

# 2021

# Notice of Annual Meeting and Proxy Statement



## OUR VISION

Become the country's leading people-first, digitally powered bank.



## OUR PURPOSE

We make people's lives better, help businesses thrive, and strengthen the communities we serve.

## OUR VALUES

Can-Do Attitude

Service Heart

Forward Thinking

# Letter to Shareholders





March 11, 2021

## Dear Fellow Shareholders:

We are pleased to invite you to the 2021 Annual Meeting of Shareholders to be held on Wednesday, April 21, 2021, at 2:00 pm Eastern Time virtually via webcast. Despite this year's meeting being a virtual meeting, we hope that you will join and participate. We will consider the matters described in the following Notice of Annual Meeting and Proxy Statement and review highlights of the past year.

In 2020, we rose to the unprecedented challenges presented by living our purpose—to make people's lives better, help businesses thrive, and strengthen the communities we serve. Guided by our purpose, we focused on the health and safety of our colleagues and customers, maintained our business resiliency, and continued to serve our customers and communities. We also focused on our strategic long-range plans to build the leading People-First, Digitally Powered bank with investments in customer experience, product differentiation, and key growth strategies. We continued to drive organic revenue growth, manage our expense growth to fund further investment, and delivered solid financial results and annual positive operating leverage on an adjusted basis for the eighth consecutive year.

On December 13 we announced a definitive agreement to acquire TCF Financial creating a top U.S. regional bank. The combined company positions Huntington for enhanced profitability and scale, revenue growth opportunities, significant cost synergies, and a strengthened market position driving increased long-term shareholder value. The merger is expected to close in the second quarter of 2021 subject to regulatory approvals, approval by the shareholders of each company, and customary closing conditions.

We remain grateful to our talented colleagues and our directors for their steadfast commitment, invaluable advice, and guidance throughout the year.

Details of the business to be conducted at the annual meeting and how to participate at the meeting are provided in the attached Notice of Annual Meeting and Proxy Statement. Your vote is important to us. Whether or not you plan to attend the annual meeting, we encourage you to read the Proxy Statement carefully. Please vote via internet, telephone, or mail to ensure that your shares are represented.

Thank you for your support of Huntington.

Best wishes,

**Stephen D. Steinour**
Chairman, President and CEO

**David L. Porteous**
Independent Lead Director

# Notice of 2021 Annual Meeting of Shareholders



**Date and Time**

Wednesday, April 21, 2021, at 2:00 p.m. Eastern Time



**Location**

Online at http://www.meetingcenter.io/208317683

## Matters to be Voted Upon:

| | | | |
|---|---|---|---|
| Proposal 1 | Election of Directors | ✓ FOR each director nominee | ▸ Page 11 |
| Proposal 2 | Advisory resolution to approve, on a non-binding basis, the compensation of executives as disclosed in the accompanying proxy statement | ✓ FOR | ▸ Page 54 |
| Proposal 3 | Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021 | ✓ FOR | ▸ Page 99 |
| Proposal 4 | Approval of the Amended and Restated 2018 Long-Term Incentive Plan | ✓ FOR | ▸ Page 104 |
| Other business that properly comes before the meeting | | | |

**Information for Shareholders Who Plan to Attend the 2021 Annual Meeting of Shareholders**

Shareholders will be able to attend and participate in the Annual Meeting online, vote their shares electronically, and submit questions during the meeting by visiting: http://www.meetingcenter.io/208317683 at the meeting date and time. The password for the meeting is HBAN2021.

**Record Date:** Huntington shareholders as of the close of business on February 17, 2021, will be entitled to vote at our annual meeting and at any adjournments or postponements of the meeting.

**Your vote is important.** Please submit your proxy as soon as possible via the internet, mail, or telephone. If your shares are held by a broker, it is important that you provide instructions to your broker so that your vote is counted on all matters.

**2021 Virtual Annual Shareholder Meeting**

After careful consideration, the Board of Directors has determined to hold a virtual annual meeting in order to facilitate shareholder attendance and participation by enabling shareholders to participate from any location and at no cost. We believe this is the right choice given the current public health impacts of the COVID-19 pandemic and our desire to promote the health and safety of Huntington shareholders, as well as Huntington directors, officers, employees, and other constituents. You will be able to attend the meeting online, vote your shares electronically and submit questions during the meeting by visiting http://www.meetingcenter.io/208317683 at the meeting date and time and using the password HBAN2021. The meeting webcast will begin promptly at 2:00 pm Eastern Time. If you experience technical difficulties during the check-in process or during the meeting please contact (888) 724-2416 (U.S. toll-free) or +1-781-575-2748 (outside of U.S.) for assistance.

By Order of the Board of Directors,

**Lyndsey M. Sloan**
Deputy General Counsel & Secretary
March 11, 2021

## How to Vote Your Shares



**Online**

Registered holders – www.envisionreports.com/HBAN

Beneficial owners – www.proxyvote.com



**By Phone**

Call the phone number at the top of your proxy card



**By Mail**

Complete, sign, date and return your proxy card in the envelope provided



**Online during the meeting**

Attend our annual meeting and vote during the online annual meeting

**Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 21, 2021. The proxy statement and annual report to shareholders are available at www.edocumentview.com/HBAN**



# Table of Contents

# Proxy Summary

## Huntington Overview

We serve our customers through a banking network of over 800 retail branches as well as digital, telephone, and ATM banking capabilities.



MI
PA
IL
IN
OH
WV
KY


### OUR GEOGRAPHIC FOOTPRINT

**RETAIL FOOTPRINT PRODUCTS:**

Consumer
Business Banking
Commercial
Wealth Management
Trust
Insurance

**EXTENDED FOOTPRINT PRODUCTS:**

Asset Finance
Auto
Corporate
Huntington Business Credit
Huntington Public Capital
Huntington Technology Finance
National Settlements
RV and Marine
Specialty Banking Verticals

**15,477** FTE colleagues

**839** Branches[(1)]

**$123B** Assets

**1,322** ATMs

**Over 150 years** of serving the financial needs of our customers

(1) Includes Regional Banking and The Huntington Private Client Group offices

### We are building the Leading *People-First, Digitally Powered* Bank

We are creating a sustainable, competitive advantage with focused investment in customer experience, product differentiation, and key growth initiatives.

#### We are a purpose-driven company

Our purpose is to make people's lives better, help businesses thrive, and strengthen the communities we serve.

#### Drive organic growth across all business segments

- Deliver a superior customer experience through highly engaged colleagues, differentiated products, digital capabilities, market segmentation, and tailored expertise
- Leverage the value of our brand, our deeply-rooted leadership in our communities, and our market-leading convenience to efficiently acquire, deepen, and retain client relationships

#### Deliver sustainable, top quartile financial performance

- Drive diversified revenue growth while maintaining rigorous expense management discipline and maximizing returns on organic growth investments
- Minimize earnings volatility through the cycle
- Deliver top quartile returns on capital

#### Be a source of stability and resilience through enterprise risk management and balance sheet strength

- Maintain an aggregate moderate-to-low, through-the-cycle risk profile
- Disciplined capital allocation and priorities

#### Our Commitment to ESG

We issued our 2019 Environmental, Social, and Governance (ESG) Report (our fourth ESG report) and our first report to address the Financial Stability Board's Task Force on Climate-related Financial Disclosures' (TCFD) recommendations, which should be reviewed as a companion piece to our 2019 ESG Report. (Neither report is part of or incorporated by reference into this proxy statement.)

# Living our Purpose – 2020 Business Highlights

## Make people's lives better, help businesses thrive, and strengthen the communities we serve.

**We have had an incredibly important role to play in 2020. Guided by our purpose, we actively worked to look out for our colleagues, customers, and community.**

## Looking out for Community



Committed to a new **five-year, $20 billion Community Plan** to help boost economic opportunity for people, small businesses, and communities throughout our seven-state footprint.



Launched **Lift Local Business℠**, a new $25 million micro small-business lending pilot focused on serving minority, women, and veteran-owned businesses.

- **Achieved 100%** of goal in year 4 of 5-year $16.1 billion community development plan established in 2017.
- **# 1** nationally for Small Business Administration (SBA) 7(a) loan originations by volume (**3rd** year in a row)*.
- **# 1** originator, by volume, of SBA 7(a) loans within its footprint states for **12th** year in a row.*

## Looking out for Colleagues



Adopted **COVID-19 Time Off** policy and Medical plan enhancements



Adopted **Social Equity Colleague Plan** to focus on culture and inclusion, development and career advancement, and talent experience.



Adopted **Workplace Flex** program



Expanded our Diversity & Inclusion Policy Statement to **Diversity, Equity & Inclusion**



Enhanced **family support** with backup child and elder care

## Looking out for Customers

- With a long history of Fair Play Banking-
  - Extended **24-Hour Grace®** for consumers to our business customers
  - Introduced our no overdraft fee **$50 Safety Zone℠** for consumers and businesses
- Launched **Money Scout℠** to help customers look out for money they can set aside to build their savings
- More than 38,000 SBA Paycheck Protection Program (PPP) loans totaling more than $6.6 billion
- Provided greater than $6.8 billion of forbearance to our borrowers during the 2020 second quarter
- Upgraded our entire ATM network

* Largest by number of 7(a) loans for SBA fiscal years 2018-2020; Source U.S. Small Business Administration.

# 2020 Performance Highlights

The COVID-19 pandemic has caused and continues to cause significant, unprecedented disruption that affects daily living and negatively impacts the global economy. Huntington's 2020 performance was most significantly impacted by COVID-19, the resulting recession and the impact of Current Expected Credit Losses (CECL), which impacted the provision for credit losses and in turn the earnings per share (EPS) results. Despite a challenging year, Huntington reported increases in revenue and Pretax Pre-Provision Earnings (PTPP), both at record levels.

## Delivered positive operating leverage for the 8th consecutive year.[1]


Revenue (FTE)[2]
$4.8
billion
3%
year-over-year
EPS
$0.69
46%
year-over-year
PTPP[3]
$2.04
billion
4%
year-over-year

- Average loans increased $4.4 billion, or 6%, year-over-year
- Average core deposits increased $8.7 billion, or 11%, year-over-year
- Net interest margin of 2.99%, down 27 basis points from the prior year
- Efficiency ratio[4] of 56.9%, up from 56.6% in the prior year
- Net charge-off ratio of 57 basis points, up from 35 basis points in the prior year
- Provision for credit losses of $1.0 billion, up from $287 million in the prior year

(1),(3),(4) Non-GAAP, see Appendix A to this proxy statement for more information.

(2) Non-GAAP, see page 50 of the company's Form 10-K for the year ended December 31, 2020 for more information.

Proposal 1

## Election of Directors

The board of directors proposes the election of thirteen directors at this annual meeting. All of our nominees are seasoned leaders. Collectively, they bring to our board an effective variety of skills, knowledge, experience, and perspectives. All of our non-employee directors are independent.

✔ Our board recommends a vote **FOR** the election of each of the nominees for director.

See **page 11** for further information.

# Board Key Facts

### Gender

38%

**Female**


5 Female
8 Male

### Average Tenure

6

**Years**


8 0-5 Years
2 6-10 Years
3 11-17 Years

### Diversity

15%

**Race / Ethnicity**


2 Diverse
11 Other
Average Age
63
Years
2 48-55
7 56-65
4 66-74

### Independence

92%

**Independent**


12 Independent
1 Management

# Board Nominees

A brief list of the nominees for the 2021 annual meeting is set forth below.

| Directors and Nominees | Age | Director Since | Committees |
|---|---|---|---|
| **Lizabeth Ardisana**<br>CEO and principal owner,<br>ASG Renaissance, LLC | 70 | 2016 | • Community Development Committee<br>• Risk Oversight Committee |
| **Alanna Y. Cotton**<br>President of Operations, Central & Eastern Europe,<br>The Coca-Cola Company | 48 | 2019 | • Community Development Committee<br>• Technology Committee |
| **Ann B. (Tanny) Crane**<br>President and CEO,<br>Crane Group Company | 64 | 2010 | • Audit Committee<br>• Community Development Committee (Chair)<br>• Executive Committee |
| **Robert S. Cubbin**<br>Retired President and CEO, Meadowbrook Insurance Group | 63 | 2016 | • Audit Committee<br>• Compensation Committee (Chair) |
| **Steven G. Elliott**<br>Retired Senior Vice Chairman,<br>BNY Mellon | 74 | 2011 | • Compensation Committee<br>• Executive Committee<br>• Risk Oversight Committee (Chair) |
| **Gina D. France**<br>Chief Executive Officer and President,<br>France Strategic Partners LLC | 62 | 2016 | • Audit Committee<br>• Compensation Committee |
| **J. Michael Hochschwender**<br>President and CEO,<br>The Smithers Group | 60 | 2016 | • Compensation Committee<br>• Technology Committee |
| **John C. (Chris) Inglis**<br>Distinguished Visiting Professor of<br>Cyber Studies at the U.S. Naval Academy | 66 | 2016 | • Nominating and Corporate Governance Committee<br>• Technology Committee (Chair) |
| **Katherine M. A. (Allie) Kline**<br>Former Chief Marketing and<br>Communications Officer, Verizon Media | 49 | 2019 | • Nominating and Corporate Governance Committee<br>• Technology Committee |
| **Richard W. Neu**<br>Retired Chairman,<br>MCG Capital Corporation | 65 | 2010 | • Audit Committee (Chair)<br>• Executive Committee<br>• Nominating and Corporate Governance Committee |
| **Kenneth J. Phelan**<br>Senior Advisor,<br>Oliver Wyman, Inc. | 61 | 2019 | • Compensation Committee<br>• Risk Oversight Committee |
| **David L. Porteous**<br>Attorney, McCurdy, Wotila & Porteous, P.C.<br>and Independent Lead Director, Huntington | 68 | 2003 | • Executive Committee (Chair)<br>• Nominating and Corporate Governance Committee (Chair)<br>• Risk Oversight Committee |
| **Stephen D. Steinour**<br>Chairman, President, and CEO,<br>Huntington Bancshares Incorporated and<br>The Huntington National Bank | 62 | 2009 | • Executive Committee |

Proposal 2

## Advisory resolution to approve, on a non-binding basis, the compensation of executives as disclosed in the accompanying proxy statement

The Board of Directors and Compensation Committee believe that our compensation policies and procedures strongly align the interests of executives and shareholders. Further, our culture focuses executives on sound risk management and appropriately rewards executives for performance.

✔ Our board recommends a vote **FOR** this proposal

See **page 54** for further information.

# 2020 Compensation Program

| Element | Target Compensation Mix: CEO | Target Compensation Mix: Other NEOs | Description |
|---|---|---|---|
| **Base Salaries** | 15% | 24% | Fixed component representing 24% or less of targeted direct compensation for NEOs |
| **Annual Incentive Plan (Management Incentive Plan)** | 25% | 25% | Annual incentive plan with overall adjusted performance at 95% of target on:<br>• Earnings per share (EPS) - target of $1.349<br>• Operating leverage[1] - target of 1.10%<br>• Pretax, Pre-Provision (PTPP)[2] growth - target of 2.6% |
| **Long-Term Incentive Plan** | 60% | 51% | Awards of long-term incentive grants comprised of:<br>• PSUs (55% for CEO, 50% for other NEOs)<br>  • Relative and Absolute ROTCE[3] for the cycle ending December 31, 2020<br>  • Relative and Absolute ROTCE + “new revenue” adjustment for the cycle 2020 – 2022<br>• RSUs (20% for CEO, 25% for other NEOs)<br>• Stock Options (25%) |

(1),(2),(3) Non-GAAP, see Appendix A to this proxy statement for more information.

## Executive Compensation Best Practices

- Significant stock ownership (10X salary for CEO) and hold until retirement policies
- Significant emphasis on performance-based compensation, with majority of compensation dependent upon long-term performance
- Balanced portfolio of metrics that drive annual and long-term goals in a risk appropriate manner, including both relative and absolute metrics
- All incentive compensation subject to Recoupment and Clawback Policy
- Performance Share Units comprise 50% or more of long-term incentive grant value
- Independent compensation consultant
- Annual assessment of compensation programs
- Commitment to culture - performance reviews are based 50% on “what” and 50% on “how”
- Double-trigger change-in-control provisions
- No repricing of stock options without shareholder approval
- No excise tax gross-ups upon change in control
- No single-trigger vesting of equity awards upon change in control
- No hedging or pledging of Huntington securities by executives or directors
- No dividend or dividend equivalents paid on equity grants prior to vesting
- No incentive plans encourage excessive risk

Proposal 3

### Ratification of the appointment of the independent registered public accounting firm for 2021

The Audit Committee and the board of directors believe that the continued retention of PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm is in the best interests of the company and its investors. The Audit Committee will reconsider the appointment of PricewaterhouseCoopers LLP if its selection is not ratified by the shareholders.

✓ Our board recommends a vote **FOR** this proposal

See **page 99** for further information.

Proposal 4

### Approval of the Amended and Restated 2018 Long-Term Incentive Plan

Huntington believes that its equity-based compensation plans have made a significant contribution to its success in attracting and retaining key employees and directors. The Amended 2018 Plan is being submitted to the shareholders for approval in order to comply with the applicable requirements of The Nasdaq Stock Market, Inc. Shareholder approval is also necessary under the federal income tax rules with respect to the qualification of incentive stock options.

✓ Our board recommends a vote **FOR** this proposal

See **page 104** for further information.

# Corporate Governance and the Board

Proposal 1

## Election of Directors

The board of directors proposes the election of 13 directors at this annual meeting. Directors elected at the meeting will each serve a one-year term expiring at our 2022 annual meeting when their successors are duly elected and qualify.

Upon consultation with the Nominating and Corporate Governance Committee, the board of directors has nominated the 13 directors currently serving for reelection at this 2021 annual meeting: Lizabeth Ardisana, Alanna Y. Cotton, Ann B. (Tanny) Crane, Robert S. Cubbin, Steven G. Elliott, Gina D. France, J. Michael Hochschwender, John C. (Chris) Inglis, Katherine M. A. (Allie) Kline, Richard W. Neu, Kenneth J. Phelan, David L. Porteous, and Stephen D. Steinour.

All of our nominees are seasoned leaders. They bring to our board an effective variety of skills, knowledge, experience, and perspectives. We also have a mix of newer and longer-term directors among the nominees.

Unless otherwise directed, the shares represented by a properly submitted proxy will be voted FOR the election of each nominee. We have no reason to believe that any nominee will be unable or unwilling to serve as a director if elected. However, in the event that any of these nominees should become unavailable, the board of directors may decrease the number of directors pursuant to the bylaws, or the board of directors may designate a substitute nominee, for whom shares represented by a properly submitted proxy would be voted.

✔ The board of directors recommends a vote **FOR** the election of each of the nominees for director.

# The Board of Directors – Skills and Experience

The board of directors is committed to maintaining a well-rounded, skilled, and diverse board aligned with our company strategy to ensure overall board effectiveness and our long-term success. The Nominating and Corporate Governance Committee regularly assesses the composition of the board to assure that the appropriate knowledge, skills, and experience are represented. Candid and thorough self-assessment is also necessary to ensure that the board and board committees are productively and efficiently fulfilling their duties and to shape the board for Huntington's continued success.

## Nominees for Election

After consideration of the current composition of the board, the results of the annual self-assessment, and the company's strategic objectives and goals, the board proposes the reelection of all 13 directors currently serving. The Nominating and Corporate Governance Committee recommended, and the board approved a waiver of the age limit for Steven G. Elliott and proposes the reelection of Mr. Elliott at the 2021 annual meeting. The decision to waive the age limit for Mr. Elliott a third and final time was based on Mr. Elliott's substantial financial services industry and risk management expertise as well as the institutional knowledge he has accumulated through oversight of the company's risk management program as chair of the Risk Oversight Committee since 2011. As noted below under "Director Retirement Policy", any waiver of the director age limit shall be based on special circumstances and may not be made with respect to any one person more than three times.

# Strategic Goals and the Board's Skill Set

Additions to the board within the last five years demonstrate our commitment to refreshment in correlation with strategy and emerging risks. In 2016, we appointed John C. (Chris) Inglis, a Distinguished Visiting Professor of Cyber Studies at the U.S. Naval Academy, to the board and Technology Committee. Mr. Inglis is a renowned expert and a frequent speaker on cybersecurity, a key risk for the banking industry. Three new board members, Alanna Cotton, Allie Kline, and Ken Phelan, were added in 2019 to align with our strategic focus on and in recognition of the rapid changes in technology. Ms. Cotton brings to the board an extensive background in brand development, product marketing, and innovation, and Ms. Kline brings significant expertise in consumer marketing, branding, and communication. These additions will help our board to position Huntington for further advancement of the company's digital and mobile technology strategy, a key area of investment. Additionally, we further strengthened our risk oversight with the addition of banking and risk management expert Ken Phelan who recently served as the Chief Risk Officer for the U.S. Department of the Treasury. Mr. Phelan is a highly regarded risk leader with unique, broad-based experience across a spectrum of risks.

## Diversity & Inclusion

Our nominees for director represent a well-rounded **diversity of skills, knowledge, experience**, and perspectives. All of our nominees are seasoned leaders. We also have a mix of newer and longer-term directors among the nominees. The average tenure of our director nominees is 6 years (as of the 2021 annual meeting). The director nominees range in age from 48 to 74 years.

### Gender & Ethnic Diversity


8
Other
5
Diverse
38%
Diverse

### Average Tenure


3
11-17 Years
2
6-10 Years
8
0-5 Years
6
Years

### Average Age


4
66-74
2
48-55
7
56-65
63
Years

### Independence


1
Management
12
Independent
92%
Independent

# Board Skills, Experience and Diversity

A graphic summary of the qualifications and attributes of our director nominees is presented below.

| | Ardisana | Cotton | Crane | Cubbin | Elliott | France | Hochschwender | Inglis | Kline | Neu | Phelan | Porteous | Steinour |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Skills & Experience** | | | | | | | | | | | | | |
| Audit / Financial Reporting | ⬢ | ⬢ | | ⬢ | ⬢ | ⬢ | ⬢ | | | ⬢ | | ⬢ | ⬢ |
| Client / Consumer Marketing, Branding & Communication | ⬢ | ⬢ | ⬢ | | | | | | ⬢ | | | | ⬢ |
| Compensation & Human Capital Management | ⬢ | ⬢ | | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | | ⬢ | ⬢ | ⬢ |
| ESG | ⬢ | | | | ⬢ | ⬢ | | | ⬢ | ⬢ | | ⬢ | ⬢ |
| Financial Services | | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | | | | ⬢ | ⬢ | ⬢ | ⬢ |
| Government, Public Policy & Regulatory | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ |
| Legal | | | | ⬢ | | | | | | | ⬢ | ⬢ | |
| Payments | | | | | ⬢ | | | | | | | | ⬢ |
| Public Company Executive | | | | ⬢ | ⬢ | | | | ⬢ | ⬢ | ⬢ | | ⬢ |
| Risk Management | ⬢ | | | ⬢ | ⬢ | ⬢ | | ⬢ | | ⬢ | ⬢ | ⬢ | ⬢ |
| Strategic Planning / M&A | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ |
| Technology / Cybersecurity | | ⬢ | | | ⬢ | | | ⬢ | ⬢ | | ⬢ | | ⬢ |
| **Demographic Background** | | | | | | | | | | | | | |
| Tenure (Years) | 4 | 1 | 10 | 4 | 10 | 4 | 4 | 4 | 2 | 11 | 1 | 17 | 12 |
| Age (Years) | 70 | 48 | 64 | 63 | 74 | 62 | 60 | 66 | 49 | 65 | 61 | 68 | 62 |
| Gender (Male/Female) | F | F | F | M | M | F | M | M | F | M | M | M | M |
| **Race/Ethnicity** | | | | | | | | | | | | | |
| African American/Black | | ⬢ | | | | | | | | | | | |
| Hispanic | ⬢ | | | | | | | | | | | | |
| Caucasian/White | | | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ | ⬢ |

| Skill | Description | Directors |
|---|---|---|
| **Audit / Financial Reporting** | Prior experience working in finance, accounting, and / or audit, internally or externally. | 9/13 |
| **Client / Consumer Marketing, Branding and Communication** | Experience leveraging technology to improve the customer experience online and in-store and drive omni-channel experiential initiatives. Customer marketing and branding experience with digital mindset. | 5/13 |
| **Compensation & Human Capital Management** | Experience aligning compensation with strategy and performance, tying compensation to behaviors, and ensuring compensation plans do not encourage excessive risk taking. Experience developing a strong corporate culture and focusing on employee engagement. Experience in human capital management. | 11/13 |
| **ESG** | Experience with ESG practices, from a sustainability and / or reporting perspective, with a focus on leadership in modern board practices and corporate governance. | 7/13 |
| **Financial Services** | Experience with financial market products and services. | 9/13 |
| **Government, Public Policy & Regulatory** | Experience working closely with government officials at a local, state or federal level, developing or leading public policy, or working in the government. Experience with regulators and regulatory issues. | 12/13 |
| **Legal** | Significant experience as a lawyer at a firm, with the government, or as in-house counsel with a track record of assessing risk, implementing appropriate mitigation measures, and advising business clients. | 3/13 |
| **Payments** | Strong understanding of payment platforms, models, systems, and technology. | 2/13 |
| **Public Company Executive** | CEO or other senior executive (direct report to CEO) of a publicly traded company. | 6/13 |
| **Risk Management** | Deep experience with enterprise risk management principles and concepts as well as experience managing risk at a large, complex organization. | 9/13 |
| **Strategic Planning / M&A** | Experience leading complex mergers, acquisitions, or divestitures and direct involvement in the integration of people, systems, data, and operations. | 13/13 |
| **Technology, Cybersecurity & Information Security** | Expertise in cybersecurity and information technology systems and developments, either through academia or industry experience. Experience leading technology strategy for a large organization or experience managing security risks at a large organization. | 6/13 |

# Director Nominees

The following provides biographical information regarding each of the nominees, including the specific business experience, qualifications, attributes and skills that the directors considered, in addition to prior service on the board, when the board determined to nominate them.



## Lizabeth Ardisana

**Director since:** 2016
**Age:** 70

**Committees:**
Community Development Committee
Risk Oversight Committee

**Other Current Public Company Directorships:**
Clean Energy Fuels Corp.

- Chief Executive Officer and the principal owner of the firm ASG Renaissance, LLC which Ms. Ardisana founded in 1987. ASG Renaissance is a technical and communication services firm. ASG Renaissance has more than 23 years of experience providing services to a wide range of clients in the automotive, environmental, defense, construction, healthcare, banking, and education sectors.
- Chief Executive Officer of Performance Driven Workforce, LLC, a scheduling and staffing firm which was founded in 2015 and has since expanded into five states.
- Hispanic and female business owner; an active business and civic leader in Michigan.
- Held numerous leadership positions in a variety of non-profit organizations, Skillman Foundation, CS Mott Foundation, Kettering University, Metropolitan Affairs Coalition and Focus: Hope
- Appointed by the governor of Michigan to the executive board of the Michigan Economic Development Corporation and chairs its finance committee.
- Vice chair of the Wayne State University Physicians Group where she serves on the audit committee.
- Holds a bachelor's degree in mathematics and computer science from the University of Texas, a master's degree in mechanical engineering from the University of Michigan and a master's degree in business administration from the University of Detroit.
- Serves on the board of directors of Clean Energy Fuels Corp. Member of the board of directors of Citizens Republic Bancorp, Inc. from 2004 to 2013, and a member of the board of directors of FirstMerit Corporation from 2013 to 2016.
- Brings significant leadership experience to the board.

### Key Experience and Skills:

 Audit / Financial Reporting

 Government, Public Policy & Regulatory

 Client / Consumer Marketing, Branding & Communication

 Risk Management

 Compensation & Human Capital Management

 Strategic Planning / M&A

 ESG



## Alanna Y. Cotton

**Director since:** 2019
**Age:** 48

**Committees:**
Community Development Committee
Technology Committee

- President of Operations, Central & Eastern Europe, The Coca-Cola Company. Ms. Cotton joined The Coca-Cola Company in 2020 and became President of Operations for Central and Eastern Europe in January 2021.
- Previously Ms. Cotton was Senior Vice President and general manager, product marketing, with Samsung Electronics America, Inc. where she oversaw product commercialization and digital platform engagement from 2018 to 2020. She served as Samsung's vice president and general manager, mobile computing and wearables from 2017 – 2018 and previously as vice president, marketing (demand generation), tablets, wearables and PCs.
- Served in various roles with PepsiCo, Inc. from 2004 to 2014, including vice president, brands from 2013 to 2014. Began her career with Proctor & Gamble Company in 1996.
- Holds a master's degree in business administration from Stanford University.
- Has significant consumer product and technology experience and related marketing expertise with a consumer-centric focus.
- Brings an extensive understanding of consumers (particularly millennials), their preferences, behaviors and usage patterns, in support of advancing Huntington's digital and mobile technology strategy.

### Key Experience and Skills:

 Audit / Financial Reporting

 Government, Public Policy & Regulatory

 Client / Consumer Marketing, Branding & Communication

Strategic Planning / M&A

 Compensation & Human Capital Management

 Technology, Cybersecurity & Information Security

Financial Services



## Ann B. (Tanny) Crane

**Director since:** 2010
**Age:** 64

**Committees:**
Audit Committee
Community Development Committee (Chair)
Executive Committee

- President and Chief Executive Officer, Crane Group Company. Since 2003, she has led Crane Group Company, a privately-held, diversified portfolio company comprised of businesses primarily serving the manufacturing and services markets, as well as managing investments in private equity firms and real estate and bond portfolios. She joined the manufacturer, Crane Plastics Company, in 1987 as director of human resources, and became vice president of sales and marketing in 1993. She was named president in 1996.
- Previously served as Product Manager for Quaker Oats from 1982 to 1987 where she managed all aspects of multiple product lines.
- Appointed as a director for the Federal Reserve Bank of Cleveland in 2003. After serving as a director for five years, she was named chair of the board and served in that capacity for two years.
- Served on the board of directors for Wendy's International from 2003 to 2007. Also served on the board of directors for State Savings Bank from 1993 to 1998.
- Holds a bachelor's degree in marketing and finance from The Ohio State University and a Masters of Management in marketing and finance from the J.L. Kellogg Graduate School of Management at Northwestern University.
- Widely recognized for her and her company's philanthropy throughout Central Ohio.
- An accomplished executive who is knowledgeable of the financial services industry and is deeply involved in community support and investment.
- Because of her knowledge and experience, she has been selected to serve on the Audit Committee, the Community Development Committee, and the Executive Committee.

### Key Experience and Skills:

 Client / Consumer Marketing, Branding & Communication

 Government, Public Policy & Regulatory

 Financial Services

 Strategic Planning / M&A



## Robert S. Cubbin

**Director since:** 2016
**Age:** 63

**Committees:**
Audit Committee
Compensation Committee (Chair)

**Other Current Public Company Directorships:**
Kelly Services, Inc.

- Retired President and Chief Executive Officer of Meadowbrook Insurance Group. He retired in 2016 following a 30-year career with Meadowbrook Insurance Group during which he held various management positions. He joined the company as vice president and general counsel, primarily responsible for all legal and regulatory affairs. He was promoted to executive vice president in 1996 and then to president and chief operating officer in 1999, primarily responsible for all operational functions within the company. He became chief executive officer in 2001. While with Meadowbrook, he led the formation of the firm's insurance company subsidiaries, their initial capital raising efforts and ultimately led the company's initial public offering and registration of its stock on the NYSE. He managed all negotiations, due diligence, integration and regulatory matters relative to dozens of acquisitions over his career. He served as a director of Meadowbrook Insurance Group, Inc., including the time-period during which Meadowbrook was a public company.
- Served on the board of directors of Citizens Republic Bancorp, Inc. from 2008 to 2013 and on the board of directors of FirstMerit Corporation from 2013 to 2016.
- Served as the chair of the audit committee at Citizens Republic Bancorp, Inc.
- Serves on the board of Kelly Services, Inc. since 2014, where he is a member of the audit committee and chair of the compensation and talent committee.
- Served as a board member, executive committee member, and chair of the finance and investment committee of Business Leaders for Michigan, a non-profit organization, comprised of the state's senior executives of the state's largest job providers, which is focused on driving business development and economic change in the State of Michigan.
- Holds a Bachelor of Arts in psychology from Wayne State University, and a Juris Doctor degree from Detroit College of Law.
- A licensed attorney and member of the State Bar of Michigan.
- A broadly experienced executive who brings many years of expertise and leadership to our board and the committees on which he serves.

### Key Experience and Skills:

 Audit / Financial Reporting

Legal

 Compensation & Human Capital Management

 Public Company Executive

 Financial Services

 Risk Management

 Government, Public Policy & Regulatory

 Strategic Planning / M&A



## Steven G. Elliott

**Director since:** 2011
**Age:** 74

**Committees:**
Compensation Committee
Executive Committee
Risk Oversight Committee (Chair)

**Other Current Public Company Directorships:**
PPL Corporation

- Retired Senior Vice Chairman, BNY Mellon. He began a 23-year career with BNY Mellon in 1987 as head of finance for Mellon Financial Corporation. He was named chief financial officer in 1990, vice chairman in 1992, and senior vice chairman in 1998. He also served as a director of Mellon Financial Corporation from 2001 until the merger with The Bank of New York in July 2007. He was then a director of BNY Mellon through July 2008. While at Mellon, he led a number of the company's servicing businesses and was co-leader of the integration of The Bank of New York and Mellon Financial Corporation when they merged in 2007. He led strategic acquisitions, divestitures, and restructurings, and he also held various business leadership roles in asset servicing, securities lending, foreign exchange, capital markets, global cash management, technology and institutional banking.
- Served as chief financial officer of First Commerce Corporation, corporate controller of Crocker National Bank, senior vice president of Continental Illinois National Bank, and corporate controller of United California Bank.
- A certified public accountant (inactive).
- Has substantial public company director experience with Fortune 500 companies, currently serving on the board of PPL Corporation where he chairs the audit committee and serves on the executive and finance committees.
- Served on the board of Alliance Bernstein, from 2011 to 2017, where he was lead director and chair of the audit committee and served on its executive and compensation committees.
- Holds a bachelor's degree in finance from the University of Houston and a masters of management in finance with the highest distinction from the J.L. Kellogg Graduate School of Management at Northwestern University.
- As a seasoned financial services executive with many years of experience as chief financial officer for large financial services organizations, he brings valuable insight and advice to our board and to his role as chairman of the board's Risk Oversight Committee, where his experience contributes to building strong and effective risk management.

### Key Experience and Skills:

 Audit / Financial Reporting

 Compensation & Human Capital Management

 ESG

 Financial Services

 Government, Public Policy & Regulatory

 Payments

 Public Company Executive

 Risk Management

 Strategic Planning / M&A

 Technology, Cybersecurity & Information Security



## Gina D. France

**Director since:** 2016
**Age:** 62

**Committees:**
Audit Committee
Compensation Committee

**Other Current Public Company Directorships:**
Cedar Fair LP;
CBIZ, Inc.

- Chief Executive Officer and President of France Strategic Partners LLC, a strategy and transaction advisory firm serving corporate clients across the country.
- Before founding France Strategic Partners LLC in 2003, served as a managing director of Ernst & Young LLP, where she led a national client-facing strategy group that worked exclusively with CEOs and their senior executive teams on corporate strategy, mergers and acquisitions, financial transactions, and value-creation strategies.
- A strategic advisor to over 250 companies throughout the course of her career.
- Has more than 35 years of strategy, investment banking, and corporate finance experience.
- Served as an investment banker with Lehman Brothers in New York and San Francisco.
- Served as the international cash manager of Marathon Oil Company.
- Currently serves on corporate boards: Cedar Fair LP (audit committee chair) and CBIZ, Inc. Previously served on the boards of FirstMerit Corporation, Dawn Food Products, Inc., and Mack Industries.
- Appointed a director of the BNY Mellon Family of Funds in 2019.
- A trustee of Baldwin Wallace University and the Cleveland Modern Dance Association and was a founding board member and treasurer of In Counsel with Women.
- Holds a bachelor's degree in finance magna cum laude from Indiana University and a master of management in finance with the highest distinction from the J.L. Kellogg Graduate School of Management at Northwestern University.
- A seasoned corporate director and executive who brings many years of finance, investment banking, financial reporting, risk oversight and corporate strategy experience to our board and the committees on which she serves.

### Key Experience and Skills:

 Audit / Financial Reporting



 Compensation & Human Capital Management

 ESG

 Financial Services

 Government, Public Policy & Regulatory

 Risk Management

 Strategic Planning / M&A



## J. Michael Hochschwender

**Director since:** 2016
**Age:** 60

**Committees:**
Compensation Committee
Technology Committee

- President and Chief Executive Officer of The Smithers Group, Inc., Akron, Ohio, a private group of companies that provides technology-based services to global clientele in a broad range of industries. Under his leadership since 1996, Smithers has experienced rapid growth, technological diversification, and geographic expansion through an aggressive series of acquisitions as well as organic growth.
- Served as a director of FirstMerit Corporation for ten years and as a member of the audit committee and compensation committee.
- Has more than 20 years of corporate management and consulting experience.
- Holds a master's degree from the Wharton School of Business at the University of Pennsylvania and a bachelor's degree from Tulane University.
- Served five years in the U.S. Navy SEAL Teams, deploying to Southeast Asia and the Middle East.
- Active in local health, civic, and educational organizations, currently serving on the boards of Burton D. Morgan Foundation and The University of Akron Foundation.
- Served on the boards of the Akron General Medical Center, the Greater Akron Chamber of Commerce, Ohio Foundation of Independent Colleges, Old Trail School, and The American Council of Independent Laboratories.
- Brings substantial leadership and executive experience to the board of directors as well as business experience in the northeast Ohio market.

**Key Experience and Skills:**

 Audit / Financial Reporting

 Strategic Planning / M&A

Compensation & Human Capital Management



## John C. (Chris) Inglis

**Director since:** 2016
**Age:** 66

**Committees:**
Nominating and Corporate Governance Committee
Technology Committee (Chair)

**Other Current Public Company Directorships:**
FedEx Inc.

- Currently a Distinguished Visiting Professor of Cyber Studies at the U.S. Naval Academy.
- Served for 28 years at the National Security Agency (NSA) as a computer scientist and operational manager, retiring in 2014 as the Agency's deputy director and senior civilian leader. In this role, he acted as the NSA's chief operating officer responsible for guiding and directing strategies, operations and policy.
- Served for 30 years in the U.S. Air Force (9 years active, followed by 21 years in the reserve component), from which he retired as Brigadier General in 2006.
- His military service included command at the squadron, group, and joint force headquarters and he holds a Command Pilot rating.
- Currently serving on the U.S. Cyber Solarium Commission, charged by the U.S. Congress with making recommendations for U.S. national cyber strategy.
- Managing director at Paladin Capital.
- Serves as a director of FedEx Inc. and previously served as a director of KEYW Corp.
- Served on, or co-chaired, three U.S. Department of Defense Science Board studies on cyber threat and strategy.
- Holds advanced degrees in engineering and computer science from Columbia University, Johns Hopkins University, and the George Washington University. He is also a graduate of the J.L. Kellogg Graduate School of Management at Northwestern University executive development program, the USAF Air War College, Air Command and Staff College, and Squadron Officers' School.
- His leadership and his expertise in cybersecurity strengthen the governance of the board and the Technology Committee.

**Key Experience and Skills:**

 Compensation & Human Capital Management

 Strategic Planning / M&A

 Government, Public Policy & Regulatory

 Technology, Cybersecurity & Information Security

 Risk Management



## Katherine M. A. (Allie) Kline

**Director since:** 2019
**Age:** 49

**Committees:**
Nominating and Corporate Governance Committee
Technology Committee

**Other Current Public Company Directorships:**
Bill.com Holdings, Inc.
Waddell & Reed Financial, Inc.

- Founding principal of LEO DIX, a boutique services firm that helps CEOs, boards and c-suite executives drive growth during times of disruption, transition, transformation, and turnarounds.
- Served as Chief Marketing and Communications Officer for Verizon Media, the Verizon Communications, Inc. subsidiary consisting of 20+ distinctive digital brands reaching one billion consumers including AOL, HuffPost, MAKERS, TechCrunch, Tumblr, and the Yahoo family of brands. She served in this role following Verizon's acquisition of Yahoo from 2017 to July 2018, where she was responsible for all consumer and B2B marketing, external and internal communications, brand strategy and creative, and corporate citizenship and cause marketing. She also served as CEO of MAKERS, Verizon's prominent women's media brand.
- Held the position of chief marketing and communications officer for AOL from 2013 to 2017 prior to and following Verizon's acquisition of AOL in 2015. From January 2013 until June 2015, she was the chief marketing officer of AOL Platforms (a division of AOL).
- Held the position of chief marketing officer for 33 Across, a leading data and analytics company in the digital advertising space from 2011 to 2012. Held the position of vice president, marketing for Brand Affinity Technologies, a digital sports and celebrity endorsement marketing platform from 2008 to 2011.
- She currently serves on the board of directors of Waddell & Reed Financial Inc. where she is a member of the nominating & governance committee, and on the board of directors of Bill.com Holdings, Inc. where she is a member of the audit committee. Served on the board of directors of Pier 1 Imports, Inc. from September 2018 to October 2020 where she was a member of the compensation committee.
- A board member of the National Forest Foundation, serving on the strategic planning, development and marketing, and grants committee since September 2018.
- Founded and chaired the board of trustees of Verizon Media's Charitable Foundation, which is focused on improving the lives of women, girls, and underserved youth. Previously chaired the AOL Foundation, was a member of the executive committee for the Internet Advertising Bureau Board of Directors and served on the board of The Female Quotient.
- Held digital media and marketing leadership positions with Launch Ideas, Unicast (acquired by Sizmek), InterVU (acquired by Akamai Technologies), and the Washington Wizards.
- Holds a bachelor's degree in corporate communications from Ithaca College.
- Renowned for her business, marketing, and communications expertise, including crisis readiness and management, she is a valuable member of our board of directors and the Technology Committee.

### Key Experience and Skills:

 Client / Consumer Marketing, Branding & Communication

 Compensation & Human Capital Management

 ESG

 Government, Public Policy & Regulatory

 Public Company Executive

 Strategic Planning / M&A

 Technology, Cybersecurity & Information Security



## Richard W. Neu

**Director since:** 2010
**Age:** 65

**Committees:**
Audit Committee (Chair)
Executive Committee
Nominating and Corporate Governance Committee

**Other Current Public Company Directorships:**
Tempur Sealy International, Inc.
Oxford Square Capital Corp.

- Retired Chairman of MCG Capital Corporation. He served as chairman of the board from 2009 to 2015, until its sale to PennantPark Floating Rate Capital Ltd. He also served as chief executive officer from October 2011 to November 2012. MCG was a Washington, D.C.-based publicly traded business development corporation providing financing to middle market companies throughout the United States. He first joined the MCG board in 2007, and served as a member of the audit, nominating and corporate governance, and the valuation and investment committees.
- Served as executive vice president, chief financial officer, treasurer, and director for both Charter One Financial, Inc. and Charter One Bank from 1995 to 2004. He assumed this role following the merger of First Federal of Michigan and Charter One Financial, Inc. He joined First Federal of Michigan in 1985 as chief financial officer and was elected to the board of directors in 1992.
- Serves on the board of Tempur Sealy International, Inc. since 2015 and is currently its lead director. He also serves on the Tempur Sealy compensation and audit committees.
- Serves on the board of Oxford Square Capital Corp. since December 2016 and is currently chair of the Oxford Square Capital audit and nominating and corporate governance committees. He also serves on the Oxford Square Capital valuation and compensation committees.
- Served on the board of the Dollar Thrifty Automotive Group from 2006 to 2012 until its sale to Hertz Corporation. He served as the lead director from December 2011 to November 2012 and served as chairman of the board from November 2010 to December 2011. He previously served as chairman of the audit committee and as a member of the corporate governance committee.
- His professional experience includes seven years at a Big 4 public accounting firm, 20 years as a chief financial officer of a major regional bank holding company, and 14 years in a variety of public company board roles.
- Holds a bachelor's degree in business administration from Eastern Michigan University.
- Possesses a comprehensive knowledge of our bank markets, as well as extensive knowledge of the banking industry. He has led numerous bank acquisitions and integrations.
- His knowledge and diverse business experience, as well as financial acumen, make him a valued member of the board and chair of the board's audit committee.

### Key Experience and Skills:

 Audit / Financial Reporting

 Compensation & Human Capital Management

 ESG

 Financial Services

 Government, Public Policy & Regulatory

 Public Company Executive

 Risk Management

 Strategic Planning / M&A



## Kenneth J. Phelan

**Director since:** 2019
**Age:** 61

**Committees:**
Compensation Committee
Risk Oversight Committee

**Other Current Public Company Directorships:**
Adtalem Global Education Inc.

- Senior Advisor, Oliver Wyman, Inc., global management consulting firm, since 2019.
- Served as chief risk officer for the U.S. Department of the Treasury from 2014 to 2019. In this role he established the department's office of risk management to provide senior Treasury and other Administration officials with analysis of key risks, including credit, market, liquidity, operational, governance, and reputational risks across the department. He also served as Acting Director for the Office of Financial Research, an independent bureau within the Treasury Department charged with supporting the Financial Stability Oversight Council and conducting research about systemic risk.
- Served as chief risk officer for RBS Americas from 2011 to 2014.
- Serves on the board of directors of Adtalem Global Education, Inc. where he is a member of the compensation committee and the external relations committee.
- Holds a master's degree in economics from Trinity College in Dublin, Ireland and a Juris Doctor degree from Villanova University.
- Possesses broad risk oversight expertise as well as extensive knowledge of the banking industry.
- His knowledge and experience strengthen the board's governance and risk oversight and make him a key member of the board's risk oversight committee.

### Key Experience and Skills:

 Financial Services

 Government, Public Policy & Regulatory

 Legal

 Public Company Executive

 Risk Management

 Strategic Planning / M&A

Technology, Cybersecurity & Information Security



## David L. Porteous

**Director since:** 2003
**Age:** 68

**Lead Director**

**Committees:**
Executive Committee (Chair)
Nominating and Corporate Governance Committee (Chair)
Risk Oversight Committee

- Attorney at McCurdy, Wotila & Porteous, P.C.
- Practiced law for more than 40 years with a focus on business, corporate, and municipal law, and government relations.
- Prior to joining McCurdy, Wotila & Porteous, P.C., in 2008, he managed his own law practice for more than 20 years.
- A recognized authority on economic development and has served on the boards of directors of the Michigan Economic Development Corporation, the Michigan Economic Growth Authority, where he was chairman of the executive committee, the Michigan Strategic Fund, where he was chairman, and the Michigan Chamber of Commerce.
- Former director of the Federal Home Loan Bank of Indianapolis where he also chaired the audit committee.
- A member of the board of trustees of Michigan State University for more than eight years and was chairman of the board from 2003 to 2006 and was a member of its finance and audit committees.
- Served as a director of Jackson National Life Insurance of New York from 2002 to 2016, where he served as a member of the audit, risk and compensation committees.
- Holds a bachelor's degree from Michigan State University and a Juris Doctor degree from Thomas M. Cooley Law School – Western Michigan University.
- Regularly lectures on corporate governance and was one of three finalists for the New York Stock Exchange 2015 Independent Lead Director of the Year award.
- Has an extensive legal background and possesses valuable experience in corporate and finance related matters, as well as an extensive knowledge of Huntington's markets. These attributes make him an effective lead director, member of the Risk Oversight Committee and chair of the Executive Committee and the Nominating and Corporate Governance Committee.

### Key Experience and Skills:


- Audit / Financial Reporting
- Government, Public Policy & Regulatory

- Compensation & Human Capital Management

- Legal
- ESG

- Risk Management

- Financial Services

- Strategic Planning / M&A



## Stephen D. Steinour

**Director since:** 2009
**Age:** 62

**Committees:**
Executive Committee

**Other Current Public Company Directorships:**
L Brands, Inc.

- Chairman, President and Chief Executive Officer of Huntington Bancshares Incorporated and The Huntington National Bank since January 2009. He joined Huntington from CrossHarbor Capital Partners in Boston, where he served as a managing partner.
- Served in various executive roles for Citizens Financial Group in Providence, Rhode Island, from 1992 to 2008, with responsibilities for credit, risk management, wholesale and regional banking, consumer lending, technology, and operations among others. He was named president in 2005 and chief executive officer in 2007.
- Serves on the Board of Directors of L Brands, Inc. and served on the Board of Directors of Exelon Corporation until April 2020.
- A Trustee of The Ohio State University Wexner Medical Center.
- Member of The Columbus Partnership and serves on its Executive Committee, is vice chair of the Columbus Downtown Development Corporation, and is vice chair of the Ohio Business Roundtable, and member of the Bank Policy Institute.
- Served on the Board of Trustees of Liberty Property Trust, is a former Trustee of the Eisenhower Fellowships and the National Constitution Center and past Chairman of the Greater Philadelphia Chamber of Commerce.
- Holds a bachelor's degree in economics from Gettysburg College and completed the Stanford University Graduate School of Business Executive Program.
- With more than 35 years of experience in all aspects of banking, he brings extensive leadership experience, as well as broad knowledge of the banking industry to the board and his role as chief executive officer.

### Key Experience and Skills:

- Audit / Financial Reporting

- Payments

- Client / Consumer Marketing, Branding & Communication

- Public Company Executive

- Compensation & Human Capital Management
- Risk Management

- ESG
- Strategic Planning / M&A

- Financial Services

- Technology, Cybersecurity & Information Security

- Government, Public Policy & Regulatory

# Board Refreshment/Succession Planning

**Our board of directors is committed to maintaining a well-rounded and effective board aligned with the company's business strategy.**

The board believes that one of its most important responsibilities is identifying, evaluating, and selecting candidates for the board. Board refreshment is viewed as a significant factor in overall board effectiveness and to assure alignment with our long-term strategy. At least annually the Nominating and Corporate Governance Committee assesses the size of the board and reviews the composition of the board to assure that the appropriate knowledge, skills, and experience are represented, in the Committee's judgment. The board also believes that candid and thorough self-assessment is necessary to ensure that the board and board committees are productively and efficiently fulfilling their duties.

The board of directors is committed to board refreshment. Eight new independent directors have joined our board since our 2016 annual meeting, ensuring fresh perspectives. The board also believes it is critical to maintain a range of board member tenures to ensure sufficient experience for board leadership positions and to ensure continuity and institutional knowledge through economic cycles and business climates. The tenures of our current board members range from one year to 17 years (as of the date of the 2021 annual meeting).


0 to 5 years
6 to 10 years
11 to 17 years
Average Tenure: 6 years

## Selection of Director Nominees

The Nominating and Corporate Governance Committee thoroughly reviews the qualifications of potential director candidates and makes recommendations to the full board. Each of the director nominees meets the standards listed below. Diversity is a priority and the board, and the Nominating and Corporate Governance Committee actively seek candidates who possess varied gender, race, ethnicity, age, and experience. The board believes that board membership should reflect the diversity of the markets in which we do business. From time-to-time the Nominating and Corporate Governance Committee will identify additional selection criteria for board membership, taking into consideration the company's business strategy, the business environment, and current board composition.

**Director Qualifications**

Factors considered by the Committee and the board in their review of potential candidates include whether the candidate:

- has exhibited behavior that indicates he or she is committed to the highest ethical standards;
- has special skills, expertise, and background that would complement the attributes of the existing directors, taking into consideration the diverse businesses, communities, and geographies in which the company operates;
- has achieved prominence in his or her business, governmental, or professional activities, and has built the capacity that demonstrates the ability to make the kind of important and sensitive judgments that the board is called upon to make;
- will challenge management while working constructively as part of a team in an environment of trust; and
- will be able to devote sufficient time and energy to the performance of his or her duties as a director.

# Regular Self-Assessment

**Candid and thorough self-assessment is also necessary to ensure that the board and board committees are productively and efficiently fulfilling their duties and to shape the board for Huntington's continued success.**

The Nominating and Corporate Governance Committee oversees a self-assessment process for the board and its committees each year. Regular evaluation is critical to assess strengths and identify areas for improvement. Although the specific method or methods of evaluation may vary, the annual self-assessment process is designed to ensure that board members have the opportunity to speak openly and candidly. Periodically, the board will engage an experienced third party to facilitate the board's self-assessment and assessments of individual directors.

In addition to participating in the annual self-assessment process, directors are encouraged to raise any topics related to board performance and effectiveness at any time with the independent lead director, the chair of the Nominating and Corporate Governance Committee, the chair of an applicable committee, the chairman of the board, or the board, as appropriate. The lead independent director makes a point to engage one-on-one with each board member throughout the year.

The 2020 evaluation included consideration of how well the board handled, and was equipped to handle, the challenges resulting from the COVID-19 pandemic.

The following sets forth the process for the board's 2020 self-assessment:


1
One-on-One Discussions
2
Committee Discussions
3
Reporting to the Board
4
Group Discussions
5
Focus on Outcomes
6
Action Items

1. Prior to the board's and committees' full evaluation, the lead director, who also serves as the chair of the Nominating and Corporate Governance Committee, held individual discussions with each director to obtain their candid feedback on board operations, functioning, and performance, among other topics.
2. Each committee conducted a self-assessment of its own operations and performance and on topics applicable to the committee. Committee self-assessments were facilitated by each committee's chair.
3. Following the one-on-one discussions, the independent lead director provided a summary of those discussions to the independent directors during an executive session of the board.
4. The self-assessment process solicited the board's and committees' feedback in areas such as:
   - board composition, competencies, dynamics, structure, and operations
   - critical oversight responsibilities, including business strategy, risk management and governance, and succession planning
   - relations with regulators
   - executive performance and the working relationship with management
   - information presented to the board
   - director engagement
   - board training
   - expectations of the chairman, independent lead director, and committee chairs
   - building board strength
   - sustainability and ESG

5. The board continued to place additional emphasis on outcomes. Following the completion of the self-assessment process, the board determined follow-up actions.
6. Any follow-up action items were implemented into action plans.

   As a direct result of the 2020 self-assessment process the board:

   - Reinforced its focus on succession planning for senior executive roles
   - Reinforced its commitment to maintain a board that is refreshed, diverse, and aligned with strategy
   - Further enhanced agenda planning and materials to facilitate open discussion

# Shareholder Nominations

Shareholders may recommend director candidates for consideration by the Nominating and Corporate Governance Committee by sending a written notice to the Corporate Secretary at Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287. The notice should indicate the name, age, and address of the person recommended, the person's principal occupation or employment for the last five years, other public company boards on which the person serves, whether the person would qualify as independent as the term is defined under the Marketplace Rules of the Nasdaq Stock Market, and the class and number of shares of Huntington securities owned by the person. The Nominating and Corporate Governance Committee may require additional information to determine the qualifications of the person recommended. The notice should also state the name and address of, and the class and number of shares of our securities owned by, the person or persons making the recommendation. There have been no material changes to the shareholder recommendation process since we last disclosed this item.

# Director Retirement Policy

Our bylaws provide that no person shall be nominated or elected a director of the company after having attained the age of 72 years, unless the board of directors, or the Nominating and Corporate Governance Committee, first determines that this age restriction shall not apply to a particular individual. This exception to the age limit enhances our ability to maintain a well-rounded board of directors with the appropriate skills, and to not unduly limit the service of highly qualified individuals. In accordance with the Corporate Governance Guidelines, any determination that the age restriction shall not be applicable to any person shall be made only after consideration of whether such person brings a specific expertise to the board; has valuable industry specific knowledge and experience; holds unique relationships with third parties, such as regulators; has capacity to devote time to special projects; has developed significant institutional knowledge; or possesses some other attributes or qualifications deemed essential by the board of directors or the Nominating and Corporate Governance Committee. Any determination that the age restriction shall not apply shall be made not more than three times with respect to any one person.

# Board Role and Responsibilities

## The Board's Role in Risk Oversight

**We have a deeply engrained risk management culture, including our board-defined through-the-cycle aggregate moderate-to-low risk appetite.**

We rely on comprehensive risk management processes to identify, measure, monitor, control and report risks, and to aggregate risks across the enterprise. This system enables the board to establish a mutual understanding with management of the effectiveness of the company's risk management practices and capabilities, to review the company's risk exposure, and to elevate certain key risks for discussion at the board level.

Our Risk Governance and Risk Appetite Framework (the Framework) serves as the foundation for consistent and effective risk management. It outlines the seven types of risk that the company faces: compliance risk; credit risk; operational risk; liquidity risk; market risk; reputation risk; and strategic risk. It describes components of our risk management approach, including our risk appetite and risk management processes, with a focus on the role of all colleagues in managing risk. The Framework also defines the aggregate risk levels and types of risk our board and management believe appropriate to achieve the company's strategic objectives and business plans.

While the board has three board committees that primarily oversee implementation of this desired risk appetite and the monitoring of our risk profile -- the Risk Oversight Committee, the Audit Committee and the Technology Committee -- the full board is engaged in discussing all risks. All standing board committees report their deliberations and actions at each full board meeting. Noteworthy issues from each committee agenda are called to the attention of the full board in advance. In addition, all directors have access to information provided to each committee, and all scheduled committee meetings are open to all directors. The directors regularly communicate directly with members of senior management, and the board and committees regularly meet in executive session without management present.

The role of each of the board committees is further described under "Board Structure and Responsibilities."

### Board of Directors

- Direct oversight on risks related to company strategy and leadership. Our through-the-cycle aggregate moderate-to-low risk appetite is an integral part of our strategy and strategic planning process.
- Meets frequently with senior management and is devoted to review of strategic priorities.
- The CEO reserves time at the beginning of every board meeting to discuss priorities and initiatives.
- Periodically, special board sessions are held to discuss and analyze specific possible risk scenarios, such as cybersecurity incident simulations.
- Oversees succession planning for the positions of the CEO and other members of the executive leadership team.

## Board Committees

### Risk Oversight Committee

- Assists the board of directors in overseeing the company's enterprise-wide risk management function consistent with its strategy and risk appetite, including:
  - oversight of its policies and risk control infrastructure for compliance risk, credit risk, operational risk, liquidity risk, market risk, reputation risk, and strategic risk;
  - management's establishment and operation of the Framework, including review and approval of the Framework and of the company's risk appetite metrics;
  - the risk management organization including the chief risk officer and risk management budget;
  - approval and monitoring of the company's capital position and plan supporting our overall through-the-cycle aggregate moderate-to-low risk profile;
  - the risk governance structure;
  - compliance with applicable laws and regulations; and
  - determining adherence to the board's stated risk appetite.
- Oversees our capital management and planning process, and ensures that the amount and quality of capital are adequate in relation to expected and unexpected risks and that our capital levels exceed "well-capitalized" requirements.
- At minimum quarterly, receives reports directly from the chief risk officer.

### Audit Committee

- Assists the board in overseeing the integrity of the consolidated financial statements, including:
  - policies, procedures, and practices regarding the preparation of financial statements, the financial reporting process, disclosures, and internal control over financial reporting; the internal audit department and the independent registered public accounting firm's qualifications and independence;
  - compliance with our Financial Code of Ethics for the chief executive officer and senior financial officers;
  - compliance with corporate securities trading policies;
  - compliance with legal and regulatory requirements applicable to the company's financial statements; and
  - financial risk exposures.
- The chief internal auditor reports directly to the Audit Committee.

### Compensation Committee

- Through the Compensation Committee, the board of directors seeks to ensure that compensation plans are designed and administered to drive sustainable, long-term results in an effective and ethical manner, while not exposing the organization to material risks.
- Reviews and evaluates the company's compensation policies and practices and the relationship among risk, risk management, and compensation to ensure that incentive compensation practices appropriately balance risk and financial results, incentives do not encourage unnecessary and excessive risk taking or expose the company to imprudent risks, the incentive programs are compatible with effective controls and risk management, incentive programs are supported by strong corporate governance, and the compensation policies are not likely to have a material adverse effect on the company. See "Risk Assessment of Incentive Compensation" below for additional information.
- Meets regularly with members of senior management, including the chief financial officer.
- Supports the board of directors with succession planning for key management positions.

### Technology Committee

- Assists the board of directors in fulfilling its oversight responsibilities with respect to all technology and innovation strategies and plans developed by management, information and cyber security risk management program, and the third-party risk management program.

### Community Development Committee

- Promotes the company's mission of local involvement and leadership in the communities where the company is located and where its colleagues work.
- Considers matters relating to community development and involvement, philanthropy, government affairs, fair and responsible lending, and inclusion.

### Nominating and Corporate Governance Committee

- Oversees the company's commitment to ESG issues and the company's ESG practices and activities strategy.
- Receives periodic updates from management with respect to ESG issues, risks and reporting, including with respect to energy conservation and environmental sustainability.

A number of overlapping topics are overseen by more than one committee. On a regular basis, the Risk Oversight and Audit Committees meet in joint session to cover matters relevant to both. Matters overseen by both committees include reviews of annual and quarterly reports, methodology and level of the allowance for credit losses, and conduct risk. The Risk Oversight Committee and the Audit Committee routinely hold executive sessions with our key officers engaged in both accounting and risk management. In addition, while the Technology Committee has primary oversight over cyber risk, this topic is also discussed periodically in joint session with the Risk Oversight Committee.

All board committee meeting agendas are reviewed for ESG-related topics and flagged for both awareness and discussion among the broader board.

### Oversight of Cybersecurity

Huntington's board has had a dedicated Technology Committee since 2013 to assist the board in fulfilling its oversight responsibilities with respect to the vital role of technology and innovation strategies. The Technology Committee is currently chaired by John C. (Chris) Inglis, Distinguished Visiting Professor of Cyber Studies at the U.S. Naval Academy. Mr. Inglis is a renowned expert and a frequent speaker on cyberspace and cybersecurity issues.

In addition to tech innovation and strategy, while the Technology Committee has primary oversight over cyber risk, this topic is also discussed periodically in joint session with the Risk Oversight Committee which has primary oversight of information security.

# Oversight of ESG



**Our Board is engaged and invested in the long-term sustainability of our business and aligned with shareholder interests.**

## We approach environmental, social, and governance ("ESG") issues with a purpose-focused strategy that leverages our economic impact.

As a public company, our economic impact begins with our commitment to delivering sustainable, long-term shareholder value through top-tier performance, while maintaining a through-the-cycle aggregate moderate-to-low risk appetite and well-capitalized position. As a regional bank, our economic impact includes helping individuals and families reach their goals of financial stability and homeownership; providing businesses, especially small and mid-sized businesses, with the resources to grow; serving and uplifting the under-banked; and working in partnership to create prosperous and resilient communities.

## At Huntington, we focus on the ESG issues that are most important to our business and our stakeholders.

Because we believe "purpose drives performance", our enterprise ESG commitment is closely integrated with our core performance objectives. Led by executive management, we have adopted a performance management framework that incorporates governance, strategy, and operations grounded in the considerations most material to our stakeholders. This framework ensures that we formalize and standardize our approach to integrating ESG considerations into our board and executive management, business strategy, and business platforms.

## ESG Program Objectives


Governance
ESG
MATURITY
Strategy
Operations

To ensure that we focus our ESG strategic commitment on opportunities that are most important to our key stakeholders, Huntington completed an ESG materiality assessment during 2017. Working with a third-party consultant, we started our process by considering key sustainability / ESG reporting frameworks, ratings, and rankings (including the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB)), and developed a broad list of topics. We then narrowed our focus to issues that are most relevant in the regional banking sector and to Huntington. The prioritization process included leaders representing nearly every function within the company. We also convened small-group focus sessions organized around each of our key stakeholders.

We deliberately took an integrated approach to conducting our assessment by directly considering our risk management priorities, overall corporate strategy, and purpose. Our efforts focused on evaluating topics based on both their importance to key stakeholders and to Huntington, and our ability to impact those topics. We recognize that each issue in our assessment is important, but the final results focus us on a relative prioritization of the most important issues. The assessment clearly defines Huntington's most important stakeholder and business priorities*:

### Most important to stakeholders and business priorities:

- Financial performance
- Corporate governance and transparency
- Enterprise risk management
- Customer service, satisfaction, and advocacy
- Diversity, equity, and inclusion
- Ethical practices and purpose-driven culture
- Data security and customer privacy
- Fair and responsible banking

* Based on the materiality assessment to determine issues of greatest importance to Huntington's stakeholders and importance to the business. In a few cases, the exact wording from the original assessment of certain topics has been adjusted to reflect the latest terminology being used by the company and in the industry.

## ESG Performance Management Framework

Our ESG Program recognizes that sustainable business practices are crucial to our long-term success and shareholder value creation.

### Long-Term Value Creation

To drive sustained shareholder value through economic cycles, we continue to build on several key advantages that differentiate us in our markets:

- Our talented, diverse colleague base that embodies our purpose and values;
- Our purpose-driven culture that looks out for people;
- Our "Welcome" brand promise that promotes inclusiveness in all that we do;
- Strong relationships with our customers and our ability to provide them with exceptional experiences;
- Our distinguished products and services driven by our innovative mindset;
- Our commitment to community involvement and leadership; and
- Our strong financial position, which allows us to continue to invest in our future.

Our ESG foundation and commitments are thoroughly integrated into our performance objectives and core business strategies. By facilitating sustainable, long-term value creation, we are looking out for our shareholders, colleagues, customers, and communities.

At Huntington, we focus on the ESG issues that are most important to our business and our stakeholders. Our framework prioritizes ESG into four broad categories most material to our stakeholders:

**Economic.** We approach ESG with a purpose-focused strategy that leverages our economic impact. The concept of shared value extends to driving economically inclusive communities with products, services, and investments that meet local needs.

**Governance.** Strong corporate governance is essential to the long-term success of the company. Effective risk management is critical to profitability, stability, and long-term growth. The concept of "everyone owns risk" is deeply embedded in our culture.

**Social.** Our social responsibility starts with our colleagues. Our colleagues are our most important asset and the key to fulfilling our mission to make people's lives better, help businesses thrive, and strengthen the communities we serve.

**Environment.** Climate change is a serious issue that deserves a proactive response. We embrace responsible practices for energy conservation and environmental sustainability.

# Economic Highlights - Commitment to Our Community

Huntington supports the creation of thriving, economically inclusive communities.

We committed to a new five-year, $20 billion Community Plan to help boost economic opportunity for people, small businesses, and communities.

For the 3rd year in a row, we are #1 nationally for Small Business Administration (SBA) 7(a) loan originations by volume.

We launched Lift Local Business℠, a new $25 million micro small-business lending pilot focused on serving minority, women and veteran-owned businesses.

We launched Money Scout℠ to help customers look out for money they can set aside to build their savings,

We extended 24-Hour Grace® for consumers to our business customers and introduced our no overdraft fee $50 Safety Zone℠ for consumers and businesses.

## Governance Highlights

Our board of directors has established strong governance to enhance its effectiveness.

- During 2020, our board held a total of 71 board and committee meetings. Average director attendance was 99%.
- 38% of directors are gender or racially diverse.
- ESG considerations that are most material to our stakeholders are integrated into all relevant board committee agendas for meaningful discussion, awareness, and governance actions.
- Our board of directors represents a well-rounded variety of skills, knowledge, experience and perspectives.
- We have a strong independent lead director with clearly defined roles and responsibilities.
- All of our non-employee directors, who comprise 92% of the board, are independent.

## Social Highlights – Commitment to Our Colleagues

Our colleagues are our most important asset and the key to fulfilling our purpose to make people's lives better, help businesses thrive, and strengthen the communities we serve.

- We have taken steps aimed to ensure our health, welfare, and retirement programs are competitive, cost-effective, and meet the needs of our diverse colleague base.
- In 2020 we adopted a COVID-19 Time-Off Policy and made other medical plan enhancements.
- We implemented a Workplace Flex program in 2020.
- We provide an innovative program to enable colleagues to earn college degrees with pre-imbursement of tuition and on-site classes.
- We enhanced family support in 2020 through Bright Horizons offering backup child and elder care.
- We have adopted a Social Equity Colleague Plan.

# Our Response to COVID-19

The impact of COVID-19 is felt by our colleagues, our customers, and our communities. In response to COVID-19, we:

- We made branches drive-thru only, with in-person meetings by appointment during shelter-in-place orders. Cashed economic stimulus checks for customers and non-customers.
- We implemented a work from home approach for colleagues with increased communication to keep them informed, engaged, productive, and connected.
- We provided additional benefits for colleagues impacted by the virus, including medical, emergency paid time off, mental health, and other programs.
- We provided temporary relief programs for customers, including loan payment deferrals, late fee and overdraft waivers, and suspension of foreclosure and repossessions.
- We originated SBA Paycheck Protection Program (PPP) loans under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

# Environmental Highlights - Our Commitment to Our Environment

Energy conservation and environmental sustainability efforts are a priority for Huntington. Our commitment to creating an environmentally sustainable future is an extension of our corporate values that drive our everyday actions. We have been an active participant in the Carbon Disclosure Project (CDP), a global initiative that allows us to track and submit data annually toward managing our carbon footprint and certain other aspects of our environmental impact. Our CDP score was a “B” in 2020.

- In partnership with Smart Columbus, we contracted with AEP Energy on a Renewable Energy Power Purchase Agreement (PPA) that will start in 2023 and is expected to offset ~20% of our current electric load.
- We have been an active participant in the Carbon Disclosure Project (CDP), a global initiative that allows us to track and submit data toward managing our environmental impact.
- We are developing an integrated Climate Risk Management Framework that will consistently identify, assess, manage, and report climate-related risks and their impact across the company.
- Huntington is working to reduce greenhouse gas emissions, with goals of achieving a 31% reduction by 2027, and a 41% reduction by 2037.
- We offer products and services that are intended to make a positive impact on climate, including through a dedicated renewable energy finance team supporting the renewable and efficiency energy market.

# Human Capital Management and Talent Development and Diversity & Inclusion Initiatives

We are committed to creating an inclusive, diverse environment by embracing different skills, backgrounds, and perspective, both in our communities and at work. Huntington had 15,578 average full-time equivalent colleagues during 2020, all of whom are encouraged to live out a shared Purpose – To focus on making peoples' lives better, helping businesses thrive, and strengthening the communities we serve. We believe purpose driven leadership facilitates progress in achieving a diverse and inclusive workforce. Our diverse and inclusive leadership structure is designed to ensure the alignment of diversity and inclusion initiatives with our business goals, our corporate values and the future of Huntington.

To position colleagues to deliver on our Purpose, Huntington engages with our colleagues to gain valuable feedback on a wide range of subjects related to the experience of working at Huntington, with a strategic focus on culture, engagement and trust. We value the feedback colleagues choose to share and use the information to drive our talent management strategy, which focuses on four key areas:

**Engagement.** At Huntington, we believe that we have highly engaged colleagues committed to looking out for each other and our customers with a balanced focus on "what we do" and "how we do it."

**Development.** We have created specialized learning and development programs to help our colleagues grow and develop. These development programs include an online library which allows colleagues to take ownership of their development via direct access to role-based content which can be self-initiated.

**Retention.** Our compensation structure includes benefit plans and programs focused on multiple facets of well-being, including physical, mental, and financial wellness. Huntington's benefit plans and programs include incentive opportunities such as preventive screenings, family time off, caregiver leave, a scholarship program, 401(k) match, a minimum pay rate and multiple tiers within our medical plan to scale colleague premiums based on level of pay.

**Attraction.** We are dedicated to attracting the right talent with an emphasis on experience and behaviors that align with our Purpose and our core values of 'Can Do, Forward Thinking, and Service Heart'. The diversity of our colleagues is a key component of our success as an organization as it allows us to have a workforce that is representative of the communities we serve. We understand that to support our diverse culture, we must also have inclusion, which remains a corporate strategic objective for Huntington. We proactively seek out a diverse candidate pool during the recruitment process across all levels.

In response to the COVID-19 pandemic, we implemented significant changes to support the interests and needs of our colleagues, as well as the communities in which we operate. These changes include mobilizing work access for roles that can be performed remotely, and implementing additional safety measures for colleagues while continuing critical on-site duties. Further, we implemented colleague relief benefits, such as paid emergency leave and emergency childcare time off so that our colleagues can have peace of mind concerning events that may require time away from work.

We believe that building connections between our colleagues, their families and our communities creates a meaningful, fulfilling and enjoyable workplace. During 2020, Huntington colleagues participated in a variety of volunteer opportunities, dedicating over 15,000 hours across many organizations despite measures to reduce in person volunteer activities given the on-going health pandemic. From serving on boards to providing tax preparation assistance, our colleagues served our communities in meaningful ways.

# ESG Reporting

We expect that our 2020 ESG Report will be issued in the second quarter of 2021. Our 2019 ESG Report as well as our TCFD supplement and prior year reports are, and the 2020 ESG Report will be, available to view or download at the Investor Relations pages of Huntington's website at www.huntington.com. None of these reports are a part of, or incorporated by reference into, this proxy statement.

## Management Succession Planning

The board of directors oversees succession planning for the positions of the CEO and other members of the executive leadership team. As selecting and appointing qualified executive leadership for the company is a priority for the board of directors, succession planning is discussed frequently. The CEO and the chief human resources officer review with the board the succession plans in place for executive leadership at least once each year. In addition, the Compensation Committee and the board of directors annually review and approve a talent management framework with regard to executive leaders who are responsible for or influence material risk decisions, given their knowledge, skill, or ability to effectively identify, measure, monitor, and control relevant risks.

## Shareholder Outreach and Engagement

We value the views of our investors and welcome feedback from them. The Nominating and Corporate Governance Committee, on behalf of our board, oversees our outreach and engagement practice. Members of management, and on occasion the independent lead director, hold conversations about corporate governance and executive compensation matters with our largest investors biannually. During 2020, discussions were held with investors collectively holding greater than 21% of our outstanding common stock. The board and management have gained valuable insight from these interactions and will continue to seek shareholder input.

**In 2020 invitations were sent to investors collectively holding**

Greater than **50%** of outstanding common stock

...and calls have been held with investors holding

Aggregate **>21%** of outstanding common stock

**We reach out to our investors twice each year**

Seeking perspectives on governance topics such as

- board diversity and refreshment
- ESG disclosures
- any anticipated changes in voting guidelines
- executive compensation
- any other governance issues of interest to the investor

# Board Structure and Responsibilities

## The Board's Leadership Structure

Our chief executive officer, Stephen D. Steinour, serves as chairman of the board. Director David L. Porteous has served as independent lead director since the board established the role in 2007. To ensure independent leadership, the board has determined that there will be a lead director appointed whenever the positions of chairman and chief executive officer are combined. Each year the board evaluates its leadership and its leadership structure in light of current and anticipated future circumstances and believes that having a combined chief executive officer and chairman along with a strong independent lead director provides an efficient and effective arrangement for Huntington. The board has also considered our leadership structure in light of the company's size, the nature of its business, the regulatory framework in which it operates, and its peers and determined that the board's leadership structure is appropriate for our company at this time.

The specific responsibilities of the lead director are clearly defined in our Corporate Governance Guidelines, and include:

- serving as liaison between the chairman of the board and the independent directors;
- consulting with the chairman of the board on information sent to the board;
- approving board meeting agendas;

- approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors;
- having the authority to call meetings of the independent directors; and
- ensuring that he or she is available for consultation and direct communication with key stakeholders, where appropriate.

Mr. Porteous performs these duties and provides leadership in numerous additional ways. He is available to the chief executive officer and frequently acts as a sounding board for a variety of matters. He meets regularly with Huntington's regulators. Mr. Porteous promotes good governance and is a frequent speaker on governance matters with director forums, proxy advisory firms, and investors. He communicates regularly with each board member and engages each director in candid one-on-one discussion throughout the year and during the annual self-assessment process. He also fosters dialogue among the directors and between the board and management. Mr. Porteous takes an active role in outreach efforts with various constituents, including investors. He regularly engages with Huntington employees and acts as a liaison between employees and the board. The board believes that having an active and engaged independent lead director effectively complements and counterbalances the role of the combined chairman / chief executive officer.

## Why Our Leadership Structure Works

The board of directors has determined that the current leadership structure of a combined Chair / CEO and an independent lead director is in the best interest of the company and its shareholders.

- The CEO reports to Huntington's full board of directors, which is independent and engaged, and holds regular executive sessions excluding the CEO.
- The strong lead director role established by the board in 2007 provides independent leadership that counterbalances the combined Chair / CEO role. The board has established well-developed authority and duties for the lead director position at Huntington which both offset and harmonize with those of the Chair / CEO. (The interaction of the two roles is reflected in the table below.)
- The board believes that Huntington has been well served by Mr. Steinour's combined role as Chair and CEO, which has allowed him to set the overall tone and direction for the company and have primary responsibility for managing Huntington's operations and communicating it to the board efficiently and effectively. This also maintains consistency in the internal and external communication of our strategic and business priorities.
- The board evaluates its leadership structure every year.
- Additional factors contribute to the board's comfort with Mr. Steinour serving in the combined roles of Chair / CEO including our strong corporate governance practices, our board's independence, the accountability of the CEO to the board, regular executive sessions excluding the Chair / CEO, and regular reporting by senior management to the board of directors as further described under "The Board's Role in Risk Oversight" above.

## Corporate Governance and the Board

The interaction of the roles of our Chair / CEO and our independent lead director is reflected in the table below.

**Duties and Responsibilities**

| Chair/ CEO | Lead Independent Director |
|---|---|
| **Full Board Meetings** | |
| • Has the authority to call meetings of the board of directors<br>• Chairs meetings of the board of directors and the annual meeting of shareholders | • Actively participates in board meetings<br>• Acts as intermediary — at times, the Chair may refer to the independent lead director for guidance or to have an issue or matter taken up in executive session<br>• Provides leadership to the board of directors if circumstances arise in which the role of the Chair may be, or may be perceived to be, in conflict with the board of directors<br>• Suggests calling full board meetings to the Chair when appropriate |
| **Executive Sessions** | |
| • Receives feedback from the executive sessions | • Has the authority to call meetings of the independent directors<br>• Sets the agenda for and leads executive sessions of the independent directors<br>• Briefs the Chair on issues arising out of the executive sessions |
| **Board Agendas and Information** | |
| • Takes primary responsibility for shaping board agendas, consulting with the independent lead director to ensure that board agendas and information provide the board with what is needed to fulfill its primary responsibilities | • Collaborates with the Chair to shape the board agenda and board information so that adequate time is provided for discussion of issues and so that appropriate information is made available to directors<br>• Solicits agenda items from members of the board |
| **Board Communications** | |
| • Communicates with the directors on key issues and concerns outside of board meetings<br>• Takes responsibility for new director orientation and continuing education for the board of directors | • Facilitates discussion among the outside directors on issues and concerns outside of board meetings<br>• Serves as a non-exclusive conduit for the views, concerns, and issues of the outside directors to the chair<br>• Coordinates with the chair on director orientation and continuing education |
| **Committee Meetings** | |
| • Member of the Executive Committee and attends such other committee meetings (excluding executive sessions) as the chair shall so choose | • Participates on such committees (including executive sessions) to which he or she is elected<br>• Chairs the Nominating and Corporate Governance Committee which recommends the membership of various board committees as well as selection of committee chairs, focusing on board refreshment and committee chair successors<br>• Chairs the Executive Committee |

| Duties and Responsibilities | |
|---|---|
| **Chair/ CEO** | **Lead Independent Director** |
| **External and Other Stakeholders** | |
| • Represents the organization to, and interacts with, external stakeholders, including investors, customers, employees, and others | • Available to participate in meetings with key institutional investors as appropriate<br>• Makes periodic independent visits to business regions, meeting with employees and customers<br>• Regularly meets independently with regulators<br>• Has authority to engage advisors and consultants who report directly to the board of directors on board issues |

# Independence of Directors

Our board of directors and the Nominating and Corporate Governance Committee have reviewed and evaluated transactions and relationships with board members to determine the independence of each. The board of directors does not believe that any of its non-employee members has relationships with us that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as director. Further, the board and the Nominating and Corporate Governance Committee have determined that all of the board's members and nominees, with the exclusion of the CEO, are "independent directors" as the term is defined in the Nasdaq Stock Market Marketplace Rules. The directors determined to be independent under this definition are: Lizabeth Ardisana, Alanna Y. Cotton, Ann B. (Tanny) Crane, Robert S. Cubbin, Steven G. Elliott, Gina D. France, J. Michael Hochschwender, John C. (Chris) Inglis, Katherine M. A. (Allie) Kline, Richard W. Neu, Kenneth J. Phelan, and David L. Porteous. Each member of the Audit, Compensation, and Nominating and Corporate Governance Committees is independent under such definition and the members of the Audit Committee are independent under the additional, more stringent requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, applicable to audit committee members.

In making the independence determinations for each of the directors, the board took into consideration the transactions disclosed in this proxy statement under "Review, Approval, or Ratification of Transactions with Related Persons" below. In addition, the board of directors considered that the directors and their family members are customers of our affiliated financial and lending institutions. Many of the directors have one or more transactions, relationships, or arrangements where Huntington's affiliated financial and lending institutions, in the ordinary course of business, act as depository of funds, lender, or trustee, or provide similar services. Directors may also be affiliated with entities which are customers of our affiliated financial and lending institutions and which enter into transactions with such affiliates in the ordinary course of business. The board also considered charitable donations to organizations in which directors have an interest and determined them to be immaterial.

The independent directors regularly meet in executive session in conjunction with each standing meeting of the board and are able to on other occasions throughout the year.

# Board Committee Information

Our board currently has seven standing committees: Audit, Community Development, Compensation, Executive, Nominating and Corporate Governance, Risk Oversight, and Technology. As needed or determined appropriate, the board of directors may establish an ad hoc committee.

As further discussed under "Independence of Directors" above, the board of directors has determined that each member of the Audit, Compensation, and Nominating and Corporate Governance Committees, as well as the Community Development, Risk Oversight and Technology Committees, is independent as the term is defined in the Nasdaq Stock Market Marketplace Rules.

All board members have access to all committee reports and materials. In addition, all board members are welcome to attend any meetings of the standing committees. Each standing committee has a separate written charter. Current copies of the committee charters are posted on the Investor Relations pages of our website at www.huntington.com. Information about the board's standing committees, including the committee members and a brief review of each committee's responsibilities, is set forth below.

## 2020 Committee Assignments

| Committee Members | Audit Committee | Community Development Committee | Compensation Committee | Executive Committee | Nominating & Corporate Governance Committee | Risk Oversight Committee | Technology Committee |
|---|---|---|---|---|---|---|---|
| Lizabeth Ardisana | | Member | | | | Member | |
| Alanna Y. Cotton | | Member | | | | | Member |
| Ann B. (Tanny) Crane | Member | Chair | | Member | | | |
| Robert S. Cubbin | Member | | Chair | | | | |
| Steven G. Elliott | | | Member | Member | | Chair | |
| Gina D. France | Member | | Member | | | | |
| J. Michael Hochschwender | | | Member | | | | Member |
| John C. (Chris) Inglis | | | | | Member | | Chair |
| Katherine M.A. (Allie) Kline | | | | | Member | | Member |
| Richard W. Neu | Chair | | | Member | Member | | |
| Kenneth J. Phelan | | | Member | | | Member | |
| David L. Porteous | | | | Chair | Chair | Member | |
| Stephen D. Steinour | | | | Member | | | |
| **Number of Meetings Held During 2020** | 15 | 4 | 4 | 3 | 5 | 17 | 4 |

Member Chair

## Audit Committee

**Members:**
Richard W. Neu (Chair)
Ann B. (Tanny) Crane
Robert S. Cubbin
Gina D. France

**Meetings Held in 2020: 15**
*(includes 6 held jointly with the Risk Oversight Committee)*

**The Audit Committee's duties and responsibilities are to:**

- oversee the integrity of the consolidated financial statements, including policies, procedures, and practices regarding the preparation of financial statements, the financial reporting process, disclosures, and internal control over financial reporting;
- oversee the internal audit division and the independent registered public accounting firm's qualifications, performance, and independence; and
- oversee compliance with our Financial Code of Ethics for the chief executive officer and senior financial officers; compliance with corporate securities trading policies; compliance with legal and regulatory requirements applicable to the company's financial statements; and financial risk exposures.

While the Audit Committee has the duties and responsibilities described above and as set forth in its charter, our management is responsible for the internal controls and the financial reporting process, and the independent registered public accounting firm is responsible for performing an independent audit of our financial statements and our internal controls over financial reporting in accordance with generally accepted auditing standards and issuing a report thereon.

The Audit Committee periodically meets in joint session with the Risk Oversight Committee to cover matters relevant to both, such as the construct and appropriateness of the allowance for credit losses, which is reviewed quarterly.

All of the committee members are financially literate, and the board of directors has determined that each of Richard W. Neu, chair of the Audit Committee, and Gina D. France qualifies as an "audit committee financial expert" as the term is defined in the rules of the Securities and Exchange Commission (SEC). This designation does not impose any duties, obligations, or liabilities on them that are greater than the duties, obligations and liabilities imposed on the other members of the Audit Committee. Each member of the Audit Committee qualifies as an "independent director" as the term is defined in the Nasdaq Stock Market Marketplace Rules.

## Community Development Committee

**Members:**
Ann B. (Tanny) Crane (Chair)
Lizabeth Ardisana
Alanna Y. Cotton

**Meetings Held in 2020: 4**

The purpose of the Community Development Committee is to promote Huntington's mission of local involvement and leadership in the communities where Huntington is located and where its employees work. The Committee considers matters relating to community development and involvement, philanthropy, government affairs, fair and responsible lending, and inclusion.

**The Committee's duties and responsibilities are to:**

- provide primary oversight of the company's commitments to the Community Reinvestment Act (CRA), including review of the CRA program, internal and external examination reports, and related internal reports provided by management;
- provide primary oversight of the company's performance against the Community Plan, provide board member representation on the National Community Advisory Council, and review of other relationships with external constituencies concerning community activities, including investors, regulators, elected officials, non-profits, and community leaders;
- provide primary oversight of the company's commitment to diversity and inclusion, including review of the company's employee-related programs such as the affinity networks and other broad-based employee development programs that may impact the company's reputation for social responsibility, as well as review of programs to drive economic inclusion in our supply chains; and
- review the company's compliance with fair lending and Unfair, Deceptive, or Abusive Acts and Practices (UDAAP) standards, including monitoring procedures and programs.

## Compensation Committee

**Members:**
Robert S. Cubbin (Chair)
Steven G. Elliott
Gina D. France
J. Michael Hochschwender
Kenneth J. Phelan

**Meetings Held in 2020: 4**

The Compensation Committee fulfills the duties and responsibilities of the board as it relates to executive and director compensation matters.

**The Committee's duties and responsibilities are to:**

- oversee the compensation of executive officers and directors;
- review and approve the company's executive compensation philosophy to "Pay for Performance" that creates long-term shareholder value and compensation plans and programs in light of the company's strategic goals and objectives, competitive practices, and best practices;
- review and evaluate the company's compensation policies and practices and the relationship among risk, risk management, and compensation; and
- assist the board in overseeing the development, implementation, and effectiveness of the company's strategies and policies regarding its human capital management function, including management succession and talent management.

The Compensation Committee has the resources and authority appropriate to discharge its duties and responsibilities. This includes authority to select, retain, oversee, terminate, and approve fees and other retention terms of advisors, including legal counsel and other advisors. The Compensation Committee also works with other board committees and with senior management in fulfilling its responsibilities.

## Executive Committee

**Members:**
David L. Porteous (Chair)
Ann B. (Tanny) Crane
Steven G. Elliott
Richard W. Neu
Stephen D. Steinour

**Meetings Held in 2020: 3**

The Executive Committee's purpose is to provide an efficient means of considering matters that arise between regularly scheduled meetings of the full board of directors. Matters that might be considered by the Executive Committee are such that either require prompt attention or are deemed appropriate by the Executive Committee to consider on behalf of the full board of directors. Meetings of this Committee may be called by the chief executive officer (who is a member of the Committee) or the Committee chairperson. The Executive Committee shall have and may exercise all of the powers and authority of the board of directors as may be permitted by law and the charter and bylaws of the company. All actions of and powers conferred by the Executive Committee are deemed to be done and conferred under the authority of the board of directors.

## Nominating and Corporate Governance Committee

**Members:**
David L. Porteous (Chair)
John C. (Chris) Inglis
Katherine M. A. (Allie) Kline
Richard W. Neu

**Meetings Held in 2020: 5**

**The Nominating and Corporate Governance Committee's primary responsibilities are to:**

- oversee the composition of the board of directors to assure that the appropriate knowledge, skills, and experience are represented;
- oversee corporate governance to ensure effective functioning of the board, including the maintenance of Corporate Governance Guidelines and governance practices;
- oversee the company's commitment to ESG issues and oversee the company's ESG practices and activities;
- discuss with the board of directors standards to be applied in making determinations as to the independence of directors;
- review the effectiveness of the board of directors, including but not limited to, considering the size and desired skills of the board of directors and the performance of individual directors as well as the collective performance of the board of directors;
- review and approve related party transactions; and
- oversee the company's efforts to effectively communicate with shareholders, including shareholder outreach, matters relating to the company's proxy filing, and other governance issues and efforts throughout the year.

## Risk Oversight Committee

**Members:**
Steven G. Elliott (Chair)
Lizabeth Ardisana
Kenneth J. Phelan
David L. Porteous

**Meetings Held in 2020: 17**
*(includes 6 held jointly with the Audit Committee)*

**The Risk Oversight Committee's duties and responsibilities are to:**

- assist the board of directors in overseeing Huntington's enterprise-wide risk management function consistent with its strategy and risk appetite, including oversight of its policies, and risk control infrastructure for compliance risk, credit risk, operational risk, liquidity risk, market risk, reputation risk, and strategic risk;
- oversee our capital management and planning process; and
- ensure that the amount and quality of capital are adequate in relation to expected and unexpected risks and that our capital levels exceed "well-capitalized" requirements.

The Risk Oversight Committee periodically meets in joint session with the Audit Committee to cover matters relevant to both, such as the construct and appropriateness of the allowance for credit losses, which is reviewed quarterly.

Additional detail about the role and responsibilities of this Committee is set forth under "The Board's Role in Risk Oversight" above.

## Technology Committee

**Members:**
John C. (Chris) Inglis (Chair)
Alanna Y. Cotton
J. Michael Hochschwender
Katherine M. A. (Allie) Kline

**Meetings Held in 2020: 4**

The purpose of the Technology Committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to all technology, information and cyber security, and third-party risk management strategies and plans.

**The Technology Committee's duties and responsibilities are to:**

- oversee management's performance of technology plans, functions, and significant investments;
- provide oversight of management's plans and activities relevant to technology innovation;
- oversee the company's information and cyber security program and plans;
- oversee the company's third-party risk management program; and
- review and provide oversight of the company's technology resiliency planning and preparedness.

# Board Practices, Policies, and Processes

## History of Commitment to Good Governance Practices

### Governance Practice



### Board of Directors

- Independent directors are an overwhelming and substantial majority
- Independent lead director with clearly defined authority and duties - active and engaged
- Independent directors comprise key committees – Audit, Compensation, Nominating and Corporate Governance, and Risk Oversight
- Robust stock ownership guidelines – directors and executives
- No material related party transactions with directors
- High level of engagement – average meeting attendance greater than 99% in 2020.
- Rigorous board self-assessment process, including one-on-one discussions between the independent lead director and each director; periodic third-party engagement
- Gender and ethnic diversity – 38% of 2021 nominees are female or ethnically diverse
- Mix of skills, knowledge, experience, and perspectives
- Nominating & Corporate Governance Committee reviews the composition of the board at least annually to assure that the appropriate knowledge, skills, and experience are represented
- Nominating & Corporate Governance Committee actively seeks candidates who possess varied gender, race, ethnicity, age, backgrounds, and other attributes
- Mix and range of ages and tenures
- Demonstrated commitment to board refreshment aligned with strategy and risks
- Key risks are overseen by board committees – enterprise-wide risk management and technology, including cybersecurity and data security
- Board oversight of ESG approach that prioritizes considerations and risks most material to our stakeholders – shareholders, customers, colleagues, and communities
- Well-defined business strategy that builds upon our sustainable, competitive advantages
- Established a through-the-cycle aggregate moderate-to-low risk appetite for the enterprise
- Annual or more frequent review of succession plans for CEO and other members of executive leadership
- Onboarding and ongoing education and training for directors
- Direct access to management
- Regular executive sessions
- Retirement age of 72 - subject to waiver in special circumstances
- Board members are required to advise the Board in advance of accepting an invitation to serve on another public company board. The Nominating & Corporate Governance Committee reviews a board member's availability to fulfill his or her responsibilities as a director if he or she serves on more than three other public company boards.
- Two financial experts serving on the Audit Committee
- No nominees for director serve on more than two other public company boards



## Executive Compensation

- Significant stock ownership and hold until retirement policies, which are applicable to executive officers and colleagues receiving equity awards several reporting levels below, reinforce alignment between shareholders and senior management (10X salary for CEO)
- Significant emphasis on performance-based compensation, with majority of compensation dependent upon long-term performance
- Balanced portfolio of metrics that drive annual and long-term goals in a risk appropriate manner, including both relative and absolute metrics
- All incentive compensation subject to Recoupment and Clawback Policy
- Performance Share Units comprise 55% of total annual LTI grant value for CEO and 50% for other NEOs
- Independent compensation consultant provides expert guidance and support to the Compensation Committee
- Annual assessment of compensation programs against peers and best practices
- Commitment to culture - performance reviews are based 50% on what and 50% on how executives deliver
- Change-in-control provisions are double-trigger
- No repricing of stock options without shareholder approval
- No excise tax gross-ups upon change in control
- No single-trigger vesting of equity awards upon change in control
- No hedging or pledging of company securities by executives or directors
- No dividend or dividend equivalents paid on equity grants prior to vesting
- No incentive plans encourage excessive risk



## Shareowner Matters

- Directors are elected annually with a majority vote standard (plurality carve out for contested elections)
- Biannual shareholder engagement to exchange viewpoints with our investors
- Shareholders may submit nominations for directors and proposals for business to be considered at annual meetings
- No classes of common stock with unequal voting rights
- No poison pill
- There are no material restrictions on shareholders' right to call a special meeting (50.01%)
- No fee shifting bylaw provision
- One share, one vote policy
- No cumulative voting
- No exclusive forum bylaw provision

# Board Meetings

We believe regular attendance at meetings and active and engaged participation is of utmost importance, and we expect our directors to attend the annual shareholders' meetings and all regularly scheduled board and committee meetings. The board of directors held a total of 25 meetings, regular and special, in 2020.

Following the declaration of the global pandemic, the board commenced additional meetings, for which attendance was optional, to proactively communicate with the directors concerning Huntington's evolving response to the COVID-19 pandemic. Impacts to colleagues, customers, and community were regular topics of focus, among others. Nine of these meetings were held in 2020 between March and the end of 2020. No formal actions were taken at these informal meetings, which were informational only.

During 2020 each director attended at least 97% of the meetings of the full board of directors and the committees on which he or she served. All directors then serving attended the 2020 annual meeting of shareholders which was virtual.


97%

During 2020 each director attended at least 97% of the formal meetings of the board and the committees on which he or she served.


100%

All directors attended the 2020 annual meeting of shareholders.

# Continuing Director Education

Huntington provides robust onboarding for new directors and ongoing comprehensive education and training for all board members on key matters to foster board effectiveness. In addition, all board members are encouraged to participate in relevant external director education opportunities, including forums facilitating engagement with other public company directors. The board recognizes (i) the importance of fostering an atmosphere of continuous enhancement, long-term value creation, and strengthening shareholder confidence and (ii) that institutional investors and regulators expect directors at public companies to continually enhance their skills and remain abreast of company and industry matters.

Director onboarding involves a combination of written materials, oral presentations, and meetings with members of the board and management. Among the topics covered during onboarding are company history, strategy, revenue streams, risks, safety and soundness, and corporate governance. In order to assist new directors in learning more about Huntington's business, the onboarding process includes meetings with business segments, control, and support groups. This allows directors to better step into their oversight roles and begin making meaningful contributions to the board more quickly.

In-house educational sessions facilitated by management are provided to all directors throughout the year with a focus on topics specific to the company and the financial services industry. Continuing director education may be provided before, during, or after board and committee meetings, and as standalone information sessions outside of meetings. Subjects covered include, among others:

- Bank Secrecy Act (BSA) / Anti-Money Laundering (AML) issues;
- Fair lending responsibilities;
- Avoidance of Unfair, Deceptive, or Abusive Acts or Practices (UDAAP);
- Information security and cyber risks, including tabletop exercises; and
- Legal, regulatory, and supervisory requirements and trends applicable to Huntington.

Additional topics may be included as appropriate, related to complex products, services, or lines of business that have the potential to significantly impact the company and other topics as identified by the board of directors or executive management from time-to-time. External experts and facilitators are also invited to attend board or committee meetings to discuss leading practices, or issues germane to Huntington, the financial services industry, or public companies in general. Outside experts bring an array of experience and perspectives and foster dialogue among board members on relevant topics. The outside experts may also be invited to attend a board dinner the evening before the board meeting where they may engage informally with the directors.

Huntington periodically provides board members with external director education opportunities covering a range of issues facing the board to assist directors in staying abreast of the latest developments. These external education opportunities are offered at various times of the year by professional organizations, educational institutions, and regulators at various facilities and locations and cover a range of important issues facing directors of public companies. Insights gained from external continuing education programs are shared with the full board of directors.

# Corporate Governance Guidelines, Policies, and Procedures

Our board of directors believes that strong corporate governance is critical to Huntington's long-term success. The board has adopted Corporate Governance Guidelines that detail board responsibilities, director qualifications, structures, and practices intended to enhance the board's effectiveness. Huntington's Code of Business Conduct and Ethics applies to all of our employees and, where applicable, to our directors and to employees and directors of our affiliates. Our employees serving as chief executive officer, chief financial officer, corporate controller, and principal accounting officer are also bound by a Financial Code of Ethics for Chief Executive Officer and Senior Financial Officers. The Corporate Governance Guidelines, the Code of Business Conduct and Ethics, and the Financial Code of Ethics for Chief Executive Officer and Senior Financial Officers are posted on the Investor Relations pages of Huntington's website at www.huntington.com.

# Review, Approval, or Ratification of Transactions with Related Persons

The Nominating and Corporate Governance Committee of the board of directors oversees our Related Party Transactions Review Policy, referred to as the Policy. This written Policy covers "related party transactions", including any financial transaction, arrangement, or relationship or any series of similar transactions, arrangements or relationships, either currently proposed or existing since the beginning of the last fiscal year in which we were or will be a participant, involving an amount exceeding $120,000 and in which a director, nominee for director, executive officer, or any of their immediate family members has or will have a direct or indirect material interest. The Policy requires our senior management and directors to notify the general counsel of any existing or potential "related party transactions." Our general counsel reviews each reported transaction, arrangement, or relationship that constitutes a "related party transaction" with the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee determines whether or not "related party transactions" are fair and reasonable for us. The Nominating and Corporate Governance Committee also determines whether any "related party transaction" in which a director has an interest impairs the director's independence. Approved "related party transactions" are subject to on-going review by our management on at least an annual basis. Loans to directors and executive officers and their related interests made and approved pursuant to the terms of Federal Reserve Board Regulation O are deemed to be approved under this Policy. Any of these loans that become subject to specific disclosure in our annual proxy statement are reviewed by the Nominating and Corporate Governance Committee at that time. The Nominating and Corporate Governance Committee would also consider and review any material transactions with a shareholder having beneficial ownership of more than 5% of Huntington's voting securities in accordance with the Policy.

**Indebtedness of Management.** Many of our directors and executive officers and their immediate family members are customers of our affiliated financial and lending institutions in the ordinary course of business. In addition, our directors and executive officers also may be affiliated with entities which are customers of our affiliated financial and lending institutions in the ordinary course of business. Loan transactions with directors, executive officers, and their immediate family members and affiliates have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers otherwise not affiliated with us. Such loans also have not involved more than the normal risk of collectability or presented other unfavorable features.

**Certain Other Transactions.** Paul McMahon, who is the son-in-law of director David L. Porteous, has been employed by The Huntington National Bank since 2006 and currently serves as a Commercial Portfolio Manager - Team Leader in the Commercial Banking Department. Mr. McMahon serves in a non-executive capacity four reporting levels below the Commercial Banking Director. He is one of more than 15,000 employees and is compensated in accordance with the employment compensation practices and policies applicable to all employees with equivalent qualifications and responsibilities in similar positions. For 2020, Mr. McMahon received base salary and incentive compensation totaling $191,400, as well as benefits generally available to all employees.

## Communication with the Board of Directors

Shareholders who wish to send communications to the board of directors may find information on the Board of Directors page in the About Us section of Huntington's website at www.huntington.com.

# Compensation of Directors

Our compensation philosophy for the board of directors is to provide a compensation arrangement to outside directors that reflects the significant time commitment and substantial contributions the directors are expected to make to the value creation and governance of Huntington.

The compensation levels and structure for directors are designed, with the input of the independent compensation consultant, to enable us to attract and retain high caliber talent at a national level and also to align the directors' interests with those of the shareholders. The program is retainer based and paid in a combination of cash and equity. A meaningful portion of director compensation is paid in equity that is subject to holding requirements. Meeting fees in cash are paid only when the number of meetings exceed a certain threshold. The CEO does not receive compensation for his service as director.

The Compensation Committee performs a review of the compensation program for directors each year facilitated by the independent compensation consultant. No changes were made in 2020 as the Committee determined our director compensation continues to align with market practices.


Base Compensation
$125,000
Annual Equity Award
$75,000
Annual Cash Retainer
Lead Director Additional Cash Retainer
$75,000
Event Fee
$2,000*
Board Meeting Fee
$0**
Additional Retainers
Committee Chair Retainers
Audit, Risk Oversight, Compensation
$40,000
$20,000
All Other Committees
$30,000
Cash
Equity
Committee Member Retainers
Audit, Risk Oversight
$15,000
All Other Committees
$7,500
Committee Meeting Fee
$0*

### Director Equity Compensation

**A meaningful portion of director compensation is paid in equity that is subject to holding requirements.**

Equity grants for directors are in the form of deferred stock units.

The deferred stock units are vested upon grant but not released to the director until six months following separation of service.

* An event fee is paid when, at Huntington's request, a director attends or participates in an event or meeting in his or her capacity as a director.

** A $2,000 per meeting fee is paid only when meetings exceed 20 meetings in a calendar year for Audit Committee and Risk Oversight Committee, exceed eight meetings in a calendar year for other committees or exceed 15 meetings in a calendar year for the board. If the threshold for any committee (or the full board) is not exceeded, then no meeting fee is paid for that meeting.

All fees payable in cash are paid in quarterly installments. A director may defer all or a portion of the cash and equity compensation payable to the director if he or she elects to participate in the Director Deferred Compensation Plan.

## Director Compensation 2020

| Name[1] | Fees Earned or Paid in Cash[2] | Stock Awards[3][4] | Option Awards | Non-Equity Incentive Plan Compensation | Change in Pension Value and Non-qualified Deferred Compensation Earnings | All Other Compensation | Total |
|---|---|---|---|---|---|---|---|
| Lizabeth Ardisana | $121,500 | $124,993 | — | — | — | — | $246,493 |
| Alanna Y. Cotton | 112,000 | 177,063 | — | — | — | — | 289,063 |
| Ann B. (Tanny) Crane | 143,875 | 124,993 | — | — | — | — | 268,868 |
| Robert S. Cubbin | 150,250 | 144,996 | — | — | — | — | 295,246 |
| Steven G. Elliott | 159,625 | 144,996 | — | — | — | — | 304,621 |
| Gina D. France | 123,625 | 124,993 | — | — | — | — | 248,618 |
| J. Michael Hochschwender | 114,000 | 124,993 | — | — | — | — | 238,993 |
| John C. (Chris) Inglis | 133,000 | 124,993 | — | — | — | — | 257,993 |
| Peter J. Kight | 37,500 | — | — | — | — | — | 37,500 |
| Katherine M. A. (Allie) Kline | 114,125 | 124,993 | — | — | — | — | 239,118 |
| Richard W. Neu | 159,625 | 144,996 | — | — | — | — | 304,621 |
| Kenneth J. Phelan | 119,625 | 124,993 | — | — | — | — | 244,618 |
| David L. Porteous | 288,500 | 124,993 | — | — | — | — | 413,493 |
| Kathleen H. Ransier | 37,500 | — | — | — | — | — | 37,500 |

(1) Mr. Kight and Ms. Ransier served on the board in 2020 until April 22nd.

(2) Amounts earned include fees deferred by participating directors under the Director Deferred Compensation Plan.

(3) On May 1, 2020, grants of 16,919 deferred stock units were made to the chairpersons of the Audit, Compensation and Risk Oversight Committees, and grants of 14,585 deferred stock units were made to each other director under the 2018 Long-Term Incentive Plan. These awards were vested upon grant and are payable six months following separation from service. This column reflects the grant date fair value in accordance with FASB Topic 718 and is equal to the number of units times the fair market value (the closing price of a share of common stock) on the date of grant ($8.57 on May 1, 2020). Ms. Cotton also received a prorated grant of deferred stock units in the amount of 3,564 units on January 21, 2020 following her election to the board of directors in December 2019. The fair market value of this grant is based on the closing price of a share of common stock of $14.61 on January 21, 2020. These deferred stock unit awards will be credited with an additional number of deferred stock units to reflect reinvested dividend equivalents with respect to the period of time between the date of grant and the delivery of shares.

(4) The Compensation Committee has granted deferred stock awards to non-employee directors each year since 2006. The directors' deferred stock unit awards outstanding as of December 31, 2020 are set forth in the table below.

| Name | Deferred Stock Awards Outstanding |
|---|---|
| Lizabeth Ardisana | 42,286 |
| Alanna Y. Cotton | 18,841 |
| Ann B. (Tanny) Crane | 107,185 |
| Robert S. Cubbin | 49,582 |
| Steven G. Elliott | 121,302 |
| Gina D. France | 42,286 |
| J. Michael Hochschwender | 42,286 |
| John C. (Chris) Inglis | 42,286 |
| Katherine M. A. (Allie) Kline | 24,956 |
| Richard W. Neu | 128,433 |
| Kenneth J. Phelan | 24,088 |
| David L. Porteous | 123,816 |

# Director Deferred Compensation Plan

We offer a deferred compensation program which allows the members of the board to elect to defer receipt of all or a portion of the compensation payable to them in the future for services as directors. Cash amounts deferred will accrue interest, earnings and losses at the market rate of the investment option selected by the participant. The investment options consist of Huntington common stock and a variety of mutual funds that are generally available under and / or consistent with the types of investment options available under our tax-qualified 401(k) Plan for employees.

A director's account will be distributed either in a lump sum or in annual installments, as elected by each director, following the age or date specified by the director at the time the deferral election was made, or the director's termination as a director. All of the assets of the current and predecessor plans are subject to the claims of our creditors. The rights of a director or his or her beneficiaries to any of the assets of the plans are no greater than the rights of our unsecured general creditors. Only non-employee directors are eligible to participate in this plan.

As of December 31, 2020, the participating directors' accounts under the current and predecessor plans were substantially comprised of Huntington common stock and had the values set forth in the table below.

| Participating Directors | Account Balance at December 31, 2020 |
|---|---|
| Ann B. (Tanny) Crane | $1,360,424 |
| Robert S. Cubbin | 109,338 |
| Steven G. Elliott | 275,929 |
| Katherine M. A. (Allie) Kline | 25,266 |
| Richard W. Neu | 1,874,057 |
| David L. Porteous | 1,558,338 |

In addition, Ms. France and Mr. Hochschwender hold shares of Huntington common stock in accounts under a FirstMerit Corporation deferred compensation plan valued at $382,017 and $811,420 respectively, as of December 31, 2020.

# Stock Ownership Guidelines

The Compensation Committee has established a minimum ownership level guideline for directors based on five times the annual retainer fee (excluding committee chairmanship retainers). Based on the retainer fee and the fair market value of our common stock on the date the guidelines were established, the guideline for directors was set at 40,603 shares. Directors have five years to meet the minimum guidelines. Each director who has served at least five years has met the guidelines.

# Our Executive Officers

Each of our executive officers is listed below, along with a statement of his or her business experience during at least the last five years. Executive officers are elected annually by the board of directors.



**STEPHEN D. STEINOUR**, age 62, has served as our chairman, president, and chief executive officer and as chairman, president, and chief executive officer of The Huntington National Bank since January 14, 2009. Additional detail about Mr. Steinour's business experience is set forth under Election of Directors above.



**ANDREW J. HARMENING**, age 51, joined Huntington in April 2017 as senior executive vice president and consumer and business banking director. Prior to joining Huntington, Mr. Harmening served as vice chairman of the consumer banking division for Bank of the West from July 2015 to May 2017. He was previously senior executive vice president in the retail division of Bank of the West from August 2007 to July 2015.



**PAUL G. HELLER**, age 57, joined the company as chief technology and operations officer and senior executive vice president in October 2012. Mr. Heller also has responsibility for digital, phone bank, data organization, program office, and integration teams. Mr. Heller also oversaw home lending (including mortgage lending, consumer lending, and mortgage and consumer servicing) from January 2014 to May 2017. Previously Mr. Heller was a managing director and corporate internet group executive for JPMorgan Chase from December 1999 to October 2012.



**HELGA S. HOUSTON**, age 59, has served as our chief risk officer since January 2012 and as senior executive vice president in corporate risk from September 2011 through December 2011. Ms. Houston was with Bank of America from 1986 through 2008 serving in a variety of business and risk capacities, most recently as risk executive for global consumer and small business banking. More recently, Ms. Houston was a partner in an independent consulting firm.



**SCOTT D. KLEINMAN**, age 51, has served as senior executive vice president and director of commercial banking since April 2020. He is responsible for Huntington's middle market and corporate portfolio, including capital markets and institutional banking, specialty banking, commercial real estate, treasury management, and asset finance, as well as credit and risk. He previously served as Executive Managing Director of Huntington Capital Markets and has held a variety of senior leadership roles in Huntington's capital markets and institutional banking business. He joined Huntington in 1991.



**JANA J. LITSEY**, age 59, has served as senior executive vice president and general counsel of Huntington, and as senior executive vice president, general counsel, and cashier of The Huntington National Bank since joining Huntington in October 2017. Ms. Litsey's responsibilities have expanded with the assumption of leadership responsibility for Public Affairs, Corporate Sourcing, Corporate Insurance, and ESG. Prior to joining Huntington, Ms. Litsey served in multiple leadership roles at Bank of America for over 20 years. Most recently, she served as the legal executive responsible for the defense of Bank of America's domestic and international litigation, regulatory inquiries, enforcement actions, and internal investigations.



**SANDRA E. PIERCE**, age 62, has served as senior executive vice president, private client group and regional banking director, and chair of Michigan, since August 2016. Previously Ms. Pierce served as Vice Chairman of FirstMerit and Chairman of FirstMerit, Michigan from February 2013 to August 2016.



**RICHARD POHLE**, age 58, has served as executive vice president and chief credit officer since June 2019. He has held various credit leadership roles since joining Huntington in 2011, including senior commercial approval officer. Prior to joining Huntington, he spent 26 years at KeyBank serving in various leadership roles.



**RAJEEV SYAL**, age 55, has served as senior executive vice president and chief human resources officer since September 2015. Prior to joining Huntington, Mr. Syal served as managing director and global head of human resources for the Markit Group Ltd., a global financial information services firm, from 2008 to 2015. Previously, Mr. Syal held increasingly senior roles at Bank of America and TD Bank and brings to Huntington more than 33 years of global financial services experience.



**MARK E. THOMPSON**, age 62, has served as senior executive vice president since joining our company in April 2009. Mr. Thompson's current role is director of corporate operations and corporate services, which includes corporate real estate and facilities, consumer and commercial loan servicing, and trust, commercial, and consumer operations. From April 2009 to November 2010, he served as director of strategy and business segment performance. Previously Mr. Thompson served as executive vice president and deputy chief financial officer of RBS-ABN AMRO North America, from October 2007 to October 2008 and then returned to his role as executive vice president and chief financial officer of the retail and small business segment for RBS Citizens from November 2008 to March 2009.



**JULIE C. TUTKOVICS**, age 50, has served as executive vice president and chief marketing and communications officer since April 2017. Ms. Tutkovics joined Huntington in August 2016 upon Huntington's acquisition of FirstMerit Corporation, where she served as executive vice president and chief marketing officer, from November 2010 to August 2016.



**ZACHARY J. WASSERMAN**, age 46, joined Huntington as chief financial officer and senior executive vice president effective on November 4, 2019. Previously, Mr. Wasserman served as senior vice president and chief financial officer for Visa, Inc. North America and Global Visa Consulting and Analytics since March 2016. From March 2012 to March 2016, he was senior vice president and chief financial officer for U.S. Consumer Services & Global Consumer Travel with American Express Company.

# Compensation of Executive Officers

Proposal 2

## Advisory Approval of Executive Compensation

Our executive compensation program places heavy emphasis on performance-based compensation, particularly in the form of long-term incentives. We continually strengthen our compensation practices based on our philosophy, market best practices, and feedback received from shareholders.

We believe that our compensation policies and procedures strongly align the interests of executives and shareholders. We encourage our executives to focus on long-term performance with long-term incentives and also stock ownership and retention requirements. We further believe that our culture focuses executives on sound risk management and appropriately rewards executives for performance. The resolution set forth below gives the shareholders the opportunity to vote on the compensation of our executives. Consideration of this resolution is required pursuant to Section 14A of the Securities Exchange Act of 1934.

Upon the recommendation of the board of directors, we ask shareholders to consider adoption of the following resolution:

> **"RESOLVED, that the compensation paid to the named executive officers of Huntington Bancshares Incorporated as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K, including in the Summary Compensation Table, the Compensation Discussion and Analysis, the additional compensation tables, and the accompanying narrative disclosure, is hereby approved on an advisory, non-binding basis."**

Because this is an advisory vote, it will not bind the board of directors; however, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

✔ The board of directors recommends a vote **FOR** the adoption of the resolution regarding executive compensation, as set forth above.

# Compensation Discussion & Analysis

## Table of Contents



## Executive Overview



**Our compensation philosophy is to pay for performance that creates long-term shareholder value. The Compensation Committee's 2020 compensation program for executive officers emphasized performance-based compensation designed to drive profitable growth and returns within our through-the-cycle aggregate moderate-to-low risk profile while doing the right thing for our customers, colleagues, shareholders, and communities.**

### Named Executive Officers

This Compensation Discussion and Analysis describes Huntington's executive compensation program for 2020 for our CEO and the additional executive officers named in the Summary Compensation Table (the "named executive officers" or "NEOs") which include:



**Stephen D. Steinour**
Chairman, President, and CEO



**Zachary J. Wasserman**
Chief Financial Officer



**Paul G. Heller**
Chief Technology & Operations Officer



**Andrew J. Harmening**
Consumer & Business Banking Director



**Jana J. Litsey**
General Counsel

# Our Approach to Compensation

Our Purpose and Our Strategy:

- Our strategy is to build the leading People-First, Digitally Powered bank.
- We are focused on driving sustained, long-term financial performance for our shareholders.
- We manage the company to create shareholder value over the long term through consistent, disciplined performance.
- We believe the best way to achieve our long-term financial goals and generate sustainable, through-the-cycle returns is to fulfill our purpose - to make people's lives better, help businesses thrive, and strengthen the communities we serve.

Living Our Purpose in 2020:

- As a result of our highly engaged colleagues and focus on our customers, we delivered solid results for 2020 in a challenging environment.
- We focused on creating a sustainable competitive advantage with focused investment in customer experience, product differentiation, and key growth initiatives.
- We grew revenues, average loans and average core deposits, and we added and deepened customer relationships.

See the Proxy Summary above for additional information about our strategy.

## 2020 Key Compensation Elements

**A significant portion of compensation is stock-based and long-term in focus. A critical foundation of our executive compensation philosophy is the requirement to own Huntington common stock, which aligns management's interests with those of shareholders.**

In 2020, the Compensation Committee maintained the essential design of our executive compensation program. The targeted direct compensation mix, below, illustrates the emphasis on variable, at-risk incentive-based compensation. Fixed compensation consists of base salaries. Variable, performance-based compensation includes our annual incentive payouts in cash, the target value of PSUs and the grant date fair value of stock options and RSUs.



| Element | Target Compensation Mix: CEO | Target Compensation Mix: Other NEOs (Average) | Description |
|---|---|---|---|
| Base Salaries | 15% | 24% | Fixed component representing 24% or less of targeted direct compensation for NEOs |
| Annual Incentive Plan (Management Incentive Plan) | 25% | 27% | Annual incentive plan with overall adjusted performance at 95% of target on:<br>• Earnings per share (EPS) - target of $1.349<br>• Operating leverage[(1)] - target of 1.10%<br>• Pretax Pre-Provision (PTPP) growth[(2)] - target of 2.6% |
| Long-Term Incentive Plan | 60% | 49% | Awards of long-term incentive grants comprised of:<br>• PSUs (55% for CEO, 50% for other NEOs)<br>  • Relative and Absolute ROTCE[(3)] for the cycle ending December 31, 2020<br>  • Relative and Absolute ROTCE + “new revenue” adjuster for the cycle 2020 – 2022<br>• RSUs (20% for CEO, 25% for other NEOs)<br>• Stock Options (25%) |

(1),(2),(3) Non-GAAP, see Appendix A to this proxy statement for more information.

Huntington’s 2020 performance against the Management Incentive Plan (MIP) metrics was certified by the Compensation Committee at 95% of target. The named executive officers earned annual incentive awards ranging from 96% to 104.3% of his or her target award. Executive officers also received long-term incentive awards in 2020 comprised of performance stock units (“PSUs”), restricted stock units (“RSUs”) and stock options.

## Strong Financial and Operational Performance

| Strategic Business Objective | Compensation Component or Metric | 2020 Actual Results |
|---|---|---|
| Aligning pay with performance | **Earnings per share (EPS)**<br>Performance measure for annual incentive | $0.69 |
| Managing expense growth | **Operating leverage**<br>Performance measure for annual incentive | Positive operating leverage on an adjusted basis[1] |
| Focusing on quality revenue | **Pretax pre-provision earnings growth (PTPP Growth)**<br>Performance measure for annual incentive | 4.0%[2] |
| Achieving long-term profitable growth and returns | **ROTCE**<br>Performance measure for performance share units | 8.9%[3] |

(1),(2),(3) Non-GAAP, see Appendix A to this proxy statement for more information.


Total Shareholder Return (TSR)
147.7%
37.8%
-11.1%
1yr
5yr
10yr
Dividends per Common Share
$0.29
$0.35
$0.50
$0.58
$0.60
2016
2017
2018
2019
2020
Tangible Book Value per Common Share(1)
$6.43
$6.97
$7.34
$8.25
$8.51
2016
2017
2018
2019
2020

(1) Non-GAAP, see page 85 of the company's Form 10-K for the year ended December 31, 2020 for more information.

## Long-Term Focus

With long-term incentives comprising the most significant portion of compensation and consisting primarily of performance-based awards, combined with our robust stock ownership and holding requirements, Huntington's compensation program for executives is long-term focused and aligned with interests of our shareholders.

## Risk Management Culture

The Committee's oversight responsibility includes the relationship among risk takers, risk management and compensation. We regularly monitor our incentive arrangements for colleagues at all levels and strive to enhance incentive risk management in light of developing best practices and regulatory guidance. Risk assessment of incentive compensation is discussed in greater detail below under "Risk Assessment of Incentive Compensation".

We have a legacy of strong customer service and we require that all of our colleagues follow both the letter and intent of our Code of Business Conduct and Ethics. Moreover, Huntington maintains a robust Recoupment and Clawback Policy which is a tool for recovery of incentive compensation in applicable situations. Colleagues at all levels in the organization are subject to this policy. Incentive compensation subject to possible clawback or recoupment includes any cash incentive or equity compensation, vested or unvested. In general, situations that trigger a review under this policy involve behaviors or actions outside the bounds of the company's overall risk appetite and governance structure. The Committee would make any compensation recoupment or clawback determination with respect to executive officers. Additional detail about the Recoupment and Clawback Policy can be found later in this discussion.

## The Importance of Stock Ownership

Huntington is committed to a culture of stock ownership which aligns management's interests with those of shareholders. The requirement to own Huntington common stock is a critical foundation of our executive compensation philosophy. Mr. Steinour's commitment to this principle, and to the company, is evidenced by his significant personal investment in Huntington. Since joining Huntington in January 2009, Mr. Steinour has purchased over 1.65 million shares of Huntington common stock in open market transactions. As of January 31, 2021, Mr. Steinour directly or indirectly owned shares of Huntington common stock equal to approximately 75X his salary, significantly exceeding our industry-leading practice 10X salary ownership guideline requirements for the CEO. Each other executive officer has an ownership guideline ranging from 2X to 3X salary. In addition, executive officers are subject to a holding requirement equal to 50% of net shares received upon the exercise of a stock option or upon the release of full value awards. This amount of shares must be held until retirement or other departure from the company. Our directors and colleagues collectively represent a top 10 shareholder. See additional detail under "Stock Ownership & Holding Requirements."

# Highlights of 2020 Performance and Impact on Executive Compensation

## 2020 — Living Our Purpose

The COVID-19 pandemic has caused and continues to cause significant, unprecedented disruption that affects daily living and negatively impacts the global economy. Huntington's 2020 performance was most significantly impacted by COVID-19, the resulting recession and the impact of Current Expected Credit Losses (CECL), which impacted the provision for credit losses and in turn the EPS results. Despite a challenging year, Huntington reported increases in revenue and PTPP, both at record levels. In addition, through strong leadership actions and behaviors, Huntington has actively worked to meet the needs of its customers, communities and colleagues and the company delivered significant achievements. Please see the Proxy Summary for more information about Living Our Purpose in 2020.

**2020 Highlights –**

- Net income was $817 million, and earnings per common share (EPS) for the year were $0.69.
- Fully taxable equivalent total revenue increased 3%[1] to $4.8 billion.
- Return on tangible common equity was 8.9%[2]
- Return on assets was 0.70%
- Achieved positive operating leverage on an adjusted basis[3] for the eighth consecutive year
- Efficiency ratio of 56.9%[3]
- End-of-year dividend yield of 4.8%

(1) Non-GAAP, see page 50 of the company's Form 10-K for the year ended December 31, 2020 for more information.
(2),(3) Non-GAAP, see Appendix A to this proxy statement for more information.

## Pay for Performance Alignment

### Total CEO Compensation[1] ($MM) vs. Tangible Book Value per Common Share[2]



$8.1
$8.25
$8.51
$7.0
$7.4
$7.34
2018
2019
2020
Total CEO Compensation ($MM)
Tangible book value per common share


### Total CEO Compensation[1] ($MM) vs. Pretax Pre-Provision Earnings[3] ($MM)



$8.1
$7.0
$7.4
$1,893
$1,972
$2,041
2018
2019
2020
Total CEO Compensation ($MM)
Pretax Pre-Provision Earnings ($MM)


(1) Salary plus annual and long-term incentives.
(2) Non-GAAP, see page 85 of the company's Form 10-K for the year ended December 31, 2020 for more information.
(3) Non-GAAP, see Appendix A to this Proxy Statement for more information.

# Consideration of "Say-on-Pay"/Shareholder Outreach

We are pleased 96% of the votes cast for our "say-on-pay" advisory vote at our 2020 annual meeting and 95% or more of votes cast at each annual meeting since 2013 were in favor of our executive compensation programs. Nevertheless, we strive to continually strengthen our compensation practices based on our philosophy, market best practices and feedback received from shareholders. During 2020, we continued our biannual shareholder outreach, extending invitations to investors collectively owning greater than 50% of our outstanding common stock. We held conversations with shareholders owning in the aggregate approximately 21% of our outstanding common stock. Based on the "say-on-pay" votes and other feedback, the Compensation Committee maintained the essential design of our compensation program for 2020. We will continue to monitor emerging trends and best practices and seek ways to improve our compensation programs.

### Historical Say-on-Pay Vote


100
80
60
40
20
0
95%
97%
95%
95%
96%
96%
95%
96.4%
2013
2014
2015
2016
2017
2018
2019
2020

# Key Compensation & Governance Practices

### ✔ What We Do

- Significant stock ownership and hold until retirement policies applicable to executive officers and colleagues receiving equity awards several reporting levels below the executive officers reinforce alignment between shareholders and senior management
- Significant emphasis on performance-based compensation, with majority of compensation dependent upon long-term performance
- Balanced portfolio of metrics that drive annual and long-term goals in a risk appropriate manner
- All incentive compensation subject to Recoupment and Clawback Policy
- Performance Share Units comprise 55% of total annual LTI grant value for CEO and 50% for other NEOs
- Independent compensation consultant provides expert guidance and support to the Compensation Committee
- Biannual shareholder engagement to exchange viewpoints with our investors
- Annual assessment of compensation programs against peers and best practices

### ✖ What We Don't Do

- No repricing of stock options without shareholder approval
- No excise tax gross-ups upon change in control
- No single-trigger vesting of equity awards upon change in control
- No hedging or pledging of Huntington securities by executives
- No dividend or dividend equivalents paid on equity grants prior to vesting
- No incentive plans encourage excessive risk

# Design and Structure of 2020 Executive Compensation

## Our Business and Our Compensation Philosophy

### Philosophy and Decision-Making Process

We provide a balanced and straightforward total compensation package for executive officers, which includes both fixed and variable, performance-based elements. Our compensation philosophy balances risk and reward with a mix of base pay, short-term incentives and long-term incentives, with greater emphasis on long-term incentives. The use of both short-term and long-term incentives ensures that the ultimate compensation delivered is dependent upon achievement of our annual business goals, as well as delivering long-term shareholder value. Our performance and evaluation process considers company, business segment, and individual performance, as well as performance relative to industry peers. Our target pay levels are designed to be competitive with market practice. Since a majority of our pay is variable and based on performance, our actual pay positioning will vary appropriately to reflect our performance. We maintain stock ownership guidelines for executives and impose a "hold until retirement" requirement of up to 50% of the net shares issued upon the exercise of options or release of RSUs and PSUs.

While overall compensation policies generally apply to all executives, we recognize the need to differentiate compensation by individual, reflecting on his or her role, performance, experience, and expected contributions. Base salaries and incentive targets are the primary means for differentiating compensation opportunities to reflect executive role and scope of responsibility. For example, Mr. Steinour has a higher base salary and higher potential incentive award opportunities due to his responsibilities as CEO. He is also held to a higher stock ownership guideline, reflecting his increased stake in our performance.

| Guiding Principles | |
|---|---|
| Focus on long-term shareholder alignment | A significant portion of compensation is stock-based and long-term in focus |
| Balanced and holistic approach | Our program includes fixed and performance-based elements, short-term and long-term performance incentives, and considers corporate, business segment, individual, and relative performance |
| Align pay and performance | Total compensation is expected to vary each year and may evolve over the long-term to reflect our performance and key objectives |
| Maintain a through-the-cycle aggregate moderate-to-low risk profile | We monitor our programs, controls, and governance practices for consistency with our aggregate through-the-cycle moderate-to-low risk profile<br><br>See "Risk Assessment of Incentive Plans" |
| Assure appropriate positioning in the market | Our target pay levels are designed to be competitive with market practice |
| Reflect internal equity | We differentiate compensation by individual, reflecting his or her role, experience, performance, and expected contributions |

**Reinforcing our Values**

In addition to rewarding executive officers for achievement of financial goals, the Compensation Committee applies its discretion to reinforce behaviors and values that contribute to the company's long-term success. Our values and our purpose work together to guide how we develop our business strategy and achieve our goals. Our colleagues are our most important asset and the key to fulfilling our purpose to make people's lives better, help businesses thrive, and strengthen the communities we serve. Performance reviews for all colleagues focus equally (50-50) on WHAT a colleague does (goals) and HOW a colleague does it (behaviors supporting our Values). This balanced focus is intended to encourage expected behaviors consistent with our values in support of our purpose.

## Risk Assessment of Incentive Compensation

The Compensation Committee oversees the company's compensation policies and practices and the relationship among risk, risk management and compensation. The Compensation Committee's oversight is supported by the Incentive Compensation Oversight Committee (the "Oversight Committee"), an executive level management committee. The Oversight Committee consists of senior management from Human Resources, Finance, Legal, Credit Administration, and Risk Management and is co-chaired by the chief human resources officer and the chief risk officer. The Oversight Committee reports directly to the Compensation Committee.

Under the direction of the Oversight Committee, Huntington performs an annual risk assessment of each incentive plan. The review includes economic analysis as well as evaluation of plan design features, risk balancing mechanisms and governance policies and practices, and adherence to incentive compensation guiding principles developed by the Oversight Committee. A key tool for managing incentive compensation risk is an annual enterprise-level significant risk events review process overseen by the chief risk officer. This year-end significant risk events review may result in incentive payment adjustments where warranted.

Huntington uses a variety of plan design features to balance risk and rewards. Governance policies and practices also play an important role in managing incentive plan risk. We regularly monitor our incentive compensation arrangements for employees at all levels and strive to enhance our risk review in light of developing best practices and regulatory guidance. The Compensation Committee receives in-depth reviews of select business unit incentive plans chosen by the committee or recommended by management.

**Key broad-based incentive plan design features & controls include:**

- Recoupment / clawback provisions
- Management discretion to reduce or eliminate awards
- Annual risk-based review of plans and awards

**Other features and controls used in various plans include:**

- Multiple performance criteria
- Risk-related performance criteria
- Payment caps
- Hold-until-retirement or other termination provisions for equity grants

**Balancing Risk and Reward for Executive Officers**

For executive officers, our compensation philosophy balances risk and reward with a mix of base pay, short-term incentives and long-term incentives, with greater emphasis on long-term incentives. We maintain stock ownership guidelines for executives and impose a "hold until retirement" requirement of up to 50% of the net shares issued upon the exercise of options or release of RSUs and PSUs. Our Recoupment / Clawback Policy covers executive officers and the board of directors retains discretion to reduce or eliminate incentive awards for executive officers.

# Components of 2020 Compensation

The three primary components of executive compensation are base salary, annual incentive awards and equity-based long-term incentive awards. Benefits comprise a smaller component of overall pay. The purpose and features of each component are summarized below.



| | CEO Targeted Direct Compensation | Other NEO Targeted Direct Compensation (Average) | Purpose and Key Features |
|---|---|---|---|
| Base Salary | 15% | 24% | Set within a competitive range of market practice to attract and retain top talent |
| | | | Varies depending upon the executive's role, performance, experience, and contribution |
| | | | Foundation from which incentives and other benefits are determined |
| At-Risk Pay: Annual Incentive (Management Incentive Plan) | 25% | 25% | Motivates and rewards for achieving or exceeding annual financial strategic and operational goals that ultimately support sustained long-term profitable growth and value creation |
| | | | Reflects company performance on key measures, adjusted for business unit and individual performance, including risk management |
| | | | Each NEO has a target opportunity expressed as a percentage of base salary reflective of the NEO's role |
| | | | Tied directly to performance in year for which reported |
| | | | Awards are paid in cash. |
| At-Risk Pay: Long-Term Incentive (Equity Grants) | 60% | 51% | Motivates and rewards for delivering long-term sustained performance aligned with shareholder interests |
| | | | Grants are comprised of performance share units (PSUs), time-based restricted stock units (RSUs), and stock options |
| | | | Awards are based on multiple factors, including competitive market data, business segment performance, individual performance, and historical equity grants |
| Benefits | | | Same broad-based benefit programs generally available to all employees |
| | | | A limited number of additional benefits within typical market practice are offered and as needed to attract and retain executive talent |

# Compensation Outcomes for 2020

## Timing of Compensation Decisions

Shortly after each year-end, the Compensation Committee reviews the company's prior year performance and approves payment of annual incentive awards tied directly to the prior year's performance. These awards are based on metrics chosen by the Compensation Committee early in the preceding year. During the second quarter of the year, the Compensation Committee will make decisions with respect to base salary adjustments and annual equity-based long-term incentives based on performance and on other factors discussed below.

With respect to the incentive compensation amounts reported for 2020 in the Summary Compensation Table:

- Annual incentives based on 2020 performance are reported under the "Non-Equity Incentive Plan" column.
- Annual long-term incentives granted on May 1, 2020 are reported as equity awards under the columns "Stock Awards" and "Option Awards". These awards were determined based on a multi-faceted approach that includes company and individual performance and contributions, retention value of current equity ownership, historical long-term incentive compensation awards and the market-based framework the independent consultant developed.

Decisions with respect to base salary adjustments, annual incentive awards under the Management Incentive Plan (MIP) and annual equity grants are discussed below.

## Base Salary

Following the Compensation Committee's annual review of current salaries, previous salary increases, and competitive market data, none of the NEOs received a base salary increase in 2020. Conversely, the CEO requested a base salary reduction in an effort to reflect the economic uncertainties related to the COVID-19 pandemic. In April, the Committee approved a temporary 10% reduction in Mr. Steinour's salary for the remainder of 2020. Mr. Steinour's salary was restored to $1.1 million effective January 1, 2021.

## Annual Incentive Award

Huntington's annual incentive awards under MIP reflect company performance on key short-term measures, adjusted at the discretion of the CEO and the Compensation Committee, for business segment and individual performance. Each executive has an annual target incentive opportunity under MIP expressed as a percentage of his or her base salary. The specific threshold, target, and maximum opportunity for each executive is reflective of the executive's role and competitive market practice. For 2020, the CEO's target incentive was equal to 175% of his unadjusted base salary. For the other participating NEOs, the 2020 MIP target was equal to 100% - 115% of base salary. These targets were determined to be market competitive based on Huntington's asset size and consistent with 2019 targets.


2020 MIP Target
CEO
175%
of base salary
Other NEOs
100%-
115%
of base salary

*Metrics and Performance*. The Compensation Committee considers the appropriate corporate performance metrics for each year. To measure 2020 performance, the Compensation Committee selected the metrics of earnings per share, operating leverage, and pretax pre-provision earnings growth (PTPP Growth) as a percentage. These same metrics were used for the 2019 plan year. These three performance metrics were chosen from among the list of available criteria under MIP and represented key short-term strategic areas of focus intended to support profitable growth and returns. The choice of metrics also reflected a balanced approach to measuring success.

| Annual Incentive Metric | Why We Chose This Metric |
|---|---|
| Earnings per share (EPS) | Strong alignment with shareholder value creation |
| Pretax pre-provision earnings growth (PTPP Growth)[(1)] | A core operating performance indicator and adds a growth component |
| Operating leverage | Ensures that our incentives are aligned with our commitment to shareholders to grow revenue faster than expenses |

(1) PTPP Growth is the percentage growth on a year over year basis of pretax pre-provision earnings. Pretax pre-provision earnings in a particular year is calculated by taking the sum of GAAP revenue and the fully taxable equivalent interest adjustment, excluding securities gains, and subtracting GAAP noninterest expense, excluding amortization of intangibles.

For each metric the Compensation Committee determined a threshold, target and maximum level of achievement based on the company's operating plan for 2020. MIP allows for awards to be earned under each plan criterion, independent of the other criteria. We interpolate between the threshold, target, and maximum goals to ensure sound incentive compensation arrangements and appropriate pay for performance alignment. MIP funding may range from 25% of target to 200% of target.

Each year our board of directors goes through a rigorous planning and budgeting exercise for the coming fiscal year. One of the outcomes of that exercise is planned financial targets, which are then used for compensation target setting. The Compensation Committee approves the compensation targets at the beginning of the plan year, when the results are substantially uncertain. For the 2020 plan year our EPS target was set at a level higher than the previous year's plan target and actual performance for 2019. The Operating Leverage target was also set at a level higher than the previous year's target. The PTPP Earnings Percentage Growth target for 2020 was set below the prior year's percentage growth target, however it represented absolute PTPP Earnings Growth over the prior year. The 2020 target for this metric reflected projected lower non-interest income growth than we experienced in 2019.

*Adjustments for Extraordinary Events.* In determining whether a performance goal has been met, the Committee will include or exclude "extraordinary events" or any other objective events or occurrences, in either establishing the performance goal based on the qualifying performance criteria or in determining whether the performance goal has been achieved; provided, however, that the Committee retains the discretion to adjust awards upward or downward based on the Committee's evaluation of such events or other factors.

## 2020 Performance Awards Results

The company's 2020 performance was reviewed in accordance with the MIP and certified by the Compensation Committee in January 2021. Consistent with prior years, 2020 performance results were adjusted for "extraordinary events". For 2020, performance was adjusted for the impact of MSR hedging, a donation to the Columbus Foundation, franchise repositioning and TCF acquisition costs. Huntington's performance against two of the three MIP metrics – Operating leverage and PTPP growth – was above target. EPS, the third metric, was below threshold due to higher than budgeted credit losses driven both by the recession and CECL accounting. Based on performance against the metrics, as adjusted, MIP performance was 85.3% of target.

The Committee maintains the ability to use discretion based on its evaluation of performance and external factors that may impact results. Committee discretion has historically been applied both positively and negatively. For 2020, given the company's navigation of impacts arising from the pandemic and associated economic challenges, the Committee applied discretion to adjust the final performance upward to recognize the company's accomplishments in 2020 given the pandemic and the resulting economic challenges. The company actively worked to meet the needs of its customers, communities and colleagues, contributing to positive operating leverage for the eighth consecutive year, increased revenues (7% annually), and continued investment in our revenue-driving businesses. Average loans increased 6%, and average core deposits increased 11%. A record year of mortgage originations and continued strong auto, RV, and marine loan originations, as well as the $6 billion of PPP loans, helped drive our 2020 results. After the discretionary adjustment, the Committee certified 2020 performance against the performance metrics at 95% of target.

The table below provides the schedule of metrics and goals that the Compensation Committee approved for 2020, along with the company's performance against the goals, as determined by the Committee, and the final approved funding of the plan.

| Metric | Weight | 2020 Performance | | | | Calculated Performance Factor |
|---|---|---|---|---|---|---|
| | | Actual | Threshold | Target | Maximum | |
| EPS | 33.3% | $0.737 | $1.100 | $1.349 | $1.497 | 0% |
| PTPP Earnings Growth | 33.3% | 4.6% | -13.4% | 2.6% | 12.1% | 124% |
| Operating Leverage | 33.3% | 2.26% | -5.9% | 1.1% | 5.9% | 132% |
| **% of Target** | **100.0%** | | | | | **85.3%** |
| **Final Approved Funding** | | | | | | **95%** |

## Long-Term Incentive Compensation

*Determining LTI Grant Value.* The Compensation Committee engaged the independent compensation consultant to develop long-term incentive award ranges based on competitive market practice to serve as guidelines for annual grants. In addition to these guidelines, when determining award ranges for individual executive officers, the Compensation Committee considers the impact on potential total compensation. Award opportunities are within a range defined by a low to high percentage of base salary to allow for awards to vary in order to reflect individual performance.

### Value Range for Potential Equity Grants

| Position | Threshold | Target | Maximum |
|---|---|---|---|
| CEO | 212.5% | 425.0% | 850.0% |
| Chief Technology & Operations Officer; Consumer and Business Banking Director | 107.5% | 215.0% | 430.0% |
| Other NEOs | 100.0% | 200.0% | 400.0% |

*Determination of individual LTI Grants.* The Compensation Committee independently evaluated the CEO's performance for the purpose of determining a 2020 long-term incentive award and assessed the competitive pay positioning that would result from the awards to be consistent with our pay-for-performance philosophy.

In determining award values for the other NEOs, the Compensation Committee considered the CEO's performance assessments for each NEO, as well as additional input from the CEO, and the market guidelines provided by the consultant. Consistent with the company's philosophy, the CEO's evaluation was based on a holistic approach that included individual performance and contributions, retention value of current equity ownership, historical long-term incentive compensation awards, and the market-based framework the independent consultant developed. The key factors included in the evaluation of each NEO are discussed under "2020 Compensation Decisions for each Named Executive Officer." The Compensation Committee approved awards in 2020 for the NEOs (other than the CEO) as recommended by the CEO.

*LTI Grant Vehicles.* For the 2020 annual LTI grants, management proposed, and the Compensation Committee approved, the strategy set forth below. All equity vehicles are subject to our Share Ownership and Share Holding Policy provisions for the executive leadership team: 50% of net shares released upon vesting or exercise are required to be held to retirement or other departure from the company.

## 2020 Long-Term Incentive Program Highlights

| Vehicle | % of Total LTI Value | | Key Design Features |
|---|---|---|---|
| | CEO | Other NEOs | |
| Performance Share Units (PSUs) | 55% | 50% | • **Performance Measurement Period:** 3 years<br>• **Performance Measures:**<br>  • Relative Return on Tangible Common Equity (ROTCE)<br>  • Absolute ROTCE Performance Threshold<br>  • Modifier for "New Revenue"<br>• **Share Payout Range:** 0-150% of target, potentially up to 180% |
| Restricted Stock Units (RSUs) | 20% | 25% | • **Vesting:** 50% after year 3 and 50% after year 4 |
| Stock Options | 25% | 25% | • **Vesting:** 4-year annual pro-rata<br>• **Option Term:** 10 years |

*PSUs — Performance Metrics*. With assistance from the independent consultant, the Compensation Committee selected ROTCE as the metric for the 2020 grant, measured on both a relative and an absolute basis, consistent with the 2019 grant.

**Why We Chose ROTCE as PSU Metric**

- The company believes ROTCE is a key factor to long-term profitable growth and returns.
- There is a strong correlation of higher ROTCEs to higher market price-to-tangible book value (P/TBV) valuations for the common stock of publicly traded bank holding companies.
- The PSU awards are denominated in stock which provides an inherent tie to share price performance and overall shareholder returns.

The relative ROTCE target is set at the 55th percentile to ensure that target payout is not made unless Huntington outperforms the peer group. The peer group for relative performance comparisons consists of the 2020 benchmarking peers as discussed under "Market Referencing" below. In addition, a minimum three-year average absolute ROTCE of 6% must be achieved to receive a payout. Payout is subject to an increase of up to 20% for revenue earned incremental to the budget from new sources intended to create shareholder value but not envisioned in the then-current strategic initiatives when the PSU was granted. Sources of new, unplanned revenue include new lines of business, new product innovation, and newly developed strategic partnerships. New, unplanned revenue will be measured cumulatively over the three-year PSU cycle.

As reflected in the table below, the Compensation Committee determined a threshold, target and maximum level of relative achievement for the three-year performance cycle, along with an absolute performance threshold. In calculating performance to determine whether a performance goal has been achieved, the Compensation Committee will adjust for Extraordinary Events as defined in the 2018 Long-Term Incentive Plan.

| PSU Metric | Threshold | Target | Maximum |
|---|---|---|---|
| Relative ROTCE | 30th Percentile | 55th Percentile | 70th Percentile |
| Absolute ROTCE — Performance Threshold | 6.00% | — | — |

ROTCE results are measured annually, adjusted for extraordinary items, and averaged using year-end reported amounts. The range of potential payouts, 0% to 150% of the target number of share units, was consistent with the design of PSUs awarded in the prior year, and determined to be within competitive market practice, and reasonable from an annual share run rate and dilution perspective. With the potential adjustment for new revenue, the maximum awards could reach 180% of target (150% X 120% = 180%).

## Benefits

Executive officers participate in the same broad-based benefit programs generally available to all colleagues. A limited number of additional benefits are offered to executive officers and certain other officers and are designed to represent a modest portion of total compensation. Following is a list of the additional benefits and compensation elements offered to executive officers during 2020.

*Deferred Compensation:* Our Executive Deferred Compensation Plan, a non-qualified plan, provides a vehicle for participants to defer receipt of cash or stock to a time when taxes may be at a more personally beneficial rate and / or to save for long-term financial needs. This plan is discussed in more detail following the Non-Qualified Deferred Compensation 2020 table below.

*Perquisites:* A very limited number of perquisites are utilized at Huntington; they represent a small component of compensation. Through 2019 we offered an incurred expense reimbursement allowance for tax and financial planning to our NEOs, up to 2% of base salary per year. This practice has been discontinued beginning in 2020. For the chief executive officer, we provide security monitoring of his personal residence, and for security, personal safety, and efficiency, use of our cars and drivers and a corporate aircraft. In limited circumstances, personal usage of corporate aircraft by other executive officers may be permitted subject to approval by the CEO. Personal use of the corporate aircraft is in accordance with Huntington's Aircraft Usage Policy, and the value of personal use of corporate aircraft is included in the income of the user pursuant to IRS rules and regulations. We also provide relocation benefits to senior level colleagues to facilitate transition when moving their residence to a new work location.

*Employment Agreement:* Only one executive officer, the CEO, has an employment agreement with us, which is described under "Mr. Steinour's Employment Agreement" below.

*Severance Arrangements:* Huntington has change-in-control agreements, referred to as Executive Agreements, with our NEOs. The objectives of the Executive Agreements are to provide severance protections for the NEOs in the event of a qualifying termination of employment in connection with a change-in-control of Huntington and to encourage their continued employment in the event of any actual or threatened change-in-control of Huntington. The Executive Agreements are further described under "Potential Payments upon Termination or Change in Control" below.

*(Frozen) Supplemental Pension:* The CEO is a participant in the frozen pension plan and a frozen supplemental defined benefit plan (both were frozen on December 31, 2013). These plans are further discussed under the Pension Benefits 2020 table below.

*(Frozen) Supplemental Savings:* The NEOs were eligible to participate in a supplemental defined contribution plan that was frozen on December 31, 2019. This plan is further discussed following the Non-Qualified Deferred Compensation 2020 table below.

## 2020 Compensation Decisions for each Named Executive Officer

In addition to rewarding executives for achievement of financial goals, the Compensation Committee applies its discretion to reinforce behaviors and values that contribute to the company's long-term success. When evaluating base salary increases, adjusting MIP awards for business segment and individual performance, and determining the grant-date value of long-term incentive compensation awards, the CEO and Compensation Committee considered the performance of each executive under the following common factors:

**Common Performance Factors:**

- Financial and operating results
- Organization, culture, diversity, equity and inclusion
- Risk management and key metrics
- Strategic planning and execution
- Continuous improvement
- Customers, community and stakeholder relations

Further, the Compensation Committee differentiated compensation for the NEOs other than the CEO by taking into consideration the CEO's evaluation of each executive's performance, role and relative contribution to overall company performance. Although there were no predetermined quantifiable goals against which business unit and individual performance were evaluated independently for purposes of determining compensation, highlights of the specific 2020 individual and business unit performance considered by the Compensation Committee for each NEO are set forth below.



## Stephen D. Steinour

Chairman, President and Chief Executive Officer

| 2020 Compensation Decisions | |
|---|---|
| **Base Salary Increase** | N/A |
| **MIP** | |
| Target Opportunity | $1,925,000 |
| **MIP Award** | **$1,830,000** |
| **LTI** | |
| Target Value | $4,675,000 |
| **LTI Award** | **$4,500,000** |

In determining appropriate compensation for the CEO, the Compensation Committee considered Mr. Steinour's outstanding leadership in 2020, including the following significant accomplishments:

### Strong financial performance in a challenging environment

- Delivered fully taxable equivalent revenue growth of 3%(1) over 2019.
- Delivered Pretax, Pre-Provision Earnings growth of 4%(2) over 2019.
- Increased tangible book value per share 3%(3) year-over-year.
- Increased average core deposits 11% year-over-year.
- Increased average loans and leases 6% year-over-year.
- Delivered positive operating leverage on an adjusted basis(4) for the eighth consecutive year.
- Declared $621 million of cash dividends on common shares.

### Strong Leadership

- Developed new strategic plan for building the Leading People-First, Digitally Powered Bank, with focused investment in customer experience, product differentiation, and key growth initiatives.
- Huntington announced a definitive agreement under which the TCF Financial Corporation will combine in a merger with Huntington to create a top 10 U.S. regional bank, subject to regulatory approval, the approval by shareholders of each company and customary closing conditions.
- Huntington is committed to being a recognized leader in creating a workplace that is welcoming, inclusive and respectful to all. Huntington has received numerous awards in recognition of its commitment to advancing diversity and inclusion in the workplace and the community. See the inside of the back cover for a list of 2020 awards and recognitions.
- Signatory to the CEO Action for Diversity & Inclusion, the largest CEO-driven business commitment to advance diversity and inclusion in the workplace by cultivating a trusting environment where all ideas are welcome and employees feel comfortable and empowered to discuss diversity and inclusion initiatives. Over 1,600 CEOs and Presidents have pledged to act on supporting a more inclusive workplace for employees, communities and society at large.

(1) Non-GAAP, see page 50 of the company's Form 10-K for the year ended December 31, 2020 for more information.

(2),(3),(4) Non-GAAP, see Appendix A to this proxy statement for more information.



## Zachary J. Wasserman

Chief Financial Officer

| 2020 Compensation Decisions | |
|---|---|
| **Base Salary Increase** | **N/A** |
| **MIP** | |
| Target Opportunity | $ 625,000 |
| **MIP Award** | **$ 725,000** |
| **LTI** | |
| Target Value | $ 1,250,000 |
| **LTI Award** | **$ 1,250,000** |

The Compensation Committee, in determining appropriate compensation for Mr. Wasserman, considered the following significant 2020 accomplishments:

### Strong financial performance in a challenging environment

- Delivered fully taxable equivalent revenue growth of 3%[(1)] over 2019.
- Delivered Pretax, Pre-Provision Earnings growth of 4%[(2)] over 2019.
- Increased tangible book value per share 3%[(3)] year-over-year.
- Increased average core deposits 11% year-over-year.
- Increased average loans and leases 6% year-over-year.
- Delivered positive operating leverage on an adjusted basis[(4)] for the eighth consecutive year.
- Declared $621 million of cash dividends on common shares.

### Strong leadership

- Instrumental in development of new strategic plan for building the Leading People-First, Digitally Powered Bank, with focused investment in customer experience, product differentiation, and key growth initiatives.
- Provided significant leadership in Huntington's innovation initiatives and partnerships with other leading companies, including BillGo and other FinTechs, to improve our products and customer experiences.
- Led significant investor engagement during 2020, leveraging virtual formats for more meetings (up 18% over 2019) and more productive meetings with institutional investors, and continued participation in conferences and institutional investor events.

(1) Non-GAAP, see page 50 of the company's Form 10-K for the year ended December 31, 2020 for more information.

(2),(3),(4) Non-GAAP, see Appendix A to this proxy statement for more information.



## Paul G. Heller

Chief Technology and Operations Officer

| 2020 Compensation Decisions | |
|---|---|
| **Base Salary Increase** | N/A |
| **MIP** | |
| Target Opportunity | $ 718,750 |
| **MIP Award** | **$ 750,000** |
| **LTI** | |
| Target Value | $1,343,750 |
| **LTI Award** | **$1,500,000** |

The Compensation Committee, in determining appropriate compensation for Mr. Heller, considered the following significant 2020 accomplishments:

- Implemented contingency plan enabling a sustained remote work environment.
- Launched numerous significant enhancements to our mobile and online access, including “The Hub” and “Huntington Heads Up”®.
- Launched new products aligned with our Fair Play philosophy including 24 Hour Grace® for Business and $50 Safety Zone℠.
- Upgraded entire network of ATMs.
- Provided significant leadership in the development of the comprehensive omni-channel plan and roadmap.
- The company was ranked highest in Customer Satisfaction with Mobile Banking Apps among Regional Banks, 2 Years in a Row by J.D. Power.
- Implemented increased efforts around cyber-security.
- Active leadership in the Columbus Collaboratory, a rapid innovation and insights partnership that focuses on delivering business value through advanced analytics and cyber security solutions.



## Andrew J. Harmening

Consumer and Business Banking Director

| 2020 Compensation Decisions | |
|---|---|
| **Base Salary Increase** | **N/A** |
| **MIP** | |
| Target Opportunity | $ 718,750 |
| **MIP Award** | **$ 750,000** |
| **LTI** | |
| Target Value | $ 1,343,750 |
| **LTI Award** | **$ 1,500,000** |

The Compensation Committee, in determining appropriate compensation for Mr. Harmening, considered the following significant 2020 accomplishments:

- Managed the branch and retail business in the COVID environment to ensure the safety of our colleagues, while still meeting the needs of our customers.
- Increased average core deposits by 11% year-over-year.
- Launched new products aligned with our Fair Play philosophy including 24 Hour Grace® for Business and $50 Safety Zone℠ to help customers manage their long-term financial health.
- Provided significant leadership in the development of the comprehensive omni-channel plan and roadmap.
- Continued growth in small business lending program — the company was the nation's largest originator, by volume of SBA 7(a) loans during SBA fiscal year 2020 for the third consecutive year, and for the 12th year in a row, the largest originator, by volume of SBA 7(a) loans within our footprint states.*
- Commitment to customers — The company was ranked highest in Customer Satisfaction with Mobile Banking Apps among Regional Banks, 2 Years in a Row by J.D. Power.
- Home lending business achieved record mortgage originations for the second consecutive year.
- Strong performance with diversity initiatives.
- Launched Lift Local Business℠, a new $25 million, micro small-business lending pilot focused on serving minority, women and veteran-owned businesses.

* Largest by number of 7(a) loans for SBA fiscal years 2018-2020; Source U.S. Small Business Administration.



## Jana J. Litsey

General Counsel

| 2020 Compensation Decisions | |
|---|---|
| **Base Salary Increase** | N/A |
| **MIP** | |
| Target Opportunity | $ 625,000 |
| **MIP Award** | **$ 600,000** |
| **LTI** | |
| Target Value | $1,250,000 |
| **LTI Award** | **$1,250,000** |

The Compensation Committee, in determining appropriate compensation for Ms. Litsey, considered the following significant 2020 accomplishments:

- Oversaw legal efforts around acquisitions and divestitures including Huntington's announcement of a definitive agreement to merge with TCF Financial Corporation subject to regulatory approval, the approval by shareholders of each company, and customary closing conditions.
- Oversaw the Legal team's support and guidance in responding to pandemic-related developments and programs, including compliance with the requirements of the SBA's Paycheck Protection Program and actions taken to support Huntington's colleagues and customers.
- Provided strong leadership in managing the litigation docket and resolutions.
- Provided legal advice and counsel concerning Huntington's innovation initiatives, investments, and partnership opportunities.
- Assumed leadership responsibility for Public Affairs and the Corporate Procurement and Corporate Insurance functions.
- Executive sponsor of Huntington's ESG program and report.
- Executive sponsor for the Asian Business Resource Group.
- Recognized at the 2020 Chambers Diversity & Inclusion Awards for her work to further the advancement of diversity and inclusion, by Chambers and Partners an independent research company that ranks the most outstanding law firms and lawyers throughout the world, as one of 14 lawyers shortlisted and "highly commended" for the D&I Lawyer of the Year award.

## Recently Completed PSU Performance Cycles

*2017 - 2019 Cycle*. In April 2020, the Compensation Committee determined the final award values for the PSU awards granted in 2017, which had a three-year performance cycle that ended on December 31, 2019. These awards were paid in shares of stock reported on a Form 4 report filed for each participating executive officer. The metrics for this cycle were relative TSR targeted at the 50th percentile performance for the selected peer group and return on tangible common equity targeted at 14% (subject to scaling based on TCE ratio achievement) averaged over the three years, all adjusted for significant items. During the period January 1, 2017 through December 31, 2019, absolute adjusted ROTCE and relative TSR were both above maximum performance.

### 2017 – 2019 Cycle (January 1, 2017 through December 31, 2019)

| Metric | Target | Result |
|---|---|---|
| Relative TSR | 50th percentile performance for the selected peer group | 71.1% |
| Absolute ROTCE | 14% (subject to scaling for TCE ratio achievement) | 17% |
| | Final Award | 150% of Target |

*2018 - 2020 Cycle*. December 31, 2020 marked the end of the three-year performance cycle for PSU awards granted in 2018. The Compensation Committee expects to certify the results and determine the final values for these PSU awards in April 2021. The metric for this cycle was relative ROTCE targeted at the 50th percentile performance for the selected peer group with a minimum average absolute ROTCE of 6% required for payout, all adjusted for significant items. During the period January 1, 2018 through December 31, 2020, average adjusted ROTCE and absolute adjusted ROTCE were both above target performance.

# Executive Compensation Decision-Making Process

## Who is Involved in Compensation Design and Decisions

| Role of Compensation Committee | Role of Management | Role of Compensation Consultant |
|---|---|---|
| • The Compensation Committee provides independent oversight of our executive compensation.<br>• The Compensation Committee develops and approves our executive compensation with input from our management and the independent compensation consultant.<br>• From time to time, the Compensation Committee consults with other committees of the board and may obtain the approval of the full board of directors with respect to certain executive and director compensation matters. | • Our management provides information and may make recommendations to the Compensation Committee with respect to the amount and form of executive compensation.<br>• Our CEO and CFO make recommendations to the Compensation Committee when it sets specific financial measures and goals for determining incentive compensation.<br>• Our CEO provides input and makes recommendations to the Compensation Committee regarding the performance and compensation of his direct reports, which include the NEOs.<br>• The CEO consults in advance with the chairs of the respective board committees regarding recommendations for key control positions.<br>• The CEO does not make recommendations to the Compensation Committee regarding his own compensation, other than requests in certain years that the Compensation Committee defer consideration of a base salary or target incentive increase for him. | • The Compensation Committee has engaged an independent compensation consultant, Pearl Meyer & Partners LLC, to provide advice with respect to the amount and form of executive and director compensation.<br>• Services provided by the compensation consultant during 2020 included:<br>  • review of our selected peer group,<br>  • benchmarking compensation and performance,<br>  • establishing total compensation guidelines, including targets for short and long-term incentive plans, and modeling payouts under various performance scenarios,<br>  • review of, and recommendations for changes to, the director compensation program, and<br>  • research and presentation of market trends and practices related to incentive plan design and other executive compensation-related programs. |

# Independent Compensation Consultant

The Compensation Committee engaged Pearl Meyer & Partners, LLC, an independent consulting firm, to provide advisory services related to executive and director compensation. The individual consultant managing the relationship with Huntington (the compensation consultant) reports directly to the Compensation Committee and is evaluated by the Compensation Committee on an annual basis.

The compensation consultant is available as needed for expert guidance and support, provides updates on emerging trends and best practices, and regularly attends meetings of the Compensation Committee. Services provided by the compensation consultant during 2020 included reviewing our selected peer group, benchmarking compensation and performance, and establishing total compensation guidelines, including targets for short and long-term incentive plans, and modeling payouts under various performance scenarios. During 2020 the compensation consultant did not provide any services other than advice and recommendations related to executive and director compensation.

The Compensation Committee has received representations from the compensation consultant with respect to independence, including with respect to: the fees received by the consulting firm from Huntington as a percentage of total revenue of the consulting firm; the policies or procedures maintained by the consulting firm designed to prevent a conflict of interest; any business or personal relationship between the compensation consultant and any Compensation Committee member; any business or personal relationship between the compensation consultant and our executive officers; and any Huntington stock owned by the compensation consultant. Based on review of these representations and the services provided by the compensation consultant, the Compensation Committee has determined that the compensation consultant is independent and that the consultant's work has not created any conflicts of interest.

# Procedures for Determining Executive Compensation

Although the Compensation Committee makes independent determinations on all matters related to compensation of executive officers, certain members of management are requested to attend committee meetings and provide input to the Compensation Committee. Input may be sought from the chief executive officer, Human Resources, Finance, and Risk Management colleagues and others as needed to ensure the Compensation Committee has the information and perspective it needs to carry out its duties. In particular, the Compensation Committee will seek input from the chief executive officer on matters relating to strategic objectives, company performance goals, and input on his assessment of the other executive officers. The chief human resources officer and representatives of Human Resources work with the chair of the Compensation Committee to ensure he or she has the background, information, and data needed to facilitate meetings. The Committee also receives updates from the chief financial officer and other members of executive management throughout the year as appropriate.

The Compensation Committee meets with representatives of the Audit Committee and Risk Oversight Committee as appropriate in making determinations. The Audit Committee chair is consulted when the Compensation Committee certifies company performance against the established incentive plan performance goals.

The Compensation Committee may delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee, or, if provided for in the terms of a particular compensation plan, to a management committee in accordance with the terms of such plan. The Compensation Committee delegates some responsibilities to management to assist in development of design considerations, with permission to work with the Committee's compensation consultant to develop proposals for the Committee's consideration. The Compensation Committee may not, however, delegate the determination of compensation for executive officers to management. From time to time, the Compensation Committee may obtain the approval of the board of directors with respect to certain executive and director compensation matters.

The Compensation Committee takes risk into account when determining compensation and supports an executive compensation philosophy that balances risk and reward with a mix of base pay, short-term incentives, and long-term incentives, with greater emphasis on long-term incentives. The Compensation Committee's role in the oversight of incentive compensation risk is discussed under "The Board's Role in Risk Oversight" above.

## Market Referencing

The Compensation Committee regularly reviews peer and industry information concerning levels of compensation and performance as a competitive frame of reference. The Compensation Committee uses this information and analysis as a benchmarking reference for setting pay opportunities and making pay decisions, such as changes to base salaries, annual incentive awards, and long-term incentive grants. A key source of information is a peer group of regional banks similar to Huntington in terms of size and business model.

**Peer Banks for 2019**

BB&T Corporation (TFC)*
CIT Group Inc. (CIT)
Citizens Financial Group, Inc. (CFG)
Comerica Incorporated (CMA)
Fifth Third Bancorp (FITB)
KeyCorp (KEY)
M&T Bank Corporation (MTB)
Regions Financial Corporation (RF)
SunTrust Banks, Inc. (TFC)*
Zions Bancorporation (ZION)



First Horizon National Corporation (FHN)
People's United Financial, Inc. (PBCT)
PNC Financial Services Group, Inc. (PNC)

**Peer Banks for 2020**

CIT Group Inc. (CIT)
Citizens Financial Group, Inc. (CFG)
Comerica Incorporated (CMA)
Fifth Third Bancorp (FITB)
First Horizon National Corporation (FHN)
KeyCorp (KEY)
M&T Bank Corporation (MTB)
People's United Financial, Inc. (PBCT)
PNC Financial Services Group, Inc. (PNC)
Regions Financial Corporation (RF)
Truist Financial Corporation (TFC)
Zions Bancorporation (ZION)

* SunTrust Banks, Inc. was merged into BB&T Corporation which is now Truist Financial Corporation (TFC).

The peer banks are chosen each year using an objective process recommended by the independent compensation consultant and approved by the Compensation Committee. The process begins with the selection of U.S. based publicly traded commercial banks considering asset size as of the prior year-end. A number of banks with relevant asset size are eliminated due to significant differences in business model, including international presence or focus, a focus on different services, or off-shore headquarters. The 2019 peer group of 10 companies was reduced to nine due to the merger of SunTrust Banks, Inc. into BB&T Corporation, which occurred in December 2019. At the recommendation of the independent compensation consultant, the Committee widened the asset size range in order to increase the size of the peer group for 2020. This resulted in the addition of First Horizon National Corporation, People's United Financial, Inc., and PNC Financial Services Group, Inc. to the peer group. The resulting group consisted of twelve bank holding companies; seven larger and five smaller, positioning Huntington between the 25th and the 50th percentile for asset size. The Compensation Committee chose the twelve peers to represent the most appropriate market comparators for Huntington in terms of industry and size. The independent compensation consultant also provided the Compensation Committee with industry surveys as appropriate to supplement the peer group data. When using survey data, the information was reflective of Huntington's size and industry. This included utilizing size adjusted comparisons representing data from companies that fell closest to our asset size.

The Compensation Committee also relied on the independent compensation consultant to provide a broader industry perspective of emerging trends and best practices. Among the peer and industry data considered in 2020 were three-year total shareholder return relative to peers, three-year relative performance in incentive measures and realizable pay over the prior three years relative to peers. With the assistance of the independent compensation consultant, the Compensation Committee performs a pay and performance analysis on an annual basis to review the appropriateness of the company's executive compensation program. The Compensation Committee determined that the pay and performance analyses for the year 2019 and for the period 2017 - 2019 reflected appropriate alignment between actual pay and relative performance.

### 2020 Total Shareholder Return


20
10
0
-10
-20
-30
-1.6
-2.7
-5.4
-6.7
-11.1
-11.1
-13.2
-14.5
-16.5
-16.8
-18.2
-18.9
-22.1
RF
PNC
FITB
CFG
HBAN
TFC
ZION
KEY
CIT
CMA
FHN
PBCT
MTB
Peer Group Average

# Other Policies & Practices

## Stock Ownership & Holding Requirements

To reinforce the importance of stock ownership to the company's compensation philosophy, the Compensation Committee has imposed ownership requirements since 2006. Executive officers subject to the policy are required to meet and maintain a dollar value of ownership based on a multiple of salary. Ownership levels are evaluated as of September 30 each year based on then current stock prices. The officer's current base salary is multiplied by his or her assigned multiple and compared to current holdings, valued based on a 30-day average closing stock price. Executive officers generally have five years to meet their ownership levels and thereafter must continue to meet the requirements on an on-going basis. Executive officers continue to be subject to a holding requirement equal to 50% of net shares received upon the exercises of a stock option or upon the release of full value awards. This amount of shares must be held until retirement or other departure from the company. The Compensation Committee may permit a discretionary hardship exemption from the ownership and / or holding requirements, on a case-by-case basis. As of January 31, 2021, each of the named executive officers exceeded his or her ownership guidelines. In addition to the executive officers, stock ownership requirements extend to approximately 70 additional executive leaders and the shareholding requirements extend to approximately 1,500 additional senior leaders.

### NEO Ownership Compared to Guidelines

| Executive | Multiple | Ownership Guideline | Market Value of Shares Owned[1] |
|---|---|---|---|
| Steinour | 10X | $11,000,000 | $88,333,226 |
| Wasserman | 3X | 1,875,000 | 1,889,068 |
| Heller | 3X | 1,875,000 | 6,963,013 |
| Harmening | 3X | 1,875,000 | 2,358,924 |
| Litsey | 2X | 1,250,000 | 1,602,013 |

(1) Value of shares owned as reported in this column is based on the closing price of a share of Huntington common stock on January 29, 2021 ($13.225). Shares that count toward the share ownership requirement include unvested time-based RSUs and shares acquired and / or held: upon vesting or exercise of equity awards; pursuant to Huntington benefit plans; via open market purchase; and by an immediate family member sharing the same household.

## Hedging & Pledging Prohibition

The Compensation Committee has a policy prohibiting hedging and pledging activity in equity securities of Huntington. The policy applies to Huntington's directors, executive officers, other members of Huntington's executive leadership team, and other officers subject to Section 16 of the Securities Exchange Act. The hedging and pledging prohibitions apply with respect to any shares of Huntington equity securities owned by the covered persons, directly or indirectly, whether granted by Huntington as compensation or otherwise acquired and held. Prohibited hedging activity includes purchasing financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars, and exchange funds) or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Huntington securities. Huntington equity securities may not be pledged as collateral for a loan or held in a margin account.

## Annual Long-Term Incentive Award Grant Practices

The 2018 Long-Term Incentive Plan permits the Compensation Committee to designate a grant date effective following the date of the committee action. The Committee has adopted a practice of granting equity awards on a pre-established date to avoid coinciding with quarterly trading blackouts. Since 2012 we have granted our annual long-term incentive awards effective May 1 each year. The exercise price for each stock option award is equal to the fair market value of a share of common stock on the grant date. Under the company's stock plan, fair market value is generally defined as the closing price on the applicable date. We prohibit the repricing of stock options.

## Recoupment / Clawback Policy

Our Recoupment / Clawback Policy (Recoupment Policy) is a tool for recovery of incentive compensation in appropriate situations to the extent permitted (or required) by law and by the company's plans, policies, and agreements. In addition, we have included clawback provisions in incentive plans for executive officers and for all employees. Our NEOs are subject to recoupment and clawback as set forth below.

Incentive Compensation subject to possible clawback or recoupment includes:

(a) any bonus or other cash incentive payment, including commissions, previously paid or payable, and

(b) any equity compensation, vested or unvested (including without limitation, performance shares and performance share units, restricted stock and restricted stock units and stock options), and net proceeds of any exercised or vested equity awards.

The policy is applicable to all colleagues, including the named executive officers. In general, situations that trigger a review under this policy involve behaviors or actions outside the bounds of the company's overall risk appetite and governance structure. In determining whether to require reimbursement or forfeiture of an executive officer's incentive compensation, the Compensation Committee shall take into account such considerations as it deems appropriate, such as the extent to which the employee's actions or inactions were in violation of the code of conduct; whether the action or inaction could reasonably be expected to cause financial or reputational harm to the company; the egregiousness of the conduct; the tax consequences to the affected employee; and other factors as the Committee deems appropriate under the circumstances. For employees who are not executive officers, the decision to recoup or clawback incentive compensation is made by the CEO jointly with the chief human resources officer, and reported to the Committee.

Specific provisions apply in the event of a financial restatement. If it is determined by the board of directors that gross negligence, intentional misconduct or fraud by an employee or former employee caused or partially caused the company to have to restate all or a portion of its financial statements, the board, in its sole discretion, may, to the extent permitted by law and the company's benefit plans, policies and agreements, and to the extent it determines in its sole judgment that it is in the best interests of the company to do so, require repayment of a portion or all of any incentive compensation if (1) the amount or vesting of the incentive compensation was calculated based upon, or contingent on, the achievement of financial or operating results that were the subject of or affected by the restatement; and (2) the amount or vesting of the Incentive Compensation would have been less had the financial statements been correct.

Further, pursuant to Section 954 of the Dodd-Frank Act, if the company is required to restate any of its financial statements because of a material financial reporting violation, the company shall recover the amount in excess of the incentive compensation payable under the company's restated financial statements, or such other amount required under the Dodd-Frank Act or any other applicable law or policy. The company shall recover this amount from any current or former employee who received incentive compensation during the three-year period preceding the date on which the restatement is required, or from any other individual specified in the Dodd-Frank Act.

*Stock Plans*. We have forfeiture and recoupment provisions in the 2018 Long-Term Incentive Plan specific to awards under this plan. Except following a change in control event, should the Compensation Committee determine that a participant has committed a serious breach of conduct or has solicited or taken away customers or potential customers with whom the participant had contact during the participant's employment with us, the Compensation Committee may terminate any outstanding award, in whole or in part, whether or not yet vested. If such conduct or activity occurs within three years following the exercise or payment of an award, the Compensation Committee may require the participant or former participant to repay to us any gain realized or payment received upon exercise or payment of such award. A serious breach of conduct includes, without limitation, any conduct prejudicial to or in conflict with Huntington or any securities law violations including any violations under the Sarbanes-Oxley Act of 2002. In addition, awards may be forfeited upon termination of employment for cause.

*Annual Incentive Plan*. The Management Incentive Plan (MIP) provides that if Huntington is required to restate any of its financial statements because of a material financial reporting violation, Huntington will recover the amount in excess of the award payable under Huntington's restated financial statements, or such other amount required under the Dodd-Frank Act. In addition, if the Compensation Committee determines that a participant took unnecessary or excessive risk, manipulated earnings, or engaged in any misconduct described in our Recoupment Policy, the Committee may terminate the participant's participation in the plan and require repayment of any amount previously paid in accordance with the Recoupment Policy, any other applicable policies and any other applicable laws and regulations.

# Tax & Accounting Considerations

Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation for certain executive officers that is more than $1 million. Prior to the enactment of the Tax Cuts and Jobs Acts of 2017, Section 162(m) provided an exemption from this deduction limitation for compensation that qualified as "performance-based" compensation. However, among other changes to Section 162(m), the exemption for performance-based compensation was repealed, effective for taxable years beginning after December 31, 2017, subject to transition relief for certain arrangements in place as of November 2, 2017.

The Compensation Committee continues to have the flexibility to pay non-deductible compensation if it believes it is in the best interests of the Company.

Huntington also takes into consideration Internal Revenue Code Section 409A with respect to non-qualified deferred compensation programs, and ASC 718, "Compensation - Stock Compensation" in administering its equity compensation program.

# Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on this review and discussion, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in Huntington's proxy statement for its 2021 annual meeting of shareholders.

**Submitted by the Compensation Committee**
Robert S. Cubbin, Chair
Steven G. Elliott
Gina D. France
J. Michael Hochschwender
Kenneth J. Phelan

# Compensation Committee Interlocks and Insider Participation

We have no compensation committee interlocks. In addition, no member of the Compensation Committee has served as one of our officers or employees.

# Executive Compensation Tables

## Summary Compensation 2020

The following table sets forth the compensation paid by us and by our subsidiaries for each of the last three fiscal years ended December 31, 2020, to our principal executive officer, principal financial officer, and the three other most highly compensated executive officers serving at the end of 2020.

| Name and Principal Position[(1)] | Year | Salary | Bonus[(2)] | Stock Awards[(3)] | Option Awards[(4)] | Non-Equity Incentive Plan Compensation[(5)] | Change in Pension Value and Non-Qualified Deferred Compensation Earnings[(6)] | All Other Compensation[(7)] | Total[(8)] |
|---|---|---|---|---|---|---|---|---|---|
| **Stephen D. Steinour** Chairman, President and CEO | 2020 | 1,037,500 | — | 3,374,995 | 1,125,000 | 1,830,000 | 203,536 | 436,651 | 8,007,682 |
| | 2019 | 1,100,000 | — | 3,374,985 | 1,125,000 | 1,425,000 | 196,578 | 267,122 | 7,488,685 |
| | 2018 | 1,100,000 | — | 3,749,981 | 1,250,000 | 2,025,000 | 0 | 431,934 | 8,556,915 |
| **Zachary J. Wasserman** Chief Financial Officer and Senior Executive Vice President | 2020 | 625,000 | 1,500,000 | 937,489 | 312,499 | 725,000 | — | 69,587 | 4,169,575 |
| | 2019 | 72,115 | — | 1,649,999 | | 775,000 | — | 125,976 | 1,848,090 |
| **Paul G. Heller** Chief Technology & Operations Officer, Senior Executive Vice President | 2020 | 625,000 | — | 1,124,992 | 374,999 | 750,000 | — | 10,445 | 2,885,436 |
| | 2019 | 625,000 | — | 1,012,481 | 337,499 | 650,000 | — | 40,837 | 2,665,817 |
| | 2018 | 625,000 | — | 1,049,985 | 349,998 | 800,000 | — | 71,793 | 2,896,776 |
| **Andrew J. Harmening** Consumer & Business Banking Director, Senior Executive Vice President | 2020 | 625,000 | — | 1,124,992 | 374,999 | 750,000 | — | 10,445 | 2,885,436 |
| | 2019 | 625,000 | 600,000 | 944,980 | 314,999 | 625,000 | — | 40,745 | 3,150,724 |
| | 2018 | 615,385 | 650,000 | 899,989 | 300,000 | 720,000 | — | 56,537 | 3,241,911 |
| **Jana J. Litsey** General Counsel, Senior Executive Vice President | 2020 | 625,000 | 300,000 | 937,489 | 312,499 | 600,000 | — | 10,445 | 2,785,433 |
| | 2019 | 586,539 | 325,000 | 809,979 | 270,000 | 480,000 | — | 35,937 | 2,507,455 |
| | 2018 | 525,000 | 400,000 | 674,981 | 224,999 | 525,000 | — | 32,221 | 2,382,202 |

(1) Mr. Steinour also serves as Chairman, President and Chief Executive Officer of The Huntington National Bank. Mr. Wasserman joined Huntington as Chief Financial Officer on November 4, 2019. On March 5, 2021, Mr. Harmening notified Huntington of his resignation from his position as Consumer & Business Banking Director and Senior Executive Vice President, effective April 1, 2021, to become the chief executive officer of another publicly traded company.

(2) In connection with Mr. Wasserman joining Huntington in 2019, Mr. Wasserman was offered a signing bonus of $1,500,000 payable in January 2020 to compensate him for certain cash and equity payments and benefits which he forfeited due to accepting employment with Huntington. Mr. Wasserman's signing bonus is subject to forfeiture in the event of his departure within 24 months of payment. In 2020 Ms. Litsey received the fourth and final installment of a signing bonus agreed upon when she joined Huntington in 2017 to compensate her for lost opportunity with her previous employer.

(3) The amounts in this column are the grant date fair values of awards of restricted stock units and performance share units determined for accounting purposes in accordance with FASB ASC Topic 718. The performance share units are valued at target. The assumptions made in the valuation are discussed in Note 17 "Share-Based Compensation" of the Notes to Consolidated Financial Statements for our financial statements for the year ended December 31, 2020. These awards were granted on May 1, 2020.

| | Time-Vesting RSUs | Performance-Based PSUs (Target) | Total Stock Awards |
|---|---|---|---|
| Stephen D. Steinour | $899,996 | $2,474,999 | $3,374,995 |
| Zachary J. Wasserman | 312,496 | 624,993 | 937,489 |
| Paul G. Heller | 374,997 | 749,995 | 1,124,992 |
| Andrew J. Harmening | 374,997 | 749,995 | 1,124,992 |
| Jana J. Litsey | 312,496 | 624,993 | 937,489 |

The grant date value of the performance share units assuming the highest level of performance is set forth below.

| | Dollar Value of Performance Share Units at Maximum Performance |
|---|---|
| Stephen D. Steinour | $4,454,998 |
| Zachary J. Wasserman | 1,124,987 |
| Paul G. Heller | 1,349,991 |
| Andrew J. Harmening | 1,349,991 |
| Jana J. Litsey | 1,124,987 |

(4) The amounts in this column are the grant date fair values of awards of stock options determined for accounting purposes in accordance with FASB ASC Topic 718. The assumptions made in the valuation are discussed in Note 17 "Share-Based Compensation" of the Notes to Consolidated Financial Statements for the year ended December 31, 2020. The following table presents the assumptions used in the option pricing model for the 2020 option awards granted on May 1, 2020.

| | |
|---|---|
| Risk-Free Interest Rate | 0.48% |
| Expected Volatility | 39.69% |
| Expected Term | 6.5 Years |
| Expected Dividend Yield | 6.76% |

(5) The amounts in this column are annual cash incentive awards earned under the Management Incentive Plan for 2020.

(6) The amount in this column for the 2020 fiscal year represents the change in the actuarial present value of accumulated benefit from December 31, 2019 to December 31, 2020, under two defined benefit pension plans: the Retirement Plan and the Supplemental Retirement Income Plan, referred to as the SRIP. These plans were closed to new hires after December 31, 2009 and were frozen as of December 31, 2013. Benefits are based on levels of compensation and years of credited service as of December 31, 2013. The valuation method used to determine the present values, and all material assumptions applied, are discussed in Note 18 "Benefit Plans" of the Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2020. The change in present value for Mr. Steinour under each plan is detailed below. None of the other named executive officers are eligible to participate in these plans as they were employed after participation was closed to new hires. Additional detail about these plans is set forth in the discussion following the table of Pension Benefits 2020 below. There were no above-market or preferential earnings on non-qualified deferred compensation.

| | Change in Present Value Retirement Plan ($) | Change in Present Value SRIP ($) | Total Change in Present Value ($) |
|---|---|---|---|
| Stephen D. Steinour | 26,086 | 177,450 | 203,536 |

(7) All other compensation as reported in this column includes: our contributions to the Huntington 401(k) Plan, a defined contribution plan; perquisites and personal benefits valued at incremental cost to us; and premiums for group term life insurance. These amounts are detailed below.

| | Amounts Contributed to 401(k) Plan ($) | Perquisites and Personal Benefits ($) | Group Term Life Insurance ($) | Total All Other Compensation ($) |
|---|---|---|---|---|
| Stephen D. Steinour | 10,000 | 426,205 | 445 | 436,651 |
| Zachary J. Wasserman | 10,000 | 59,142 | 445 | 69,587 |
| Paul G. Heller | 10,000 | 0 | 445 | 10,445 |
| Andrew J. Harmening | 10,000 | 0 | 445 | 10,445 |
| Jana J. Litsey | 10,000 | 0 | 445 | 10,445 |

In the ordinary course of business, Huntington maintains a number of automobiles and has access to a corporate aircraft as needed to provide efficient and secure business transportation for senior management. When it is not otherwise needed for business travel, a corporate aircraft may be available to the chief executive officer for personal usage for reasons of security, personal safety, and efficiency. The COVID-19 pandemic heightened personal health and safety concerns contributing to an increased use of the corporate plane by certain executive officers for personal reasons. The amount reported for use of the corporate plane reflects the aggregate incremental cost to Huntington for personal use of the plane during 2020. The incremental amount was $419,080 based on an hourly rate consisting of variable charges for crew, landing and parking, fuel and oil, radio maintenance and repairs, supplies and outside services. For efficiency and security Mr. Steinour is also permitted personal use of the automobiles, driven by Huntington security personnel, including for commuting, which permits him to work while traveling. The incremental cost of this usage to Huntington for 2020 was based on a rate per mile for fuel and maintenance and overtime costs for the drivers. Other perquisites and personal benefits for Mr. Steinour consisted of security monitoring of his personal residence. Perquisites and personal benefits for Mr. Wasserman consisted of relocation expenses totaling $49,822 and personal use of the corporate aircraft.

(8) This column shows the total of all compensation for the fiscal year as reported in the other columns of this table.

# Grants of Plan-Based Awards 2020

The table below sets forth potential opportunities for annual cash incentive awards under the Management Incentive Plan and awards of RSUs, PSUs and stock options for 2020.

| | | | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Date of Board or Committee Action | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | All Other Stock Awards: Number of Shares of Stock or Units (#)[3] | All Other Option Awards: Number of Securities Underlying Options (#)[4] | Exercise or Base Price of Option Awards ($/Sh)[5] | Grant Date Fair Value of Stock and Option Awards ($)[6] |
| **Stephen D. Steinour** | | | | | | | | | | | | |
| Annual Incentive | | | 962,500 | 1,925,000 | 3,850,000 | | | | | | | |
| PSUs | 5/1/2020 | 4/21/2020 | | | | 144,399 | 288,798 | 519,836 | | | | 2,474,999 |
| Options | 5/1/2020 | 4/21/2020 | | | | | | | | 760,135 | 8.57 | 1,125,000 |
| RSUs | 5/1/2020 | 4/21/2020 | | | | | | | 105,017 | | | 899,996 |
| **Zachary J. Wasserman** | | | | | | | | | | | | |
| Annual Incentive | | | 312,500 | 625,000 | 1,250,000 | | | | | | | |
| PSUs | 5/1/2020 | 4/21/2020 | | | | 36,464 | 72,928 | 131,270 | | | | 624,993 |
| Options | 5/1/2020 | 4/21/2020 | | | | | | | | 211,148 | 8.57 | 312,499 |
| RSUs | 5/1/2020 | 4/21/2020 | | | | | | | 36,464 | | | 312,496 |
| **Paul G. Heller** | | | | | | | | | | | | |
| Annual Incentive | | | 359,375 | 718,750 | 1,437,500 | | | | | | | |
| PSUs | 5/1/2020 | 4/21/2020 | | | | 43,757 | 87,514 | 157,525 | | | | 749,995 |
| Options | 5/1/2020 | 4/21/2020 | | | | | | | | 253,378 | 8.57 | 374,999 |
| RSUs | 5/1/2020 | 4/21/2020 | | | | | | | 43,757 | | | 374,997 |
| **Andrew J. Harmening** | | | | | | | | | | | | |
| Annual Incentive | | | 359,375 | 718,750 | 1,437,500 | | | | | | | |
| PSUs | 5/1/2020 | 4/21/2020 | | | | 43,757 | 87,514 | 157,525 | | | | 749,995 |
| Options | 5/1/2020 | 4/21/2020 | | | | | | | | 253,378 | 8.57 | 374,999 |
| RSUs | 5/1/2020 | 4/21/2020 | | | | | | | 43,757 | | | 374,997 |
| **Jana J. Litsey** | | | | | | | | | | | | |
| Annual Incentive | | | 312,500 | 625,000 | 1,250,000 | | | | | | | |
| PSUs | 5/1/2020 | 4/21/2020 | | | | 36,464 | 72,928 | 131,270 | | | | 624,993 |
| Options | 5/1/2020 | 4/21/2020 | | | | | | | | 211,148 | 8.57 | 312,499 |
| RSUs | 5/1/2020 | 4/21/2020 | | | | | | | 36,464 | | | 312,496 |

(1) Each of the named executive officers participated in the 2020 cycle of the Management Incentive Plan, our annual incentive plan. The award opportunities presented in the table are based on percentages of salary and threshold, target and maximum levels of corporate performance. Awards are subject to adjustment for individual and business unit performance. Actual awards earned for 2020 are reported in the Summary Compensation Table under the column headed “Non-Equity Incentive Compensation”.

(2) Each of the named executive officers is a participant in the PSU award cycle commencing in 2020. These columns reflect the potential number of PSUs to be vested upon satisfaction of the applicable performance conditions as of December 31, 2022, at threshold, target and maximum performance.

(3) The Compensation Committee awarded RSUs to each of the named executive officers. These RSU awards vest over a period of four years, with 50% of the award vesting on the three-year anniversary of the date of grant and 50% of the award vesting on the four-year anniversary of the date of grant.

(4) The Compensation Committee awarded stock options to each of the named executive officers. These stock options vest in four equal annual increments beginning one year from the date of grant.

(5) Each stock option reported has a per share exercise price equal to the closing price of a share of Huntington common stock on the grant date, as reported on the Nasdaq Stock Market.

(6) The amounts in this column are the grant date fair values, for accounting purposes, of the awards of PSUs (at target), RSUs and stock options determined in accordance with FASB ASC Topic 718.

# Outstanding Equity Awards at Fiscal Year-End 2020

The following table sets forth details about the unexercised stock options and unvested awards of RSUs and PSUs held by the named executive officers as of December 31, 2020.

| | | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Number of Securities Underlying Unexercised Options(#) Exercisable[1] | Number of Securities Underlying Unexercised Options(#) Unexercisable[1] | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#)[2] | Market Value of Shares or Units of Stock That Have Not Vested ($)[3] | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have not Yet Vested(#)[4] | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have not Vested ($)[4] |
| Stephen D. Steinour | 5/1/2014 | 311,097 | | 9.0800 | 5/1/2021 | | | | |
| | 5/1/2015 | 277,237 | | 10.8900 | 5/1/2025 | | | | |
| | 5/1/2016 | 335,253 | | 10.0600 | 5/1/2026 | | | | |
| | 5/1/2017 | 200,177 | 66,726 | 13.0900 | 5/1/2027 | 77,618 | 980,311 | | |
| | 2/28/2018 | | | | | 8,466 | 106,929 | | |
| | 5/1/2018 | 242,248 | 242,248 | 14.8100 | 5/1/2028 | 76,355 | 964,367 | 209,980 | 2,652,043 |
| | 2/28/2019 | | | | | 19,074 | 240,899 | | |
| | 5/1/2019 | 147,251 | 441,754 | 13.7700 | 5/1/2029 | 71,099 | 897,974 | 195,522 | 2,469,439 |
| | 5/1/2020 | | 760,135 | 8.5700 | 5/1/2030 | 108,593 | 1,371,527 | 298,631 | 3,771,714 |
| Zachary J. Wasserman | 11/4/2019 | | | | | 83,378 | 1,053,065 | | |
| | 5/1/2020 | | 211,148 | 8.5700 | 5/1/2030 | 37,706 | 476,221 | 75,411 | 952,443 |
| Paul G. Heller | 5/1/2014 | 11,013 | | 9.0800 | 5/1/2021 | | | | |
| | 5/1/2015 | 64,202 | | 10.8900 | 5/1/2025 | | | | |
| | 5/1/2016 | 82,949 | | 10.0600 | 5/1/2026 | | | | |
| | 5/1/2017 | 56,049 | 18,684 | 13.0900 | 5/1/2027 | 21,733 | 274,493 | | |
| | 2/28/2018 | | | | | 3,861 | 48,766 | | |
| | 5/1/2018 | 67,829 | 67,829 | 14.8100 | 5/1/2028 | 26,724 | 337,524 | 53,449 | 675,061 |
| | 2/28/2019 | | | | | 8,901 | 112,417 | | |
| | 5/1/2019 | 44,175 | 132,526 | 13.7700 | 5/1/2029 | 26,661 | 336,732 | 53,324 | 673,477 |
| | 5/1/2020 | | 253,378 | 8.5700 | 5/1/2030 | 45,247 | 571,468 | 90,494 | 1,142,937 |
| Andrew J. Harmening | 5/1/2017 | 30,026 | 10,009 | 13.0900 | 5/1/2027 | 11,643 | 147,050 | | |
| | 2/28/2018 | | | | | 2,903 | 36,665 | | |
| | 5/1/2018 | 58,139 | 58,140 | 14.8100 | 5/1/2028 | 22,906 | 289,306 | 45,814 | 578,626 |
| | 2/28/2019 | | | | | 5,321 | 67,206 | | |
| | 5/1/2019 | 41,230 | 123,691 | 13.7700 | 5/1/2029 | 24,884 | 314,282 | 49,769 | 628,578 |
| | 5/1/2020 | | 253,378 | 8.5700 | 5/1/2030 | 45,247 | 571,468 | 90,494 | 1,142,937 |
| Jana J. LItsey | 2/28/2018 | | | | | 2,540 | 32,074 | | |
| | 5/1/2018 | 43,604 | 43,605 | 14.8100 | 5/1/2028 | 17,180 | 216,979 | 34,359 | 433,959 |
| | 2/28/2019 | | | | | 7,630 | 96,365 | | |
| | 5/1/2019 | 35,340 | 106,021 | 13.7700 | 5/1/2029 | 21,329 | 269,383 | 42,659 | 538,779 |
| | 5/1/2020 | | 211,148 | 8.5700 | 5/1/2030 | 37,706 | 476,221 | 75,411 | 952,443 |

(1) Awards of stock options become exercisable in four equal annual increments from the date of grant and are fully vested on the fourth anniversary.

(2) The awards of RSUs granted on May 1 each year vest over a period of four years, with 50% of the award vesting on the three-year anniversary of the date of grant and 50% of the award vesting on the fourth anniversary of the date of grant. Each other award of RSUs reflected in this column, other than with respect to Mr. Wasserman, was granted in partial payment of annual incentive earned under the MIP and vests in three equal increments over a period of three years commencing on the first anniversary of the date of grant. Awards reflect the impact of dividend reinvestment.

(3) The market value of the awards of RSUs that have not yet vested was determined by multiplying the closing price of a share of Huntington common stock on December 31, 2020 ($12.63) by the number of units.

(4) The PSUs reported in these columns will vest subject to achievement of the applicable performance goals as of the end of a three-year performance period. Each PSU is equal to one share of common stock. The number of PSUs and the market value reported were determined on the basis of achieving target performance goals. The market value of the PSUs was determined by multiplying the closing price of a share of Huntington common stock on December 31, 2020 ($12.63) by the number of units. The PSUs granted on May 1, 2018 vested on December 31, 2020; awards will be released effective May 1, 2021 after final award values are determined and certified by the Compensation Committee. Awards reflect the impact of dividend reinvestment.

# Option Exercises and Stock Vested 2020

The table below sets forth the number of shares that were acquired upon the exercise of options and the vesting of RSUs in 2020. Also included are shares acquired from the vesting of PSU awards for the cycle that ended December 31, 2019. These shares were released on April 21, 2020. Not reflected are shares to be received for the three-year PSU performance cycle that ended on December 31, 2020; the Compensation Committee expects to certify the results and determine the final award values effective May 1, 2021.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[1] |
| Stephen D. Steinour | 558,552 | 3,309,204 | 357,511 | 4,540,225 |
| Zachary J. Wasserman | — | — | 19,811 | 365,411 |
| Paul G. Heller | — | — | 93,450 | 1,314,922 |
| Andrew J. Harmening | — | — | 42,159 | 537,556 |
| Jana J. Litsey | — | — | 13,101 | 166,921 |

(1) The value realized upon exercise of options reflects the difference between the market value of the shares on the exercise date and the exercise price of the options. The value realized upon vesting of stock awards (RSUs and PSUs) was determined by multiplying the number of shares by the market value on the vesting date. Mr. Steinour deferred 155,156 shares and Ms. Litsey deferred 8,657 shares, respectively, acquired upon vesting pursuant to the terms of the Executive Deferred Compensation Plan described below.

# Nonqualified Deferred Compensation 2020

The named executive officers were eligible to defer compensation during 2020 on a non-qualified basis under the Executive Deferred Compensation Plan, referred to as the EDCP. An additional plan providing for deferral of compensation on a non-qualified basis was frozen as of December 31, 2019: the Supplemental 401(k) Plan (formerly the Supplemental Stock Purchase and Tax Savings Plan and Trust) referred to as the Supplemental Plan. For each named executive officer, information about participation in the Supplemental Plan and the EDCP is contained in the table below.

| Name | Executive Contributions in Last Fiscal Year ($) | Registrant Contributions in Last Fiscal Year ($) | Aggregate Earnings (Loss) in Last Fiscal Year ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last Fiscal Year End ($)[1] |
|---|---|---|---|---|---|
| **Stephen D. Steinour** | | | | | |
| EDCP | 1,329,690 | — | (1,984,835) | 0 | 24,647,175 |
| Supplemental Plan | — | — | (110,124) | 0 | 1,024,229 |
| **Zachary J. Wasserman** | | | | | |
| EDCP | 31,250 | — | 5,504 | 0 | 36,755 |
| Supplemental Plan | — | — | — | — | — |
| **Paul G. Heller** | | | | | |
| EDCP | 227,500 | — | (5,233) | 0 | 112,624 |
| Supplemental Plan | — | — | 116,797 | 0 | 596,815 |
| **Andrew J. Harmening** | | | | | |
| EDCP | 375,000 | — | 22,709 | 0 | 710,199 |
| Supplemental Plan | — | — | (5,832) | 0 | 81,464 |
| **Jana J. LItsey** | | | | | |
| EDCP | 83,718 | — | 1,721 | 0 | 876,950 |
| Supplemental Plan | — | — | 6,878 | 0 | 45,162 |

(1) The year-end balances in this column reflect the impact of employer matching contributions made under the Supplemental 401(k) Plan and reported as compensation for the named executive officers for 2019 and 2020 in the Summary Compensation Table under "All Other Compensation" as follows: $68,539 for Mr. Steinour, $0 for Mr. Wasserman, $30,146 for Mr. Heller, $36,569 for Mr. Harmening, and $12,262 for Ms. Litsey.

## The Executive Deferred Compensation Plan

The EDCP provides senior officers designated by the Compensation Committee the opportunity to defer up to 90% of base salary, annual bonus compensation and certain equity awards. An election to defer can only be made on an annual basis and is generally irrevocable. Generally, contributions to this plan consist of compensation deferred by the participants. Deferrals of common stock are held as common stock until distribution. Cash amounts deferred will accrue interest, earnings, and losses based on the performance of the investment option selected by the participant and tracked by a book-keeping account. Contributions can be invested in investment options similar to those available under the 401(k) Plan.

At the time of each deferral election, a participant elects the method and timing of account distribution to be effective upon a separation of service. In addition, a participant may elect an in-service distribution. Accounts distributed upon a separation of service may be distributed in a single lump sum payment or in installments. A participant may request a hardship withdrawal prior to a separation of service. In addition, for amounts earned and vested on or before December 31, 2004, a participant may obtain an in-service withdrawal subject to a 10% penalty and suspension of future contributions for at least 12 months. Cash that is deferred is paid out in cash, except that any cash that is invested in our common stock at the time of distribution is distributed in shares. Common stock that is deferred is distributed in kind.

## The Supplemental 401(k) Plan

The purpose of the Supplemental Plan, which was frozen as of December 31, 2019, was to provide a supplemental savings program for eligible employees (as determined by the Compensation Committee) who may otherwise be limited by Internal Revenue Code limits to the Huntington 401(k) Plan, a tax qualified 401(k) plan referred to as the 401(k) Plan. Eligible individuals could elect to participate in the Supplemental Plan and designate the percentage of base pay to be contributed to the Supplemental Plan — between 1% and 75% of base pay — prior to the beginning of each Plan year. All contributions to the Supplemental Plan were made on a pretax basis. We then matched contributions up to 100% on the first 4% of base compensation over the 401(k) Plan eligible compensation. Under the Supplemental Plan, employee contributions could be invested in any of the available investment alternatives similar to the 401(k) Plan. Our matching contributions were invested in Huntington common stock but could be diversified at any time. A participant cannot receive a distribution of any part of their Supplemental Plan account until his or her employment terminates. Once employment terminates, shares of common stock in a participant's account are to be distributed to the participant in-kind. Distributions from the Supplemental Plan are subject to federal and state income tax withholding.

The table below sets forth the rate of return for the one-year period ending December 31, 2020 for each of the investment options under the Supplemental Plan and the EDCP.

| | | | |
|---|---|---|---|
| AF EUROPAC GROWTH R6 | 25.27% | VANG INST TR 2020 | 12.09% |
| FID EXTD MKT IDX | 32.16% | VANG INST TR 2025 | 13.34% |
| FID US BOND IDX | 7.80% | VANG INST TR 2030 | 14.10% |
| FID 500 INDEX | 18.40% | VANG INST TR 2035 | 14.80% |
| FID TOTAL INTL IDX | 11.07% | VANG INST TR 2040 | 15.44% |
| HUNTINGTON STOCK | (11.12)% | VANG INST TR 2045 | 16.17% |
| PGIM TOTAL RTN BD R6 | 8.10% | VANG INST TR 2050 | 16.33% |
| PIM LOW DUR INST | 3.41% | VANG INST TR 2055 | 16.36% |
| TRP INST SM CAP STK | 25.00% | VANG INST TR 2060 | 16.40% |
| VANG EQUITY INC ADM | 3.13% | VANG INST TR 2065 | 16.18% |
| VANG INFL PROT INST | 11.05% | VANG INST TR INCOME | 10.18% |
| VANG GROWTH IDX ADM | 40.19% | VANG TREASURY MM | 0.47% |
| VANG INST TR 2015 | 10.42% | VANG WELLINGTON ADM | 10.68% |

# Pension Benefits 2020

Huntington's Retirement Plan and Supplemental Retirement Income Plan, the SRIP, were frozen as of December 31, 2013. Only employees hired before January 1, 2010, are eligible to participate in these plans, as frozen. Mr. Steinour is the only named executive officer participating in these plans. The table below presents information for the named executive officers under the Retirement Plan and the SRIP.

| Name | Plan Name | Number of Years of Credited Service (#)[1] | Present Value of Accumulated Benefit ($)[2] | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|
| **Stephen D. Steinour** | | | | |
| | Retirement Plan | 5.0000 | 181,955 | 0 |
| | SRIP | 5.0000 | 1,320,727 | 0 |
| **Zachary J. Wasserman** | | | | |
| | Retirement Plan | N/A | N/A | N/A |
| | SRIP | N/A | N/A | N/A |
| **Paul G. Heller** | | | | |
| | Retirement Plan | N/A | N/A | N/A |
| | SRIP | N/A | N/A | N/A |
| **Andrew J. Harmening** | | | | |
| | Retirement Plan | N/A | N/A | N/A |
| | SRIP | N/A | N/A | N/A |
| **Jana J. Litsey** | | | | |
| | Retirement Plan | N/A | N/A | N/A |
| | SRIP | N/A | N/A | N/A |
| | | | | |
| | Retirement Plan | N/A | N/A | N/A |
| | SRIP | N/A | N/A | N/A |

(1) Years of credited service reported in the table are the final years of credited service, frozen as of December 31, 2013.

(2) This column reflects the actuarial present value of the executive officer's accumulated benefit under the Retirement Plan and the SRIP as of December 31, 2020. The valuation method used to determine the benefit figures shown, and all material assumptions applied, are discussed in Note 18 "Benefit Plans" of the Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2020.

The NEOs other than Mr. Steinour were hired after January 1, 2010 and are not eligible to participate in the Retirement Plan. Eligibility for participation in the SRIP is limited to employees eligible to participate in the Retirement Plan who (a) have been nominated by the Compensation Committee; and (b) earn compensation in excess of the limitation imposed by Internal Revenue Code Section 401(a)(17) or whose benefit exceeds the limitation of Code Section 415(b).

Benefits under both the Retirement Plan and the SRIP are based on levels of compensation and years of credited service. Benefits under the SRIP, however, are not limited by Code Sections 401(a)(17) and 415(b). Code Section 401(a)(17) limits the annual amount of compensation that may be taken into account when calculating benefits under the Retirement Plan. For 2020, this limit was $285,000. Code Section 415 limits the annual benefit amount that a participant may receive under the Retirement Plan. For 2020, this amount was $230,000.

The benefit formula under the Retirement Plan was previously revised for benefits earned beginning on January 1, 2010. While the change did not affect the benefit earned under the Retirement Plan through December 31, 2009, there was a reduction in future benefits. The benefit earned in the Retirement Plan prior to January 1, 2010 is based on compensation earned in the five consecutive highest years of service. For service on and after January 1, 2010 and through December 31, 2013, the benefit earned in the Retirement Plan is based on compensation earned each year. For executives who are eligible for retirement or early retirement, the benefit earned in the SRIP is based on compensation earned in the five consecutive highest years of service and the Retirement Plan formula in effect on December 31, 2009. For executives who are not eligible for retirement or early retirement, the accrued benefit under the SRIP is based on the Retirement Plan formula in effect on and after January 1, 2010. Compensation consists of base salary and 50% of overtime, bonuses, incentives and commissions paid pursuant to plans with a measurement period of one year or less. Bonuses are taken into account in the year paid rather than earned. A participant who is at least 55 years of age with at least 10 years of service may retire and receive an early retirement benefit, reduced to reflect the fact that he or she will be receiving payments over a longer period of time. Mr. Steinour is eligible for early retirement under the Retirement Plan and the SRIP.

The years of credited service have been capped for participants to the actual years of service with us through December 31, 2013, the date the plans were frozen. The maximum years of credited service recognized by the Retirement Plan and the SRIP is 40.

Benefit figures shown are computed on the assumption that participants retire at age 65, the normal retirement age specified in the plans. The normal form of benefit under the Retirement Plan is a life annuity. The Retirement Plan offers additional forms of distribution that are actuarially equivalent to the life annuity. Benefits with a present value greater than the applicable dollar limit under Code Section 402(g) ($19,500 for 2020) are paid from the SRIP in the form of a life annuity. The SRIP also offers additional forms of distribution that are actuarially equivalent to the life annuity. Benefits with a present value equal to or less than the applicable dollar limit under Code Section 402(g) are paid in the form of a lump sum distribution.

# Payments upon Termination of Employment or Change in Control

Each of our named executive officers has a change in control agreement with us referred to as an Executive Agreement. The purposes of these agreements are to encourage retention of our key executives and to provide protection from termination related to a change in control of our company. These agreements do not include a “golden parachute” excise tax gross-up provision or a right to terminate employment as a result of a change-in control. In addition, these agreements contain restrictions relating to the disclosure of confidential information and competing with Huntington (three-year non-competition for the chief executive officer, and one-year non-competition for the other named executive officers, post termination).

Huntington has an employment agreement with Mr. Steinour pursuant to which Mr. Steinour will continue to serve as Huntington’s president and chief executive officer through December 31, 2022. The agreement was entered into as of December 1, 2012, for an initial term that ended on December 31, 2016, subject to three-year renewal periods upon expiration of the initial term and each renewal term, unless either party gives timely notice of nonrenewal. Mr. Steinour’s employment agreement provides for certain payments to him upon termination in certain situations other than a change in control.

In addition, each of the named executive officers has outstanding RSU awards and PSU awards which may be subject to accelerated vesting upon involuntary termination (not for cause), death, or disability.

# Executive Agreements

Under the Executive Agreements, change in control generally includes:

- the acquisition by any person of beneficial ownership of 25% or more of our outstanding voting securities;
- a change in the composition of the board of directors if a majority of the new directors were not appointed or nominated by the directors currently sitting on the board of directors or their subsequent nominees;
- a merger involving our company where our shareholders immediately prior to the merger own less than 51% of the combined voting power of the surviving entity immediately after the merger;
- the dissolution of our company; and
- a disposition of assets, reorganization, or other corporate event involving our company which would have the same effect as any of the above-described events.

Under each Executive Agreement, we, or our successor, will provide severance benefits to the executive officer if his employment is terminated (other than on account of the officer's death or disability or for cause):

- by us, at any time within 24 months after a change in control;
- by us, at any time prior to a change in control but after commencement of any discussions with a third party relating to a possible change in control involving such third party if the executive officer's termination is in contemplation of such possible change in control and such change in control is actually consummated within 12 months after the date of such executive officer's termination;
- by the executive officer voluntarily with good reason at any time within 24 months after a change in control of our company; and
- by the executive officer voluntarily with good reason at any time after commencement of change in control discussions if such change in control is actually consummated within 12 months after the date of such officer's termination.

Good reason generally means the assignment to the executive officer of duties which are materially different from such duties prior to the change in control, a reduction in such officer's salary or benefits, or a demand to relocate to an unacceptable location, made by us or our successor either after a change in control or after the commencement of change in control discussions if such change or reduction is made in contemplation of a change in control and such change in control is actually consummated within 12 months after such change or reduction. An executive officer's determination of good reason will be conclusive and binding upon the parties if made in good faith.

In addition to any accrued salary and annual cash incentive payable as of termination, severance payments and benefits under the Executive Agreements consist of:

- a lump-sum cash payment equal to three times annual base salary for the chief executive officer and two and one-half times annual base salary for each of the other named executive officers;
- a lump-sum cash payment equal to three times for the chief executive officer, and two and one-half times for the other named executive officers, of the greater of the executive's target annual incentive award for the calendar year during which the change in control occurs or the immediately preceding calendar year, provided the executive was a participant in the Management Incentive Plan during the calendar year, or the immediately preceding calendar year;
- a pro-rata annual incentive award paid upon a change in control under the Management Incentive Plan based on either the actual level of year-to-date performance, or the target award as a percent of base salary for the plan year preceding the change in control, whichever is greater, in accordance with the terms of the Management Incentive Plan;
- 36 months of continued insurance benefits for the chief executive officer, and 30 months for the other named executive officers;
- fees for outplacement services for the executive up to a maximum amount equal to 15% of the executive's annual base salary plus reimbursement for job search travel expenses up to $5,000;

- stock options, restricted stock, RSU, and PSU awards under our stock and incentive plans become vested according to the terms of the plans; and
- other benefits to which the executive was otherwise entitled including perquisites, benefits, and service credit for benefits.

The Executive Agreements also provide for 36 months of additional service credited for purposes of retirement benefits for the chief executive officer and 30 months for the other named executive officers. Because the Retirement Plan and the SRIP were frozen as of December 31, 2013, this provision will not operate to increase accrued benefits under these plans. Additional service and compensation earned after the freeze date are not included in the calculation of benefits under the Executive Agreements. The additional service period will count for purposes of determining vesting or entitlement to early retirement benefits under these plans. The chief executive officer is the only NEO participating in the Retirement Plan and the SRIP.

The Executive Agreements have a best-net-benefit clause which replaced the excise tax gross-ups. If an executive triggers the excise tax, the individual will either be "cut-back" to an amount that is $1 less than such amount that would cause the excise tax, or the executive will have the opportunity to pay the excise tax himself, depending on the result that provides the better after-tax result.

For a period of five years after any termination of the executive officer's employment, we will provide the executive officer with coverage under a standard directors' and officers' liability insurance policy at our expense, and will indemnify, hold harmless, and defend the officer to the fullest extent permitted under Maryland law against all expenses and liabilities reasonably incurred by the officer in connection with or arising out of any action, suit, or proceeding in which he may be involved by reason of having been a director or officer of our company or any subsidiary.

In the event an executive officer is required to enforce any of the rights granted under his Executive Agreement, we, or our successor, will pay the cost of counsel (legal and accounting). In addition, the executive officer is entitled to prejudgment interest on any amounts found to be due in connection with any action taken to enforce such officer's rights under the Executive Agreement.

As a condition to receiving the payments and benefits under the Executive Agreements, the executive officer will be required to execute a release. Severance benefits payable in a lump sum will be paid not later than 45 business days following the date the executive's employment terminates, subject to applicable laws and regulations.

The Executive Agreements are extended annually and are subject to an extension for 24 months upon a change in control. An Executive Agreement will terminate if the executive officer's employment terminates under circumstances that do not trigger benefits under the agreement. We may elect not to renew an agreement upon 30 days prior written notice.

The estimated payments and benefits that would be paid in the event each named executive officer terminated employment on December 31, 2020 and became entitled to benefits under his or her Executive Agreement are set forth below. For purposes of quantifying these benefits, we assumed that a change in control occurred on December 31, 2020 and that the executive officer's employment was terminated on that date without cause. The closing price of a share of our common stock on December 31, 2020, the last business day of the year, was $12.63.

| Name | Cash Severance[1] | Pro-Rata Bonus Value[2] | Total Out-placement Value[3] | Total Welfare Value[4] | Additional Retirement Value[5] | Performance Contingent Equity Value[6] | Time-Based Equity Accel. Value[7] | Scale Back Amount, if Applicable[8] | Final Benefit[9] |
|---|---|---|---|---|---|---|---|---|---|
| Steinour | 9,075,000 | 1,925,000 | 170,000 | 56,220 | 0 | 12,445,898 | 7,648,156 | 0 | 31,320,274 |
| Wasserman | 3,125,000 | 725,000 | 98,750 | 48,779 | 0 | 1,202,935 | 2,386,547 | 0 | 7,587,011 |
| Heller | 3,359,375 | 750,000 | 98,750 | 56,795 | 0 | 3,466,337 | 2,710,114 | 0 | 10,441,371 |
| Harmening | 3,359,375 | 750,000 | 98,750 | 56,473 | 0 | 3,254,335 | 2,454,692 | 0 | 9,973,625 |
| Litsey | 3,125,000 | 625,000 | 98,750 | 46,850 | 0 | 2,662,042 | 1,948,284 | 0 | 8,505,926 |

(1) Multiple of base salary and target annual incentive, payable in a lump sum.

(2) Reflects bonuses as payable under the terms of the Management Incentive Plan for a change-in-control.

(3) Reflects 15% of base salary plus $5,000 for job search travel.

(4) Reflects 36 and 30-months of benefits for the CEO and other named executive officers, respectively.

(5) Value of additional 36 months of credited service under the SRIP for the CEO. Mr. Steinour is the only named executive officer participating in that plan. He has ten years of vesting / eligibility service and has attained early retirement eligibility as of December 31, 2020. As a result, there is no additional benefit to him as a result of the change-in-control.

(6) For performance share units (PSUs), prorated values of the 2018 awards, and full values of the 2019 and 2020 awards based on the estimated performance as of December 31, 2020; includes dividend equivalents.

(7) In-the-money value of time-based unvested stock options and RSUs; includes dividend equivalents.

(8) Messrs. Steinour and Heller would not be subject to excise taxes if terminated following a change-in-control of Huntington on December 31, 2020; Messrs. Wasserman and Harmening and Ms. Litsey would be in a better after-tax position when paying the excise tax liability themselves.

(9) The total benefit to the executive under a change-in-control of the company and termination of employment.

# Mr. Steinour's Employment Agreement

Mr. Steinour's employment agreement provides for certain payments upon a termination of his employment without "cause" or for "good reason" (each as defined in the agreement). The potential payments under these agreements are described and quantified below.

Upon termination without "cause" or for "good reason", Mr. Steinour is entitled to payment of the following amounts:

- accrued amounts consisting of unpaid base salary through termination, earned but unpaid annual incentive payments for the prior period, accrued and unused paid time off, and incurred but unreimbursed business expenses;
- a pro-rata incentive payment in respect of the fiscal year of the company in which the date of termination occurs, with such amount to equal the amount determined by the Compensation Committee based on the company's actual performance for the fiscal year in which the date of termination occurs and otherwise on a basis no less favorable than annual incentive award determinations are made by the Compensation Committee for the company's executive officers; and
- a severance payment equal to two times the sum of (x) his annual base salary and (y) the higher of the target incentive payment for the year of termination or the incentive payment paid or payable with respect to the prior fiscal year; and

Mr. Steinour would also be entitled to payment and provision of any other amounts or benefits to which he was otherwise entitled.

If Mr. Steinour had terminated employment with us without "cause" or for "good reason" as of December 31, 2020, he would have been entitled to, in addition to accrued amounts and benefits, a pro rata annual incentive payment equal to $1,830,000 and a severance payment equal to $6,050,000.

If Mr. Steinour had terminated employment as of December 31, 2020, due to death or disability, he or his estate would have been entitled to a pro rata annual incentive payment for the year of termination (based on the company's actual performance for the fiscal year in which the date of termination occurs and otherwise on a basis no less favorable than annual incentive award determinations are made by the Compensation Committee for the company's executive officers) equal to $1,830,000 and accrued obligations and benefits.

If Mr. Steinour had terminated employment as of December 31, 2020 without "good reason" and due to his retirement, he would have been entitled to a pro rata annual incentive payment for the year of termination equal to $1,830,000.

Severance benefits and payments are subject to execution and non-revocation of a release of claims.

# RSUs and PSUs — Potential Accelerated Vesting

Each of the named executive officers has outstanding RSU awards and PSU awards which are subject to full or partial accelerated vesting upon involuntary termination (not for cause), death, or disability. The table below sets forth the value of the shares and accumulated dividends that would have been payable under outstanding grants of RSUs and PSUs to the respective officers upon involuntary termination (not for cause), death or disability as of December 31, 2020.

| Name | Award Type[1] | For Cause[2] | Involuntary Termination (Not for Cause) ($)[3] | Death ($)[4] | Disability ($)[5] |
|---|---|---|---|---|---|
| Stephen D. Steinour | RSU | — | 4,562,008 | 4,562,008 | 4,562,008 |
| | PSU | — | 8,893,196 | 8,893,196 | 8,893,196 |
| Zachary J. Wasserman | RSU | — | 182,655 | 1,529,286 | 1,105,984 |
| | PSU | — | 317,493 | 952,443 | 317,493 |
| Paul G. Heller | RSU | — | 584,542 | 1,681,400 | 1,008,177 |
| | PSU | — | 1,505,042 | 2,491,475 | 1,505,042 |
| Andrew J. Harmening | RSU | — | 441,027 | 1,425,977 | 530,322 |
| | PSU | — | 1,378,674 | 2,350,141 | 1,378,674 |
| Jana J. Litsey | RSU | — | 298,813 | 1,091,023 | 352,635 |
| | PSU | — | 1,110,649 | 1,925,181 | 1,110,649 |

(1) In the event accelerated vesting applies to a prorated award rather than the full award, the proration is based on the number of months from the grant date to the month of termination. The PSUs are prorated at target and adjusted to reflect the lesser of target or the most recent performance result reported to the Compensation Committee. Dividends are reinvested and accumulated as additional award shares.

(2) There is full forfeiture of any unvested awards in the event of termination for cause.

(3) Involuntary termination (not for cause) results in accelerated vesting of a prorated number of shares unless the executive meets the “normal retirement” provisions which result in continued vesting post-termination.

(4) Termination in the event of death results in acceleration in full for all awards.

(5) Termination due to disability results in accelerated vesting of a prorated number of shares for all awards.

# Pay Ratio Disclosure

We are providing this disclosure pursuant to a rule adopted by the SEC implementing a mandate of the Dodd-Frank Act. The rule requires disclosure of the median annual total compensation of all employees, excluding the CEO, the annual total compensation of the CEO, and the ratio of these amounts. For purposes of this disclosure, annual total compensation for both the median employee and the CEO is determined in accordance with the definition of annual total compensation as disclosed in the Summary Compensation Table.

In accordance with the rule, we determined a new median employee for 2020, after using the same median employee for 2017, 2018 and 2019. The median employee for 2020 was determined from among the company's employees (excluding the CEO) using a consistently applied compensation measure. The consistently applied compensation measure was 2020 W-2 Box 1 data as reflected in the company's payroll records for each colleague (full-time, part-time, seasonal or temporary, and on long-term leave, but excluding the CEO) employed as of December 31, 2020. The median employee serves in a bank branch position responsible for retaining and growing consumer and business customer relationships.

The median employee's annual total compensation for 2020 was determined for purposes of this disclosure. This ratio is a reasonable estimate calculated in a manner consistent with SEC Regulation S-K Item 402(u).

| | |
|---|---|
| Median Employee Annual Total Compensation | $ 60,841 |
| CEO Annual Total Compensation | $8,007,682 |
| Ratio | 132:1 |

# Audit Matters

Proposal 3

## Ratification of the Appointment of Independent Registered Public Accounting Firm

Following assessment of the qualifications, performance and independence of PricewaterhouseCoopers LLP, our current auditors, the Audit Committee has again selected PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm for 2021. We are asking shareholders to ratify the appointment of PricewaterhouseCoopers LLP because we value our shareholders' views on the company's independent registered public accounting firm selection and as a matter of good corporate governance.

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm. The Audit Committee regularly evaluates the qualifications, performance, and independence of the independent registered public accounting firm, and whether the independent registered public accounting firm should be rotated. PricewaterhouseCoopers LLP has served as our independent registered public accounting firm since 2015. The Audit Committee and the board of directors believe that the continued retention of PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm is in the best interests of the company and its investors. The Audit Committee will reconsider the appointment of PricewaterhouseCoopers LLP if its selection is not ratified by the shareholders.

Unless otherwise directed, the shares represented by a property submitted proxy will be voted FOR ratification of the appointment of PricewaterhouseCoopers LLP.

✓ The board of directors recommends a vote **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP.

Representatives of PricewaterhouseCoopers LLP regularly attend meetings of the Audit Committee and will be present at the 2021 annual meeting. These representatives will have an opportunity at the annual meeting to make a statement if they desire to do so and also will be available to respond to appropriate shareholder questions.

# Audit Fees, Audit-Related Fees, Tax Fees, and All Other Fees

The table below reflects the aggregate fees and out of pocket expenses billed by PricewaterhouseCoopers LLP for services rendered for us for 2019 and 2020.

| | Year ended | |
|---|---|---|
| **Fees Billed by PricewaterhouseCoopers LLP** | **December 31, 2020** | **December 31, 2019** |
| Audit Fees[(1)] | $7,411,313 | $6,298,448 |
| Audit-Related Fees[(2)] | 446,000 | 1,458,555 |
| Tax Fees[(3)] | 1,230,604 | 1,145,750 |
| All Other Fees[(4)] | 621,393 | 173,330 |
| Total | $9,709,310 | $9,076,083 |

(1) Audit fees are fees for professional services rendered for the integrated audits of our annual consolidated financial statements, including the audit of the effectiveness of our internal control over financial reporting, quarterly reviews of the condensed consolidated financial statements included in Form 10-Q filings, and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory/subsidiary financial statement audits, attestation reports required by statute or regulation and comfort letters and consents related to SEC filings. Increases in audit fees for 2020 primarily related to post-implementation procedures over accounting standards adopted in the period.

(2) Audit-related fees generally include fees for assurance and related services that are traditionally performed by the independent registered public accounting firm. These services include attestation and agreed-upon procedures which address accounting, reporting, and control matters that are not required by statute or regulation, pension plan audits, and service organization control examinations and pre-implementation procedures over accounting standards yet to be adopted. These services are normally provided in connection with the recurring audit engagement.

(3) The tax-related services were all in the nature of tax compliance, tax consulting, and tax planning.

(4) All other fees were generally for non-tax advisory and consulting services including those rendered in connection with compliance and governance assessments.

# Pre-Approval Policies and Procedures

The Audit Committee is responsible for the audit fee negotiations associated with the retention of the independent registered public accounting firm. The Audit Committee has a policy that it will pre-approve all audit and non-audit services provided by the independent registered public accounting firm, and will not engage the independent registered public accounting firm to perform any specific non-audit services prohibited by law or regulation. The Audit Committee has given general pre-approval for specified audit, audit-related, and tax services. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different term. The Audit Committee will annually review the services for which general pre-approval is given. The Audit Committee may revise the list of general pre-approved services from time to time, based upon subsequent determinations. Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Pre-approval fee levels for all services to be provided by the independent registered public accounting firm are established annually by the Audit Committee. Any proposed services exceeding these levels will require specific pre-approval by the Audit Committee.

The Audit Committee may delegate pre-approval authority to a member of its committee, and has currently delegated pre-approval authority to its chair. The decisions of the chair or other member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting. All of the services covered by the fees disclosed above were pre-approved by the Audit Committee or its chair. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent registered public accounting firm to management. The Audit Committee has considered and determined that the services described above are compatible with maintaining the independent registered public accounting firm's independence.

# Report of the Audit Committee

The primary responsibility of the Audit Committee is to oversee the integrity of Huntington's consolidated financial statements. In carrying out its duties, the Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2020 with Huntington management and with Huntington's independent registered public accounting firm, PricewaterhouseCoopers LLP. This discussion included the selection, application, and disclosure of critical accounting policies, as well as the independent registered public accounting firm's views on fraud risks and how it demonstrates its independence and skepticism. The Audit Committee has also reviewed with PricewaterhouseCoopers LLP its judgment as to the quality, not just the acceptability, of Huntington's accounting principles and such other matters required to be discussed under auditing standards generally accepted in the United States, including the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission.

The Audit Committee has reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by the PCAOB in Rule 3526 regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers LLP its independence from Huntington. Based on this review and discussion, and a review of the services provided by PricewaterhouseCoopers LLP during 2020, the Audit Committee believes that the services provided by PricewaterhouseCoopers LLP in 2020 are compatible with, and do not impair, PricewaterhouseCoopers LLP's independence.

Based on these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in Huntington's Annual Report on Form 10-K for the year ended December 31, 2020 which was filed with the SEC on February 26, 2021.

***Submitted by the Audit Committee***
Richard W. Neu, Chair
Ann B. (Tanny) Crane
Robert S Cubbin
Gina D. France

# Ownership of Voting Stock

The table below sets forth the beneficial ownership of Huntington common stock by each of our directors, nominees for director, executive officers named in the Summary Compensation Table, and the directors and all executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. Generally, the rules attribute beneficial ownership of securities to persons who possess sole or shared voting power and / or investment power with respect to those securities, including shares which could be acquired within 60 days. Ownership reported is as of January 31, 2021. The table also sets forth additional share interests not reportable as beneficially owned.

| | Beneficial Ownership | | | |
|---|---|---|---|---|
| Name of Beneficial Owner | Shares of Common Stock Beneficially Owned[1][2][3][4] | Percent of Class | Additional Share Interests[5][6] | Total Share Interests |
| Lizabeth Ardisana | 31,802 | * | 42,791 | 74,593 |
| Alanna Y. Cotton | — | * | 19,066 | 19,066 |
| Ann B. (Tanny) Crane | 127,348 | * | 107,979 | 235,328 |
| Robert S. Cubbin | 64,020 | * | 50,174 | 114,195 |
| Steven G. Elliott | 22,933 | * | 122,239 | 145,172 |
| Gina D. France | 75,350 | * | 42,791 | 118,141 |
| Andrew J. Harmening | 199,141 | * | — | 199,141 |
| Paul G. Heller | 726,414 | * | — | 726,414 |
| J. Michael Hochschwender | 134,054 | * | 42,791 | 176,845 |
| John C. (Chris) Inglis | 7,142 | * | 42,791 | 49,933 |
| Katherine M. A. (Allie) Kline | 2,277 | * | 25,254 | 27,531 |
| Jana J. Litsey | 92,815 | * | 26,280 | 119,094 |
| Richard W. Neu | 268,822 | * | 129,370 | 398,191 |
| Kenneth J. Phelan | — | * | 24,375 | 24,375 |
| David L. Porteous | 711,885 | * | 124,610 | 836,495 |
| Stephen D. Steinour[7] | 5,936,518 | * | 1,908,705 | 7,845,224 |
| Zachary J. Wasserman | 20,311 | * | — | 20,311 |
| Directors and All Executive Officers as a Group (24 in the group) | 10,603,066 | 1.04% | 3,526,180 | 14,129,246 |

* *Indicates less than 1% of outstanding shares.*

(1) This column consists of shares for which the directors and executives, directly or indirectly, have the power to vote or to dispose, or to direct the voting or disposition thereof, and also includes shares for which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise noted, none of the named individuals shares with another person either voting or investment power as to the shares reported. None of the shares reported are pledged as security.

(2) Figures for the executive officers include the number of shares of common stock which could have been acquired within 60 days of January 31, 2021, by the exercise of stock options and the vesting of time-based RSUs awarded under our employee and director equity plans as set forth below.

| | RSUs | Options |
|---|---|---|
| Andrew J. Harmening | 5,630 | 129,395 |
| Paul G. Heller | 8,411 | 326,217 |
| Jana J. Litsey | 6,430 | 78,944 |
| Stephen D. Steinour | 18,218 | 1,513,263 |
| Zachary J. Wasserman | 0 | 0 |
| Directors and Executive Officers as a Group (24 in the group) | 81,710 | 2,874,185 |

(3) Figures include 55,260 shares, 70,000 shares, 10,136 shares, and 2,795,466 shares, owned by the immediate family members or family trusts of Mr. Cubbin, Mr. Neu, Mr. Porteous, and Mr. Steinour, respectively; 2,326 shares held jointly by Ms. Crane and her spouse; 7,142 shares owned jointly by Mr. Inglis and his spouse; and 392,031 shares owned jointly by Mr. Porteous and his spouse.

(4) Figures include the following shares of common stock held as of January 31, 2021, in Huntington's deferred compensation plans for directors, including a legacy FirstMerit Corporation plan: 112,072 shares for Ms. Crane, 8,760 shares for Mr. Cubbin, 22,933 shares for Mr. Elliott, 30,608 shares for Ms. France, 65,012 shares for Mr. Hochschwender, 2,277 shares for Ms. Kline, 153,822 shares for Mr. Neu, and 124,858 shares for Mr. Porteous. Figures also include the following shares of common stock held as of January 31, 2021, in Huntington's deferred compensation plans for employees, which include the 401(k) Plan, Supplemental 401(k) Plan and Executive Deferred Compensation Plan: 4,495 shares for Mr. Harmening, 6,548 shares for Mr. Heller, 930 shares for Ms. Litsey, 169,568 shares for Mr. Steinour and 286,019 shares for all executive officers as a group.

(5) Figures in this column for Ms. Litsey, Mr. Steinour, and all executive officers as a group are shares held in the Executive Deferred Compensation Plan, for which the executive officers have vested ownership interests but do not have the power to vote or dispose of the shares, or the right to acquire such shares within 60 days. Prior to the distribution of shares from this plan to the participants, voting for the shares allocated to the accounts of participants is directed by the company.

(6) Figures in this column for the directors consist of the vested deferred stock units granted to the directors. These deferred stock units will be settled in shares of common stock six months following separation from service.

(7) Mr. Steinour also owns 20,000 depositary shares each representing a 1/40th ownership interest in a share of Huntington's Series D Non-Cumulative Perpetual Preferred Stock. Mr. Steinour is the only director or officer to hold preferred stock.

As of December 31, 2020, we knew of no person who was the beneficial owner of more than 5% of our outstanding shares of common stock, except as follows:

| Name and Address of Beneficial Owner | Shares of Common Stock Beneficially Owned | Percent of Class |
|---|---|---|
| The Vanguard Group, Inc.[1]<br>100 Vanguard Boulevard<br>Malvern, PA 19355 | 113,297,155 | 11.08% |
| BlackRock, Inc.[2]<br>55 East 52nd Street<br>New York, NY 10055 | 83,646,254 | 8.2% |
| Boston Partners[3]<br>One Beacon Street, 30th Floor<br>Boston, MA 02108 | 57,284,205 | 5.6% |
| State Street Corporation[4]<br>State Street Financial Center<br>One Lincoln Street<br>Boston, MA 02111 | 55,058,660 | 5.39% |

(1) This information is based on an amendment to Schedule 13-G/A filed by The Vanguard Group, Inc. on February 10, 2021. The Vanguard Group, Inc. has shared voting power for 1,626,115 of the shares, sole dispositive power for 108,807,374 of the shares, and shared dispositive power for 4,489,781 of the shares. These shares were acquired and are held by The Vanguard Group, Inc. in the ordinary course of business.

(2) This information is based on an amendment to Schedule 13-G/A filed by BlackRock, Inc. on January 29, 2021. BlackRock Inc. has sole voting power for 74,832,440 of the shares and sole dispositive power for all of the shares. These shares were acquired and are held by BlackRock, Inc. in the ordinary course of business.

(3) This information is based on an amendment to Schedule 13-G/A filed by Boston Partners on February 11, 2021. Boston Partners has sole voting power for 48,288,782 of the shares, shared voting power for 63,875 of the shares, and sole dispositive power for all of the shares. These shares were acquired and are held by Boston Partners in the ordinary course of business.

(4) This information is based on a Schedule 13-G filed by State Street Corporation on February 10, 2021. State Street Corporation has shared voting power for 50,492,321 of the shares and shared dispositive power for 55,022,177 of the shares. These shares were acquired and are held by State Street Corporation in the ordinary course of business.

# Additional Management Proposal

Proposal 4

## Approval of the Amended and Restated 2018 Long-Term Incentive Plan

The board of directors is asking shareholders to approve the Amended and Restated 2018 Long-Term Incentive Plan (the "Amended 2018 Plan"). Long-term incentives are a critical component of our pay for performance compensation philosophy. Equity grants are intended to reward colleagues for long-term sustained performance that is aligned with shareholder interests. Equity grants also support our strong culture of significant stock ownership.

The board of directors approved the Amended 2018 Plan for grants of stock options, restricted stock, restricted stock units, stock appreciation rights, deferred stock units, long-term performance awards and other stock-based awards. The Amended 2018 Plan was adopted in January 2021, subject to shareholder approval.

Approval of the Amended 2018 Plan is needed to replenish the pool of shares we have for granting stock-based compensation to executives, other colleagues, non-employee directors, and consultants. If shareholder approval is not obtained, Huntington will not be able to grant equity awards after the shares authorized and reserved for issuance under the existing 2018 Long-Term Incentive Plan (the "2018 Plan"), are depleted.

The Amended 2018 Plan is being submitted to the shareholders for approval in order to comply with the applicable requirements of The Nasdaq Stock Market, Inc. Shareholder approval is also necessary under the federal income tax rules with respect to the qualification of incentive stock options.

Huntington believes that its equity based compensation plans have made a significant contribution to its success in attracting and retaining key employees and directors.

✔ The board of directors recommends a vote **FOR** the approval of the Amended 2018 Plan.

**The Amended 2018 Plan incorporates key corporate governance practices:**

- **Minimum Vesting Requirements** — time-based vesting awards have a minimum three year cliff or gradual vesting requirement and cannot vest before the first anniversary of grant, except that such awards may vest earlier than three years in extraordinary circumstances discussed in the Amended 2018 Plan, and also that the Compensation Committee may provide for the grant of time-based awards that become fully vested earlier than mandated in such other circumstances that the Committee believes to be in our best interest with respect to Awards representing no more than 5% of shares available to grant under the Amended 2018 Plan;
- **"Double trigger" CIC Vesting** — the Amended 2018 Plan requires a "double trigger" for accelerated vesting of awards in the event of a change in control;
- **No Repricing without Shareholder Approval** — the price of any option may not be altered or repriced, whether through amendment, exchange, cancellation and replacement, taking any action that would be treated as a repricing under the rules and regulations of the principal securities exchange on which the shares of Huntington stock are traded, or any other means, without shareholder approval;
- **No Cash Buyout without Shareholder Approval** — cash buyouts or cancellations of outstanding stock options and stock appreciation rights in exchange for cash or shares where the option price exceeds the fair market value of the shares are prohibited without shareholder approval;
- **Fair Market Value Stock Options** — stock options and stock appreciation rights must be granted at not less than 100% of the fair market value on the date of grant;
- **No Reload Options** — reload options are not permitted;
- **No Current Dividends on Awards** — no ability of participants to receive current dividend payments with respect to any stock option or stock appreciation right until the participant has acquired the underlying shares by exercising vested awards, and no ability of participants to receive current dividend payments with respect to any restricted stock, restricted stock units, deferred stock units, and other incentive awards, and performance-based awards, until the shares underlying such awards have become both vested and payable;
- **Robust Forfeiture Provisions** — forfeiture provisions enable the Compensation Committee to cancel awards and/or to require payback of any gains/awards which are tainted by misconduct of the participant;
- **No Liberal Share Counting** — liberal share counting is not permitted;
- **Reasonable Expected Share Pool Life** — internal modeling suggests our share pool will last approximately three to four years based on reasonable assumptions;
- **Sensible Potential Shareholder Dilution** — the overall cumulative potential dilution to shareholders of current outstanding awards and the shares made available for grant under the Amended 2018 Plan is approximately 6.3% of the fully-diluted outstanding; further, the annual rate at which we grant equity from existing plans has been reasonable (three-year average of 1.0% using the basic weighted common shares outstanding); and
- **Independent Administration** — it is administered by a committee of independent directors.

## Purposes of the Amended 2018 Plan

When first approved by shareholders, the 2018 Plan reserved for issuance a maximum aggregate number of shares of common stock equal to the sum of (i) 25 million (25,000,000) shares plus (ii) the number of shares authorized but not issued or subject to awards under the prior plan. The Amended 2018 Plan reserves for issuance a maximum aggregate number of shares of Huntington's common stock equal to the sum of (i) thirty million (30,000,000), plus (ii) the number of shares that are authorized, but not issued or subject to outstanding awards under the 2018 Plan as of the date of approval of the Amended 2018 Plan by the shareholders. Shares available for issuance under the Amended 2018 Plan will be reduced by the number of shares covered by all awards granted under the Amended 2018 Plan, on a one-for-one basis. As of December 31, 2020, there remained approximately 4.9 million (4,900,000) shares available for issuance under the 2018 Plan. Huntington expects that the shares remaining available under the 2018 Plan will not be sufficient for Huntington to award annual equity grants to its colleagues in 2021. Approval of the Amended 2018 Plan is necessary to enable Huntington to continue to utilize equity awards to attract and retain key talent. Huntington also believes a sufficient reserve of shares is necessary to attract and retain key employees. The Amended 2018 Plan also clarifies certain other administrative practices.

The Amended 2018 Plan is designed to provide Huntington flexibility in its ability to motivate, attract, and retain the services of participants who make significant contributions to Huntington's success and creation of shareholder value. Additional objectives of the Amended 2018 Plan are to:

- help optimize the profitability and growth of Huntington through stock-based incentives which are consistent with Huntington's objectives and which align the interests of the participants to those of the shareholders;
- induce participants to strive for the highest level of performance; and
- promote teamwork.

## Additional Information about the Amended 2018 Plan

The information about the Amended 2018 Plan which follows is subject to, and qualified in its entirety by reference to, the Amended 2018 Plan document, which is attached to this proxy statement as Appendix A. We urge you to carefully read the Amended 2018 Plan document in its entirety.

The Amended 2018 Plan reserves for issuance a maximum aggregate number of shares of Huntington's common stock equal to the sum of (i) thirty million (30,000,000), plus (ii) the number of shares that are authorized, but not issued or subject to outstanding awards under the 2018 Plan as of the date of approval of the 2018 Plan by the shareholders. As of December 31, 2020, approximately 4.9 million (4,900,000) shares of common stock previously authorized and approved for issuance under the 2018 Plan are not subject to outstanding awards and remain available for the issuance of additional awards. The shares remaining under the 2018 Plan would be incorporated into the Amended 2018 Plan and would be reduced by the full number of shares covered by all awards; accordingly, the total number of shares available for awards upon approval of the Amended 2018 Plan would be no more than thirty-four million nine hundred thousand (34,900,000). This amount is equal to approximately 3.4% of Huntington's shares outstanding, with a market value of $462,000,000 as of January 31, 2021. Any shares issued under the Amended 2018 Plan may be authorized and unissued shares, shares purchased in the open market, or shares held in treasury stock. Upon shareholder approval of the Amended 2018 Plan, no additional awards will be made under the 2018 Plan. Awards settled solely in cash shall not reduce the number of shares available for Awards.

No awards may be made on or after December 31, 2030. All shares authorized under the Amended 2018 Plan are available for grants of full value awards. The shares authorized for issuance under the Amended 2018 Plan and the number of shares subject to any specific award are subject to adjustment for stock dividends, stock splits, spin offs, mergers or other reorganizations as necessary to prevent dilution or enlargement of participants' rights. Only shares that are subject to an award that terminates, expires, or lapses for any reason will be available for future grants of awards. Otherwise, the maximum number of shares available for issuance under the Amended 2018 Plan is reduced by the full number of shares covered by all awards granted under the Amended 2018 Plan. Further, unless otherwise required by applicable law or regulation, any shares granted through the assumption of or in substitution for outstanding awards granted by a company that is merged, consolidated with, or acquired by Huntington will not be subject to the share limitations of the Amended 2018 Plan.

Administration. The Compensation Committee will administer the Amended 2018 Plan. The Compensation Committee shall have full power to:

- select the participants;
- determine the sizes and types of awards;
- determine the terms and conditions of awards (which need not be consistent among participants);
- construe and interpret the Amended 2018 Plan and any agreement or instrument entered into under the Amended 2018 Plan;
- establish, amend, or waive rules and regulations for the Amended 2018 Plan's administration;
- require a participant to make any representations or agreements that the compensation committee deems necessary or advisable to comply with or qualify for advantageous treatment under applicable securities, tax, or other laws; and
- amend the terms and conditions of any outstanding award to the extent such terms and conditions are within the discretion of the Compensation Committee as provided in the Amended 2018 Plan.

The Compensation Committee may correct any defect, supply any omission or reconcile any inconsistency in the Amended 2018 Plan or any award in the manner and to the extent it shall deem desirable to carry the Amended 2018 Plan into effect. Further, the Compensation Committee shall make all other determinations which may be necessary or advisable for the administration of the Amended 2018 Plan.

## Limitations on Awards

- The maximum aggregate number of shares which may be subject to options and stock appreciation right awards (whether settled in cash, shares, or a combination thereof), on a combined basis, shall be 10 million shares over any five-year period.
- The maximum aggregate cash equivalent value of all awards of restricted stock, restricted stock units, and deferred stock units, on a combined basis, that may be granted to any participant for any calendar year is $12 million.
- The maximum aggregate cash or cash equivalent value of any other stock-based awards made under the Amended 2018 Plan is $12 million.
- The maximum aggregate cash or cash equivalent value of a long-term performance award is $12 million at the date of grant.
- The maximum aggregate cash equivalent value of awards granted to non-employee directors during the term of the Amended 2018 Plan is $10 million.

Minimum Vesting Condition. Any award granted under the Amended 2018 Plan must not vest before the first anniversary of the date of grant and have a minimum vesting period of not less than three years. However, such awards may vest earlier than three years in extraordinary circumstances discussed in the Amended 2018 Plan, and up to 5% of all shares available for grants of awards granted under the Amended 2018 Plan may have vesting periods of less than such mandated time-periods. Notwithstanding the foregoing, each grant or sale of deferred stock will be subject to a deferral period of not less than one year, as determined by the Compensation Committee at the date of grant.

Eligibility. Persons eligible to participate in the Amended 2018 Plan are any employee and any non-employee director, and any consultant of Huntington or its subsidiaries. As of December 31, 2020, Huntington and its subsidiaries had approximately 15,600 employees and 12 non-employee directors who could be eligible to participate in the Amended 2018 Plan. Participants are selected by the Compensation Committee, which also administers the 2018 Plan. Although there can be no assurance as to the number of participants selected by the Compensation Committee, the Compensation Committee approved equity awards under the 2018 Plan for 1,611 employees in 2020. Employees are eligible to receive all types of awards under the Amended 2018 Plan. Non-employee directors and consultants are eligible to receive all types of awards under the Amended 2018 Plan other than incentive stock options.

Types of Awards. Each award will be evidenced by a written award agreement setting forth the applicable terms and provisions. The types of the awards that may be granted under the Amended 2018 Plan are described below.

Stock Options. Grants of stock options are subject to the following restrictions and limitations:

- The Compensation Committee may not grant an option to a participant if the sum of the number of shares then subject to all options held by such participant plus the shares then owned or deemed to be owned under the Code by such participant would constitute more than 10% of the total combined voting power of all of our classes of stock.
- The Compensation Committee may not grant incentive stock options to any employee if the aggregate fair market value of shares underlying all incentive stock options granted under any of our plans exercisable for the first time by such employee during any calendar year exceeds $100,000. Any excess will be deemed a non-qualified stock option.
- The option price for each grant must be at least 100% of the fair market value of a share of our common stock on the date the option is granted. Generally, the fair market value of a share on any given date will be the closing price for which a share was sold on The Nasdaq Stock Market on that date.
- No option may be exercisable on or after the tenth anniversary date of its grant.
- Reload options are not permitted under the Amended 2018 Plan.
- Dividends or dividend equivalents may not be paid with respect to any option. Dividends will be paid only on the shares that a participant has acquired by exercising vested options.

The Compensation Committee may provide that if a participant has not exercised an option the day before the option would expire, and the fair market value of shares underlying such option exceeds, the exercise option, such option shall be automatically exercised immediately before it would otherwise expire.

If shares acquired upon exercise of incentive stock options are disposed of by a participant prior to either two years from the date of grant or one year from the date of exercise, or otherwise in a “disqualifying disposition” under the Code, the participant must notify Huntington in writing. Further, in such event, the participant will also cooperate with respect to any tax withholding obligations resulting from such disqualifying disposition.

Restricted Stock Awards. Each restricted stock agreement will specify the number of restricted shares granted, the period of restriction, and such other provisions as the Compensation Committee may determine. Other restrictions the Compensation Committee may impose include a stipulated purchase price, restrictions based upon achievement of specific performance objectives (corporate wide, business, and/or individual), qualifying performance criteria, a performance cycle, any time-based restrictions, and/or any restrictions under applicable federal or state securities laws.

At the Compensation Committee’s discretion, during the period of restriction, participants may exercise full voting rights with respect to the restricted shares and may be credited with regular cash dividends paid on such shares. Such dividends may not be paid currently and instead may either be accrued as contingent cash obligations or converted into additional shares of restricted stock, subject to the same vesting conditions as the original grant and upon such terms as the Compensation Committee establishes. Shares of restricted stock will become freely transferable by the participant after the last day of the applicable period of restriction.

Restricted Stock Units (RSUs). Each RSU agreement will specify the number of RSUs granted, the form of payment of the RSU, the period of restriction, and such other provisions as the Compensation Committee may determine. Other restrictions the Compensation Committee may impose include a stipulated purchase price, restrictions based upon achievement of specific performance objectives (corporate wide, business, and/or individual), qualifying performance criteria, a performance cycle, time-based restrictions, and/or any restrictions under applicable federal or state securities laws.

Prior to the distribution of shares (if any) under an RSU, participants holding RSUs may not exercise any voting rights and will not be entitled to any dividends or dividend equivalents with respect to the RSUs, unless otherwise determined by the

Compensation Committee in its discretion. If dividend equivalents are awarded with respect to RSUs, such dividend equivalents may not be paid currently and instead may either be accrued as contingent cash obligations or be converted into additional RSUs, subject to the same vesting conditions as the original grant and upon such terms as the Compensation Committee establishes. Participants have no right to transfer any rights with respect to restricted stock units during the period of restriction.

Stock Appreciation Rights (SARs). A SAR will represent a right to receive a payment in cash, shares, or a combination thereof, equal to the excess of the fair market value of a specified number of shares on the date the SAR is exercised over an amount which will be no less than the fair market value on the date the SAR was granted (or the option price for SARs granted in tandem with an option).

SARs granted in tandem with the grant of a stock option may be exercised for all or part of the shares subject to the related option upon the surrender of the right to exercise the equivalent portion of the related option. SARs granted in tandem with the grant of a stock option may be exercised only with respect to the shares for which the related option is then exercisable.

With respect to stock appreciation rights granted in tandem with an incentive stock option, such SAR will expire no later than the expiration of the underlying incentive stock option. In addition, the value of the payout with respect to such stock appreciation right may be for no more than 100% of the difference between the exercise price for the underlying option and the fair market value of the shares subject to the option at the time the stock appreciation right is exercised. SARs granted independently from the grant of a stock option may be exercised upon the terms and conditions stated in the applicable award agreement. Participants shall not be entitled to any dividends or dividend equivalents with respect to any SAR. Participants will be paid dividends only on shares that they have acquired by exercising vested SARs.

Deferred Stock Units. Each deferred stock unit grant or sale will constitute the agreement by Huntington to deliver shares to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the deferral periods as the Compensation Committee may specify. Each such grant or sale may be made without additional consideration or in consideration of a payment that is less than the fair market value of the shares on the date of grant.

During the deferral period, the participant will have no rights of ownership in the shares of deferred stock units and will have no right to vote them. The Compensation Committee may, at or after the date of grant, authorize payment of dividend equivalents on any shares underlying deferred stock units during the deferral period. If dividend equivalents are awarded with respect to shares underlying deferred stock units, such dividend equivalents may not be paid currently and instead may either be accrued as contingent cash obligations or converted to shares of additional deferred stock units subject to the same vesting conditions as the original grant and upon such other terms as the Committee establishes.

Other Incentive Awards. The Committee may from time to time grant other incentive awards, including shares and other awards under the Amended 2018 Plan that are valued in whole or in part by reference to, or are otherwise based upon shares and payable in cash, shares, or a combination of cash and shares. The Committee, in its sole discretion, shall determine the terms and conditions of such awards, which shall be consistent with the terms and purposes of the Amended 2018 Plan, including the minimum vesting requirements and the prohibitions on the current payments of any dividends or dividend equivalents with respect to such Awards.

Long-Term Performance Awards. Long-term performance awards may be in the form of shares and/or cash in amounts and upon terms as determined by the Compensation Committee. The Compensation Committee will set performance objectives which, depending upon the extent to which they are met, will determine the number of shares and/or value of long-term performance awards that will be paid to a participant. The Compensation Committee will establish performance cycles, which are no less than one year, for each award and may impose other conditions and restrictions, including restrictions based upon achievement of specific performance objectives (corporate wide, business, and/or individual), qualifying performance criteria, any time-based restrictions, or any restrictions under applicable federal or state securities laws.

For any performance cycle, the Committee may authorize payment of dividend equivalents on any shares of underlying performance awards. Such dividend equivalents may not be paid currently and instead shall either be accrued as contingent cash obligations or be converted into shares subject to the same performance-based conditions as the original grant of performance awards and upon such other terms as the Committee establishes. No dividend equivalents may be paid on any shares underlying performance awards that failed to vest or that have been forfeited by the participant. After the end of a performance cycle, the participant will be entitled to receive payments of the amount of shares and/or cash earned by the participant over the performance cycle; provided, however, that except in the case of a change in control, the Compensation Committee has the discretion to reduce or eliminate an award that would otherwise be payable based on the Committee's evaluation of all facts and circumstances. Payment of awards will be made in the form of cash or in shares of common stock, or in a combination thereof which have an aggregate fair market value equal to the value of the earned award at the close of the cycle. The Compensation Committee may place restrictions on shares of common stock awarded. Except in the case of a change in control, a participant must remain employed by Huntington until the date of payment in order to be entitled to a payment of a long-term performance award unless the Compensation Committee, in its discretion, provides for a partial or full payment to a participant who is not employed at the time of payment.

Restrictions on Transfer. In general, no award granted under the Amended 2018 Plan may be sold, transferred, pledged, assigned, or otherwise alienated, other than by will or by the laws of descent and distribution.

Change in Control. Except as otherwise provided in the Amended 2018 Plan, any award agreement or any employment agreement between Huntington and a participant, upon a Change in Control all outstanding awards which are subject to a Period of Restriction or are not fully vested shall become fully exercisable and all restrictions thereon shall terminate if:

- within 12 months after a Change in Control of the company occurs, the participant's service has been terminated by the company (provided that such termination is for a reason other than for cause); or
- (1) the company previously terminated the participant's service without cause during the year before the Change in Control was consummated but after a third party or the company had taken steps reasonably calculated to effect a Change in Control, and (2) it is reasonably demonstrated by the participant that such termination of service was in connection with or in anticipation of a Change in Control.

In addition, the Committee may determine and provide through an award agreement, or other means, the treatment of partially completed Performance Cycles (if any) for any awards outstanding upon a Change in Control. Further, the Committee, as constituted before such Change in Control, is authorized, and has sole discretion, as to any award, either at the time such award is granted hereunder or any time thereafter, to take any one or more of the following actions: (i) provide for the cancellation of any Option or SAR for an amount of cash equal to the difference between the exercise price and the then Fair Market Value of the Shares covered thereby had such Option or SAR been currently exercisable, but only upon prior approval of the company's shareholders of such action; (ii) make such adjustment to any such award then outstanding as the Committee deems appropriate to reflect such Change in Control; or (iii) cause any such award then outstanding to be assumed, by the acquiring or surviving corporation, after such Change in Control.

## Performance-Based Awards

The Compensation Committee will establish the "qualifying performance criteria" applicable to the performance cycle for each so designated covered employee. For purposes of the Amended 2018 Plan, "qualifying performance criteria" will be any of the following performance criteria:

(a) revenue and income measures (which include sales, revenues, net income, earnings per share, non-interest income to total revenue ratio, non-interest income growth, interest income, net operating profit, interest income, pretax pre-provision (pretax income on a tax equivalent basis adjusted for provision expense, security gains and losses, and amortization of intangibles), adjusted net income after capital charges, economic value added, and earnings before interest, taxes, depreciation and amortization;

(b) expense and efficiency measures (which include "efficiency ratio" (the ratio of total non-interest operating expenses (less amortization of intangibles) divided by total revenues (less net security gains), net interest margin, gross margins, operating margins, net-income margins, non-interest expense, and operating efficiencies);

(c) operating measures (which include productivity ratios, loan growth, deposit growth, customer profitability, and market share);

(d) return measures (which include return on average equity, tangible common equity or return on tangible common equity, return on average assets, return on capital (actual or targeted), share price, share price growth, and total shareholder return);

(e) credit quality measures (which include non-performing asset ratio, net charge-off ratio, and reserve coverage of non-performing loans);

(f) leverage measures (which include debt-to-equity ratio and net debt);

(g) risk measures (which include interest-sensitivity gap levels, regulatory compliance, satisfactory audit results, maintenance of required common equity levels (including common equity tier 1 levels), and financial ratings);

(h) achievement of balance sheet, income statement, or cash-flow statement objectives.

(i) achievement of strategic objectives, goals, or milestones (which include customer satisfaction and employee satisfaction survey results);

(j) technology or innovation goals or objectives;

(k) consummation of acquisitions, dispositions, projects or other specific events or transactions;

(l) acquisition integration or disposition management goals or objectives;

(m) product, customer or market-related objectives (including product revenues, revenue mix, product growth, customer growth, number or type of customer relationships, customer satisfaction, cross-selling goals, associate satisfaction, market share, branding); and

(n) any other objective goals established by the Committee.

Qualifying performance criteria may be expressed in terms of (i) attaining a specified absolute level of the criteria, or (ii) a percentage increase or decrease in the criteria compared to a pre-established target, previous years' results, or a designated market index or comparison group, all as determined by the Committee. Qualifying performance criteria also may be expressed in the form of a "multiplier" that may be a number or percentage that is to be multiplied by the amount otherwise payable under an award in order to calculate the total amount payable under an award. The value of such multiplier will be determined by satisfaction of performance goals related to the qualifying performance criteria. The qualifying performance criteria may be measured on an absolute basis or relative to an established target, to previous year or other comparable period or periods' results, to a designated comparison group or groups, or to one or more designated external or internal indices or benchmarks, and may be applied either to the company as a whole or to a business unit or subsidiary, in each case as determined by the Committee. Any specific metrics listed within the categories described above are intended to be illustrative and are not intended to be construed as limitations on the more general metrics. Qualifying performance criteria may be different for different Participants, as determined in the discretion of the Committee.

In determining whether a performance goal has been met, the Compensation Committee may include or exclude "extraordinary events" (as defined below), or any other events or occurrences of a similar nature in establishing the performance goal based on qualifying performance criteria and may consider any extraordinary event in determining whether a performance goal based on the qualifying performance criteria has been achieved.

Awards may be paid to participants only after the Compensation Committee has certified in writing that the performance goals have been met. Extraordinary events are:

- changes in tax law, generally accepted accounting principles or other such laws or provisions affecting reported financial results, including unforeseen and extraordinary changes in statutes and regulations that govern the company and its industry;
- accruals or charges relating to reorganization and restructuring programs;
- special gains or losses or other financial impact in connection with mergers and acquisitions involving the company or any of its significant subsidiaries, the purchase or sale of branches or significant portions of the company or any of its significant subsidiaries, or the sale of securities and investments of the company;

- write-downs or write-offs of assets, including intangible assets such as goodwill and mortgage servicing rights (MSR) and valuation adjustments related to the impact of hedging (including MSR hedging);
- litigation or claim matters;
- expenses relating to unplanned regulatory actions;
- any other significant items as discussed in Management's discussion and analysis of financial condition and results of operation appearing or incorporated by reference in the Annual Report on Form 10-K filed with the Securities and Exchange Commission;
- gains or losses on the early repayment of debt; or
- any other unforeseen events of occurrences of a similar nature as set forth by the Compensation Committee.

## Federal Income Tax Consequences of the Amended 2018 Plan

The following summary describes the federal income tax consequences of awards under the Amended 2018 Plan, generally, based on Management's understanding of current federal income tax laws. The summary does not address foreign, state, or local tax laws, and such tax laws may vary from federal income tax laws. The exact federal income tax treatment of awards under the Amended 2018 Plan will vary depending upon the specific facts and circumstances involved and participants are advised to consult their personal tax advisors with regard to all consequences arising from the grant or exercise of awards and the disposition of any acquired shares.

Options and SARs. In general, a recipient of an option or SAR granted under the Amended 2018 Plan will not have regular taxable income at the time of grant.

Upon exercise of a nonqualified stock option or SAR, the optionee generally must recognize taxable income in an amount equal to the fair market value on the date of exercise of the shares exercised, minus the exercise price. The tax basis for the shares purchased is their fair market value on the date of exercise. Any gain or loss recognized upon any later sale or other disposition of the acquired shares generally will be capital gain or loss. The character of such capital gain or loss (short-term or long-term) will depend upon the length of time that the optionee holds the shares prior to the sale or disposition.

An optionee generally will not be required to recognize any regular taxable income upon the exercise of an incentive stock option, provided that the optionee does not dispose of the shares issued to him or her upon exercise of the option within the two-year period after the date of grant and within one year after the receipt of the shares by the optionee. The optionee will have alternative minimum taxable income equal to the amount by which the fair market value of the shares on the exercise date exceeds the purchase price. An optionee will recognize ordinary taxable income upon the exercise of an incentive stock option if such optionee uses the broker-assisted cashless exercise method. Provided the optionee does not recognize regular taxable income upon exercise, the tax basis for the shares purchased is equal to the exercise price. Upon a later sale or other disposition of the shares, the optionee must recognize long-term capital gain or ordinary taxable income, depending upon whether the optionee holds the shares for specified holding periods.

Restricted Stock. In general, a participant who receives restricted stock will not recognize taxable income upon receipt, but instead will recognize ordinary income when the shares are no longer subject to restrictions. Alternatively, unless prohibited by the Compensation Committee, a participant may elect under section 83(b) of the Code to be taxed at the time of receipt, provided the participant provides the Compensation Committee with ten days' prior written notice of his or her intent to do so. In all cases, the amount of ordinary income recognized by the participant will be equal to the fair market value of the shares at the time income is recognized, less the amount of any price paid for the shares. In general, any gain recognized thereafter will be capital gain.

RSUs. In general, a participant who is awarded RSUs will not recognize taxable income upon receipt. When a participant receives payment for an award of RSUs in shares or cash, the fair market value of the shares or the amount of cash received will be taxed to the participant at ordinary income rates. However, if any shares used to pay out RSUs are nontransferable and subject to a substantial risk of forfeiture, the taxable event is deferred until either the restriction on transferability or the risk of forfeiture lapses. In such a case, a participant, unless prohibited by the Compensation Committee, may elect under section 83(b) of the Code to be taxed at the time of receipt, provided the participant provides the Compensation Committee with ten days' prior written notice of his or her intent to do so. In general, any gain recognized thereafter will be capital gain.

Deferred Stock Units. In general, a participant who receives an award of deferred stock will not recognize taxable income upon receipt, but instead will be subject to tax at ordinary income rates on the fair market value of any nonrestricted stock on the date that such stock is transferred to the participant under the award, reduced by any amount paid by the participant for such stock. In general, any gain recognized thereafter will be capital gain.

Withholding Requirements. A participant may satisfy tax withholding requirements under federal and state tax laws in connection with the exercise or receipt of an award by electing to have shares withheld in an amount that does not exceed the maximum individual statutory tax withholding rate in a given jurisdiction, or such other amount that does not trigger adverse accounting treatment under ASC 718 or any successor thereto, or by delivering to us already-owned shares, having a value equal to the amount required to be withheld.

Potential Tax Deduction Limits. We generally will be entitled to a tax deduction in connection with an award made under the Amended 2018 Plan only to the extent that the participant recognizes ordinary income from the award. Code Section 162(m) denies a deduction to any publicly traded company for compensation paid to certain "covered employees" (generally, anyone who has ever been our chief executive officer, chief financial officer or one of the three highest compensated officers in any fiscal year beginning after December 31, 2016) in a taxable year to the extent that compensation paid to a covered employee exceeds $1 million. Historically, compensation paid to any covered employees that qualified as "performance-based" compensation under Code Section 162(m) could be excluded from the $1 million limit. Effective for tax years beginning after December 31, 2017, the performance-based compensation exclusion has been repealed, unless transition relief available for written binding contracts that were in effect (and not subsequently modified) as of November 2, 2017. It is possible that compensation attributable to awards, when combined with other types of compensation paid to a covered employee, may exceed $1 million. The Compensation Committee has also reserved the right, with respect to any award or awards, to determine that ensuring full income tax deductibility of compensation under Code Section 162(m) is not desired after consideration of the goals of our executive compensation philosophy and whether it is in our best interests to have such award so qualified.

Code Section 409A Compliance. Code Section 409A provides that covered amounts deferred under a nonqualified deferred compensation plan are includable in the participant's gross income to the extent not subject to a substantial risk of forfeiture and not previously included in income, unless certain requirements are met, including limitations on the timing of deferral elections and events that may trigger the distribution of deferred amounts.

Based on proposed regulations and other guidance issued under Code Section 409A, the awards under the 2018 Plan could be affected. In general, if an award either (1) meets the requirements imposed by Code Section 409A or (2) qualifies for an exception from coverage of Code Section 409A, the tax consequences described above will continue to apply. If an award is subject to Code Section 409A and does not comply with the requirements of Code Section 409A, then amounts deferred in the current year and in previous years will become subject to immediate taxation to the participant, and the participant will be required to pay (1) a penalty equal to interest at the underpayment rate plus 1% on the tax that should have been paid on the amount of the original deferral and any related earnings and (2) in addition to any regular tax, an excise tax equal to 20% of the original deferral and any earnings credited on the deferral.

Huntington has designed the Amended 2018 Plan so that awards are intended to either comply with, or be exempt from coverage of, Code Section 409A. Huntington intends to continue to review the terms of the Amended 2018 Plan and may, subject to the terms of the Amended 2018 Plan, adopt additional amendments to comply with current and additional guidance issued under Section 409A of the Code.

## Other Provisions

Nothing in the Amended 2018 Plan limits our right to terminate any participant's employment at any time, with or without cause, nor confers upon any participant any right to continued employment with us. The Amended 2018 Plan does not give any participant any interest, lien or claim against any specific asset of Huntington, and thus, the participant will have only the rights of a general unsecured creditor of Huntington. We have the right to deduct or withhold, or require the participant to remit an amount sufficient to satisfy federal, state and local taxes, domestic or foreign, required to be withheld with respect to any taxable event arising under the Amended 2018 Plan. The participant may elect to have us withhold shares having a fair market value in an amount that does not exceed the maximum individual statutory tax rate in a given jurisdiction, or such other amount that does not trigger adverse accounting treating under ASC 718 or any successor thereto. Alternatively, the participant may deliver shares to satisfy the tax withholding obligation related to the transaction. Participants may name beneficiaries to receive his or her benefits under the Amended 2018 Plan in case the participant dies before he or she receives such benefit.

The Compensation Committee may permit or require a participant to defer receipt of an award which would otherwise be due the participant. In that event, the Compensation Committee may establish procedures for payment of such deferred awards, including the payment of interest or dividend equivalents. Except following a change in control, in the event the Compensation Committee determines that a participant has committed a serious breach of conduct (which includes, without limitation, any conduct prejudicial to or in conflict with Huntington or any securities law violations including any violations under the Sarbanes-Oxley Act of 2002) or has solicited or taken away customers or potential customers with whom the participant had contact during the participant's employment with Huntington, the Compensation Committee may terminate any outstanding award, in whole or in part, whether or not yet vested. In addition, if such conduct or activity occurs within three years of the exercise or payment of an award, the Compensation Committee may require the participant or former participant to repay to us any gain realized or payment received upon exercise or payment of such award.

Except in the case of a change in control or where shareholder approval is required, the Compensation Committee or the Board of Directors will have the authority to alter, suspend, or terminate the Amended 2018 Plan in whole or in part at any time. Shareholder approval is required to change the stated maximum limits on shares and cash awards, change the minimum option price of an option, change the eligible participants, or reprice or alter the option price of stock options or stock appreciation rights, or buy out or cancel in exchange for cash stock options or stock appreciation rights when the option price exceeds the fair market value of the underlying shares.

It is not possible to state in advance the exact number, types, or values of awards that may be made or the identity of the employees and directors who may receive awards under the Amended 2018 Plan. It is also not possible to determine the awards that might have been paid in 2020 if the Amended 2018 Plan had then been in effect because the Compensation Committee has discretion to determine the sizes and types of awards to be granted under the Amended 2018 Plan. Any actual awards, however, which are made to our named executive officers and directors will be reported as required in our future proxy statements.

A vote in favor of adopting the Amended 2018 Plan will constitute approval of all terms of the Amended 2018 Plan, including the adoption of all qualifying performance criteria identified above, the eligible employees, and the maximum award payable to a participant.

## Equity Compensation Plan Information

The following table sets forth information about Huntington common stock authorized for issuance under our existing equity compensation plans as of December 31, 2020.

| | Number of Securities | | |
|---|---|---|---|
| Plan Category[1] | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights[2] (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[3] (b) | Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[4] (c) |
| Equity compensation plans approved by security holders | 34,078,476 | $4.80 | 4,853,276 |
| Equity compensation plans not approved by security holders | 756 | $15.53 | — |
| Total | 34,079,232 | $4.80 | 4,853,276 |

(1) All equity compensation plan authorizations for shares of common stock provide for the number of shares to be adjusted for stock splits, stock dividends, and other changes in capitalization. The Huntington 401(k) Plan, a broad-based plan qualified under Code Section 401(a) which includes Huntington common stock as one of a number of investment options available to participants, is excluded from the table.

(2) The numbers in this column (a) reflect shares of common stock to be issued upon exercise of outstanding stock options and the vesting of outstanding awards of RSUs and PSUs and the release of deferred stock units. The shares of common stock to be issued upon exercise or vesting under equity compensation plans not approved by shareholders include an inducement grant issued outside of the Company's stock plans, and awards granted under the following plans which are no longer active and for which we have not reserved the right to make subsequent grants or awards: employee and director stock plans of Unizan Financial Corp., Camco Financial Corporation, and FirstMerit Corporation assumed in the acquisitions of these companies.

(3) The weighted-average exercise prices in this column are based on outstanding options and do not take into account unvested awards of RSUs and PSUs and unreleased deferred stock units as these awards do not have an exercise price.

(4) The number of shares in this column (c) reflects the number of shares remaining available for future issuance under Huntington's 2018 Plan, excluding shares reflected in column (a). The number of shares in this column (c) does not include shares of common stock to be issued under the following compensation plans: the Executive Deferred Compensation Plan, which provides senior officers designated by the Compensation Committee the opportunity to defer up to 90% of base salary, annual bonus compensation and certain equity awards, and up to 90% of long-term incentive awards; the Supplemental 401(k)Plan under which voluntary participant contributions made by payroll deduction are used to purchase shares; and the Director Deferred Compensation Plan under which directors may defer their director compensation and such amounts may be invested in shares of common stock. These plans do not contain a limit on the number of shares that may be issued under them.

# General Information on Voting and The Annual Meeting

## Proposals by Shareholders for 2022 Annual Meeting

If a shareholder wishes to submit a proposal for possible inclusion in our annual meeting proxy statement and form of proxy for our 2022 annual meeting, the proposal must be submitted to the Secretary, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287. The Secretary must receive your proposal on or before the close of business on November 11, 2021.

In addition, our bylaws establish advance notice procedures as to (1) business to be brought before an annual meeting of shareholders other than by or at the direction of our board of directors, and (2) the nomination, other than by or at the direction of our board of directors, of candidates for election as directors. Any shareholder who wishes to submit a proposal to be acted upon at next year's annual meeting or who wishes to nominate a candidate for election as a director should request a copy of these bylaw provisions by sending a written request addressed to the Secretary, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287. To be timely, such advance notice must set forth all information required under the bylaws and must be delivered to the Secretary at this address not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. If the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the shareholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. For the 2022 annual meeting, unless the date of the meeting is before March 22, 2022 or after May 21, 2022, such notice must be received between October 12, 2021, and November 11, 2021.

## General Information About the Meeting

**Proxy Statement**

We are providing this proxy statement in connection with the solicitation by the board of directors of Huntington Bancshares Incorporated, a Maryland corporation, of proxies to be voted at our 2021 annual meeting of shareholders to be held on April 21, 2021, and at any adjournment. We are sending or making this proxy statement available to our shareholders on or about March 11, 2021.

### Voting Procedures

Holders of common stock at the close of business on February 17, 2021, are entitled to vote at the annual meeting. As of that date, there were 1,022,385,583 shares of common stock outstanding and entitled to vote. Holders of our Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, and Series H Preferred Stock are not entitled to vote.

Each holder of common stock is entitled to cast one vote on each matter submitted at the annual meeting for each share of stock held of record at the close of business on February 17, 2021. The shares represented by a properly submitted proxy will be voted as directed provided we receive the proxy prior to or at the meeting. A properly executed proxy without specific voting instructions will be voted FOR Proposal 1 — Election of Directors, FOR Proposal 2 — Advisory Approval of Executive Compensation, FOR Proposal 3 - Ratification of the Appointment of Independent Registered Public Accounting Firm, and FOR Proposal 4 – Approval of Amended and Restated 2018 Long-Term Incentive Plan. A properly submitted proxy will also confer discretionary authority to vote on any other matter which may properly come before the meeting or any adjournment or postponement of the meeting.

You may vote by executing and returning your proxy card in the envelope provided, or by voting electronically over the internet or by telephone. Please refer to the proxy card for information on voting electronically. If you attend the virtual meeting, while we encourage you to vote in advance of the meeting, you may vote during the virtual meeting at http://www.meetingcenter.io/208317683.

We are not currently aware of any matters that may properly be presented other than those described in this proxy statement. If any matters not described in the proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is adjourned, the proxies can vote your common stock at the adjournment as well, unless you have revoked your proxy instructions.

# Revoking Your Proxy

If your common stock is held in street name, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions. If you are a holder of record and wish to revoke your proxy instructions, you must advise our secretary in writing before the proxies vote your common stock at the meeting, deliver later dated proxy instructions, or attend the meeting and vote your shares in person.

# Expenses of Solicitation

We will pay the expenses of this proxy solicitation, including the reasonable charges and expenses of brokerage firms and others for forwarding solicitation material to their customers who are beneficial owners. In addition to soliciting proxies by mail and via the Internet, our employees may also solicit proxies by telephone and in person. We have retained Morrow Sodali LLC, 470 West Ave., Stamford, CT 06902, to assist in the solicitation of proxies for a fee of $10,000 plus reimbursement of expenses.

# Vote Required

A quorum is required to conduct business at the annual meeting. Shareholders entitled to cast a majority of all the votes entitled to be cast at the annual meeting, present in person or by proxy, will constitute a quorum. Proposal 1: a nominee for election to the board of directors at a meeting of shareholders at which a quorum is present will be elected only if the number of votes cast “for” such nominee’s election exceeds the total number of votes cast “against” or affirmatively “withheld” as to such nominee’s election; provided, however, that if, on either the date of the company’s proxy statement for the meeting or on the date of the meeting, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of all the votes cast at the meeting. Each of Proposals 2, 3 and 4 requires the affirmative vote of a majority of all votes cast on the matter by the holders of common stock at a meeting at which a quorum is present.

# Broker Voting

Under the laws of Maryland, our state of incorporation, abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum, but are not counted as votes cast at the meeting. Broker non-votes occur when brokers who hold their customers’ shares in street name submit proxies for such shares on some matters, but not others. Generally, this would occur when brokers have not received any instructions from their customers. In these cases, the brokers, as the holders of record, are permitted to vote on “routine” matters, which typically include the ratification of the independent registered public accounting firm, but not on non-routine matters. Brokers are no longer permitted to vote on the election of directors or on matters related to executive compensation without instructions from their customers. Broker non-votes and abstentions will have no effect on the election of any director or the approval of the other matters described above since they are not counted as votes cast at the meeting, but votes affirmatively "withheld" from the election of any nominee will have the effect of a vote against that nominee's election as a director.

# Attending the Virtual Annual Meeting

You may access the annual meeting live via the Internet at http://www.meetingcenter.io/208317683 at the meeting date and time, where Huntington shareholders will be able to listen to the meeting, submit questions and vote online. The password for the meeting is HBAN2021.

You are entitled to attend the annual meeting via the meeting website only if you were a shareholder of record at the close of business on the record date of February 17, 2021, or you held your shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date, or you hold a valid proxy for the annual meeting. If you were a shareholder of record at the close of business on the record date, you will be able to attend the annual meeting online, ask a question and vote by visiting the annual meeting website and following the instructions on your proxy card. If you hold your shares of common stock in "street name" and want to attend the annual meeting online by webcast (with the ability to ask a question and/or vote, if you choose to do so), you must first register by obtaining a signed legal proxy from your bank, broker, trustee or other nominee giving you the right to vote the shares and submitting proof of such legal proxy along with your name and email address to legalproxy@computershare.com or Computershare, Huntington Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001, no later than April 19, 2021 at 5:00 p.m., Eastern Time. You will receive a confirmation of your registration by email with instructions for accessing the Huntington special meeting website.

You may submit questions in advance of the meeting by visiting www.meetingcenter.io/208317683. If you hold your shares in street name, you must have registered first. You may also submit questions during the live audio webcast of the annual meeting via the annual meeting website. To ensure the annual meeting is conducted in a manner that is fair to all shareholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question.

Technical assistance will be available for shareholders who experience an issue accessing the annual meeting. Contact information for technical support will appear on the annual meeting website prior to the start of the annual meeting.

## Proxies

A holder of common stock may vote by proxy or at the annual meeting via the annual meeting website. If you hold your shares of common stock in your name as a holder of record, to submit a proxy, you, as a holder of common stock, may use one of the following methods:

- By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.
- Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.
- By completing and returning the accompanying proxy card in the enclosed postage-paid envelope: the envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern Time, on the day before the meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the annual meeting.

We request that you vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it as soon as possible in the enclosed postage-paid envelope.

If a holder's shares are held in "street name" by a bank, broker, trustee or other nominee, the holder should check the instructions provided by that firm to determine whether the holder may vote by telephone or the Internet.

## Shares Held in Street Name

If your shares are held in "street name" through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.

You may not vote shares held in a brokerage or other account in "street name" by returning a proxy card directly to Huntington or by voting at the annual meeting via the annual meeting website unless you obtain a legal proxy from your bank, broker, trustee or other nominee. If your shares of common stock are held in street name, you must register by submitting proof of such legal proxy along with your name and email address to legalproxy@computershare.com or Computershare, Huntington Legal Proxy, P.O. Box 43001, Providence, RI 02940-3001, no later than April 19, 2021 at 5:00 p.m., Eastern Time, to vote at the meeting via the Huntington meeting website.

# Other Matters

As of the date of this proxy statement, we know of no other business that may properly be brought before the meeting other than procedural matters relating to the proposals described in this proxy statement. Should any other matter requiring a vote of the shareholders arise, a properly submitted proxy confers upon the person or persons designated to vote the shares discretionary authority to vote the same with respect to any such other matter in the discretion of such persons.

Huntington's 2020 Annual Report was furnished to shareholders concurrently with this proxy material. Huntington's Form 10-K for 2020 will be furnished, without charge, to Huntington shareholders upon written request to Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287. In addition, Huntington's Form 10-K for 2020 and certain other reports filed with the Securities and Exchange Commission can be found on the Investor Relations pages of Huntington's website at www.huntington.com.

If you are an employee of Huntington or its affiliated entities and are receiving this proxy statement as a result of your participation in the Huntington 401(k) Plan you must provide voting instructions to the plan trustee. A proxy and instruction card has been provided so that you may instruct the trustee how to vote your shares held under this plan.

The Securities and Exchange Commission has adopted "householding" rules which permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements, notices of internet availability of proxy materials, and annual reports (annual meeting materials) with respect to two or more shareholders sharing the same address by delivering one copy of annual meeting materials to these shareholders. Unless we have received contrary instructions, we will deliver only one copy of the annual meeting materials to multiple security holders sharing an address. If we sent only one set of these documents to your household and one or more of you would prefer to receive your own set, we will deliver promptly upon request additional copies of the annual meeting materials. Please contact our transfer agent, Computershare, to receive additional copies of the annual meeting materials. Also please contact Computershare if you would like to request separate copies of future annual meeting materials, or if you are receiving multiple copies of annual meeting materials and you would like to request delivery of just one copy. You may contact Computershare by telephone at (877) 282-1168 or by mail at Computershare Investor Services, P.O. Box 505000, Louisville, KY 40233-5000. If you hold your shares in "street name", please contact your bank, broker or other holder of record to request information about householding.

# Appendix A: Non-GAAP Reconciliation

## Operating Leverage Reconciliation

The following table reconciles our adjusted operating leverage. The adjusted operating leverage measure excludes the effect of certain items, as specified in the table. We believe that this measure is useful to investors because it provides a greater understanding of ongoing operations and enhances comparability of results with prior periods.

| ($ in millions) | 2020 Actual | 2019 Actual | Y/Y Change | |
|---|---|---|---|---|
| Net interest income | $3,224 | $3,213 | | |
| FTE adjustment | 21 | 26 | | |
| **FTE net interest income** | 3,245 | 3,239 | | |
| | | | | |
| Noninterest income | 1,591 | 1,454 | | |
| Less: Securities gains (losses) | (1) | (24) | | |
| Less: Net gain (loss) MSR hedging | 1 | (14) | | |
| **Adjusted noninterest income** | 1,591 | 1,464 | | |
| | | | | |
| **Adjusted total revenue** | $4,836 | $4,703 | $133 | 2.8% |
| | | | | |
| **Noninterest expense** | $2,795 | $2,721 | $ 24 | 2.7% |
| | | | | |
| **Adjusted Operating Leverage** | | | | 0.1% |

## Pretax Pre-Provision Earnings (PTPP) Reconciliation

The following table reconciles our pretax pre-provision earnings. We believe that this measure is useful to investors because it provides a greater understanding of earnings from ongoing operations and enhances comparability of results with prior periods.

| ($ in millions) | 2020 | 2019 | 2018 |
|---|---|---|---|
| FTE net interest income | $3,245 | $3,240 | $3,219 |
| Noninterest income | 1,592 | 1,454 | 1,321 |
| **FTE total revenue** | 4,836 | 4,693 | 4,540 |
| | | | |
| Noninterest expense | 2,795 | 2,721 | 2,647 |
| **Pretax Pre-Provision Earnings** | $2,041 | $1,972 | $1,893 |

# Efficiency Ratio

The following table illustrates the calculation of our efficiency ratio. The efficiency ratio measure excludes the effect of certain items, as specified in the table. We believe that this measure is useful to investors because it provides a metric by which to understand our expense structure compared to total revenue.

| ($ in millions) | 2020 | 2019 |
|---|---|---|
| Noninterest expense | $2,795 | $2,721 |
| Less: Amortization of intangibles | (41) | (49) |
| **Adjusted noninterest expense (A)** | $2,754 | $2,672 |
| | | |
| FTE net interest income | $3,245 | $3,240 |
| Noninterest income | 1,592 | 1,454 |
| Less: securities losses (gains) | 1 | 24 |
| **Adjusted revenue (B)** | $4,837 | $4,718 |
| | | |
| **Efficiency ratio (A / B)** | 56.9% | 56.6% |

# ROTCE

The following table illustrates the calculation of our return on tangible common equity (ROTCE). The ROTCE measure excludes the effect of certain items, as specified in the table. We believe that this measure is useful to investors because it provides them with perspective on how effectively we are managing shareholders' capital.

| ($ in millions) | 2020 | 2019 |
|---|---|---|
| Average common shareholders' equity | $10,619 | $10,357 |
| Less: intangible assets and goodwill | (2,201) | (2,246) |
| Net of tax effect of intangible assets | 44 | 54 |
| **Average tangible common shareholders' equity (A)** | $8,462 | $8,164 |
| | | |
| Net income | $717 | $1,337 |
| Net of amortization of intangibles | 41 | 49 |
| Net of deferred tax | (9) | (10) |
| **Adjusted net income (B)** | $749 | $1,376 |
| | | |
| **Return on average tangible shareholders' equity (B / A)** | 8.9% | 16.9% |

# Appendix B: Amended and Restated 2018 Long-Term Incentive Plan

**HUNTINGTON BANCSHARES INCORPORATED**
**AMENDED AND RESTATED**
**2018 LONG-TERM INCENTIVE PLAN**

## Article 1. Establishment, Effective Date, and Term

**1.1 ESTABLISHMENT OF THE PLAN.** Huntington Bancshares Incorporated, a Maryland corporation, previously established the Huntington Bancshares Incorporated 2018 Long-Term Incentive Plan (the “Prior Plan”), that became effective upon shareholder approval at the 2018 annual meeting. The Prior Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Deferred Stock Units, and Long-Term Performance Awards and other incentive Awards. The Corporation desires to amend and restate the Plan to provide for an additional number of Shares to be available for the grant of Awards and to clarify certain other administrative items.

**1.2 EFFECTIVE DATE.** This amendment and restatement of the Prior Plan (such restatement hereinafter referred to as the “Plan”), if approved by the majority of votes cast by the Corporation’s shareholders at the 2021 annual meeting shall become effective on the date of approval by the shareholders at the 2021 annual meeting with respect to Awards granted on or after such date (the “Effective Date”). If so approved by the majority of votes cast by the Corporation’s shareholders, the Plan shall continue to serve as the successor to the Prior Plan; provided however, that all Awards under the Prior Plan and any other predecessor plan outstanding on the Effective Date shall continue in full force and effect in accordance with their terms, and no provision of this Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of those Prior Plan or other predecessor plan Awards with respect to their acquisition of Shares thereunder. The Plan shall remain in effect as provided in Article 1.4 herein. No Awards will be made under the Plan unless shareholder approval is obtained. Instead, Awards will be granted under the terms of the Prior Plan.

**1.3 OBJECTIVES OF THE PLAN.** The objectives of the Plan are to help optimize the profitability and growth of the Corporation through stock-based incentives which are consistent with the Corporation’s objectives and which link the interests of Participants to those of the Corporation’s shareholders; to induce Participants to strive for the highest level of performance; and to promote teamwork among Participants.

The Plan is further intended to provide flexibility to the Corporation in its ability to motivate, attract, and retain the services of Participants who make significant contributions to the Corporation’s success and the creation of shareholder value and to allow Participants to share in the success of the Corporation.

**1.4 DURATION OF THE PLAN.** The Plan shall commence on the Effective Date, as described in Article 1.2 herein, and shall remain in effect, subject to the right of the Board of Directors (“Board”), or a Committee delegated by the Board, to amend or terminate the Plan at any time pursuant to Article 18 herein. However, in no event may an Award be granted under the Plan on or after December 31, 2030.

## Article 2. Definitions of Terms

As used in the Plan, the following words shall have the meanings stated after them, unless otherwise specifically provided. In the Plan, words used in the singular shall include the plural, and words used in the plural shall include the singular. The gender of words used in this Plan shall include whatever may be appropriate under any particular circumstances.

**2.1** **"AWARD"** means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Deferred Stock Units, Long-Term Performance Awards, or other incentive Awards described in Section 10.7 of the Plan.

**2.2** **"AWARD AGREEMENT"** means a written or electronic statement or agreement prepared by the Corporation setting forth the terms and provisions applicable to Awards granted under this Plan.

**2.3** **"BENEFICIAL OWNER"** shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

**2.4** **"BOARD" OR "BOARD OF DIRECTORS"** means the Board of Directors of Huntington Bancshares Incorporated.

**2.5** **"CAUSE"** unless such term or an equivalent term is otherwise defined with respect to an Award by the Participant's Award Agreement, shall be as defined in any employment agreement between the Corporation and a Participant; provided however, that if there is no such employment agreement, "Cause" means any of the following:

(a) The Participant shall have been charged with a felony or committed an intentional act of gross misconduct, moral turpitude, fraud, embezzlement, theft, dishonesty, misappropriation, or criminal conduct, and the Corporation shall have determined that such act is materially harmful to the Corporation;

(b) Any federal or state governmental or regulatory body having regulatory authority over the business of the Corporation (i) entered any order against the Participant, or (ii) ordered or directed the Corporation to terminate or suspend the Participant's employment; or

(c) After being notified in writing by the Corporation to cease any particular activity, the Participant shall have continued such activity and the Corporation shall have determined that such act is materially harmful to the Corporation; or

(d) The Participant has acted during the course of (i) the Participant's employment or (ii) the Participant's separation of employment in a manner that the Corporation, as determined pursuant to its policies and procedures, this Plan, an Award Agreement, and/or any other written agreement between the Participant and the Corporation, has deemed not to be in the best interest of the Corporation and/or in furtherance of the colleague's job responsibilities.

**2.6** **"CHANGE IN CONTROL"** means, with respect to the Corporation, the occurrence of any of the following:

(a) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 ("the Exchange Act") as in effect as of the date of this Plan) becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing 25% or more of the combined voting power of the Corporation's then-outstanding securities entitled to vote generally in the election of directors ("voting securities"); provided, however, that, for purposes of this Section 2.6, the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Corporation, (ii) any acquisition by the Corporation, or (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation of any of its Subsidiaries;

(b) Individuals who, as of the Effective Date, constitute the Board of Directors of the Corporation (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that, any individual becoming a director subsequent to the date hereof whose election, or nomination for election, was approved by a vote of at least a majority of the directors comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(c) The consummation of a merger, statutory share exchange, consolidation or similar corporate transaction involving the Corporation, other than any such transaction in which the voting securities of the Corporation immediately prior to the transaction continue to represent (either by remaining outstanding or being converted into securities of the "surviving entity," which for purposes of this Agreement shall include the corporation or other entity resulting from such transaction and/or the corporation or other entity that, as a result of the transaction, owns the Corporation or all or substantially all of the Corporation's assets, either directly or indirectly) more than 50% of the combined voting power of the Corporation or surviving entity resulting from such transaction immediately after the transaction with another entity;

(d) consummation of a sale, exchange, lease, mortgage, pledge, transfer, or other disposition (in a single transaction or a series of related transactions) of all or substantially all of the assets of the Corporation which shall include, without limitation, the sale of assets or earning power aggregating more than 50% of the assets or earning power of the Corporation on a consolidated basis, other than any such transaction in which a majority of the voting securities of the surviving entity are, immediately following consummation of such transaction, beneficially owned by the individuals and entities that were the beneficial owners of the Corporation's voting securities immediately prior to the transaction;

(e) The consummation of a liquidation or dissolution of the Corporation;

(f) The consummation of a reorganization, reverse stock split, or recapitalization of the Corporation which would result in any of the foregoing; or

(g) The consummation of a transaction or series of related transactions having, directly or indirectly, the same effect as any of the foregoing.

Notwithstanding the foregoing, if the payment of any Award may be considered "deferred compensation" under Code Section 409A, and the payment of such Award is triggered by a Change in Control, the events described above shall not constitute a Change in Control unless they constitute a change in ownership or effective control of the Corporation, or a change in the ownership of a substantial portion of the assets of the Corporation, as described under Code Section 409A; or in the case of a liquidation or dissolution of the Corporation, such liquidation or dissolution complies with the procedures set forth in Treasury Regulation Section 1.409A-3(j)(4)(ix)(A).

**2.7** **"CODE"** means the Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

**2.8** **"COMMITTEE"** means the Compensation Committee of the Board, as specified in Article 3 herein, or such other committee appointed by the Board to administer the Plan.

**2.9** **"CONSULTANT"** means any consultant, agent, advisor, or independent contractor who renders services to the Corporation or one of its affiliates.

**2.10** **"CORPORATION"** means Huntington Bancshares Incorporated, a Maryland corporation, together with any and all Subsidiaries, and any successor thereto as provided in Article 22 herein.

**2.11** **"RESERVED"**

**2.12** **"DEFERRAL PERIOD"** means the period of time during which a Deferred Stock Unit is subject to deferral limitations under Article 10 herein.

**2.13** **"DEFERRED STOCK UNIT"** means an Award granted to a Participant pursuant to Article 10 herein of the right to receive Shares, or, if provided by the Committee, an alternative form of payment, at the end of a specified Deferral Period.

**2.14** **"DIRECTOR"** means any individual who is a member of the Board of Directors of Huntington Bancshares Incorporated.

**2.15** **"DIRECTOR DEFERRED COMPENSATION PLAN"** means the Huntington Bancshares Incorporated Director Deferred Compensation Plan, effective January 1, 2017, including any amendments thereto or any successor thereof.

**2.16** **"DISABILITY" or "DISABLED"** unless such term or an equivalent term is otherwise defined with respect to an Award by the Participant's Award Agreement, shall be as defined in any employment agreement between the Corporation and a Participant; provided however, that if there is no such employment agreement, "Disability" or "Disabled" shall be defined in the same manner as under the Corporation's long-term disability plan.

**2.17** **"DODD-FRANK ACT"** means the Dodd-Frank Wall Street Reform and Consumer Protection Act and any guidance thereunder.

**2.18** **"EFFECTIVE DATE"** shall have the meaning ascribed to such term in Article 1.2 herein.

**2.19 "EMPLOYEE"** means any employee of the Corporation. Directors who are not employed by the Corporation shall not be considered Employees under this Plan.

**2.20 "EXCHANGE ACT"** means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

**2.21 "EXECUTIVE DEFERRED COMPENSATION PLAN"** means the Huntington Bancshares Incorporated Executive Deferred Compensation Plan, effective January 1, 2012, including any amendments thereto or any successor thereof.

**2.22 "EXTRAORDINARY EVENTS"** means, with respect to the Corporation, any of the following: (i) changes in tax law, generally accepted accounting principles or other such laws or provisions affecting reported financial results, including unforeseen and extraordinary changes in statutes and regulations that govern the Corporation and its industry; (ii) accruals or charges relating to reorganization and restructuring programs; (iii) special gains, losses, or other financial impact in connection with the mergers and acquisitions involving the Corporation or any of its significant subsidiaries, the purchase or sale of branches or significant portions of the Corporation or any of its significant subsidiaries, or the sale of securities and investments of the Corporation; (iv) write-downs or write-offs of assets, including intangible assets such as goodwill and mortgage servicing rights (MSR) and valuation adjustments related to the impact of hedging (including MSR hedging); (v) litigation or claim matters; (vi) expenses relating to unplanned regulatory actions; (vii) any other significant item as discussed in management's discussion and analysis of financial condition and results of operation appearing or incorporated by reference in the annual report on Form 10-K filed with the Securities and Exchange Commission; (viii) gains and losses on the early repayment of debt; or (ix) any other unforeseen events or occurrences of a similar nature as set forth by the Committee.

**2.23 "FAIR MARKET VALUE"** shall be, on any given date, (1) the closing price at which the Shares were quoted on the NASDAQ Stock Market or such other established securities market on which the Shares are listed, or, if there were no reported sales of Shares on such date, then, unless otherwise required under Code Section 422, the business day immediately preceding such date; or (2) if the Shares are not listed for trading on a national exchange or if (1) above does not apply the price that the Committee in good faith determines through any reasonable valuation method that a Share might change hands between a willing buyer and a willing seller, neither being under compulsion to buy or to sell and both having reasonable knowledge of the relevant facts. Notwithstanding the above, for purposes of broker-facilitated cashless exercises of Awards involving Shares under the Plan, "Fair Market Value" shall mean the real-time selling price of such Shares as reported by the broker facilitating such exercises.

**2.24 "INCENTIVE STOCK OPTION" OR "ISO"** means an option to purchase Shares granted under Article 6 herein and which is designated as an Incentive Stock Option and which is intended to meet the requirements of Code Section 422.

**2.25 "INSIDER"** shall mean any person subject to the reporting requirements of Section 16 of the Exchange Act.

**2.26 "LONG-TERM PERFORMANCE AWARD"** means an Award to a Participant pursuant to Article 11 herein.

**2.27 "NONEMPLOYEE DIRECTOR"** means an individual who is a member of the Board but who is not an Employee.

**2.28 "NONQUALIFIED STOCK OPTION" OR "NQSO"** means an option to purchase Shares granted under Article 6 herein and which is not intended to meet the requirements of Code Section 422.

**2.29 "OPTION"** means an Incentive Stock Option, or a Nonqualified Stock Option granted to a Participant pursuant to Article 6 herein.

**2.30 "OPTION PRICE"** means the price at which a Share may be purchased by a Participant pursuant to an Option.

**2.31 "PARTICIPANT"** means an Employee, Director, or Consultant, provided however, that Nonemployee Directors and Consultants may not be Participants in any ISO granted under the Plan.

**2.32 "PERFORMANCE CYCLE"** shall mean the period that is no less than one year designated by the Committee during which the performance objectives or goals must be met for Awards granted under the Plan.

**2.33 "PERIOD OF RESTRICTION"** means the period during which the transfer of Shares of Restricted Stock or Restricted Stock Units is limited in some way, which may be the achievement of performance objectives or the passage of time, or both, such that the Shares or RSUs are subject to a substantial risk of forfeiture. A restriction based on the passage of time shall have a minimum one (1) year restriction period and shall not fully lapse until the date that is three (3) years after the date of grant except as otherwise may be provided in the Award Agreement for (a) Retirement, (b) involuntary terminations of employment without Cause, (c) death, or (d) Disability. Notwithstanding the foregoing, the Committee may provide for the grant of Awards with a time-based Period of Restriction shorter than mandated with respect to Awards representing no more than 5% of Shares available for grants (and subject to adjustment) under Article 4 of this Plan in such other circumstances that the Committee determines are in the best interests of the Corporation.

**2.34** **"PERSON"** shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as described in Section 13(d) thereof.

**2.35** **"PRIOR PLAN"** shall mean the Huntington Bancshares Incorporated 2018 Long-Term Incentive Plan which originally became effective on the date of the 2018 annual meeting of the Corporation's shareholders.

**2.36** **"QUALIFYING PERFORMANCE CRITERIA"** means any one or more of the following performance criteria upon which the achievement of specific, pre-established, performance goals for each Participant are based as determined by the Committee in connection with the grant and certification of Awards:

(a) revenue and income measures (which include sales, revenues, net income, earnings per share, non-interest income to total revenue ratio, non-interest income growth, interest income, net operating profit, interest income, pretax pre-provision (pretax income on a tax equivalent basis adjusted for provision expense, security gains and losses, and amortization of intangibles), adjusted net income after capital charges, economic value added, and earnings before interest, taxes, depreciation and amortization;

(b) expense and efficiency measures (which include "efficiency ratio" (the ratio of total non-interest operating expenses (less amortization of intangibles) divided by total revenues (less net security gains)), net interest margin, gross margins, operating margins, net-income margins, non-interest expense, operating efficiencies);

(c) operating measures (which include productivity ratios, loan growth, deposit growth, customer profitability, and market share);

(d) return measures (which include return on average equity, tangible common equity or return on tangible common equity, return on average assets, return on capital (actual or targeted), share price, share price growth, and total shareholder return);

(e) credit quality measures (which include non-performing asset ratio, net charge-off ratio, and reserve coverage of non-performing loans);

(f) leverage measures (which include debt-to-equity ratio and net debt);

(g) risk measures (which include interest-sensitivity gap levels, regulatory compliance, satisfactory audit results, maintenance of required common equity levels (including common equity tier 1 levels), and financial ratings);

(h) achievement of balance sheet, income statement, or cash-flow statement objectives;

(i) achievement of strategic objectives, goals, or milestones (which include customer satisfaction and employee satisfaction survey results);

(j) technology or innovation goals or objectives;

(k) consummation of acquisitions, dispositions, projects or other specific events or transactions;

(l) acquisition integration or disposition management goals or objectives;

(m) product, customer or market-related objectives (including product revenues, revenue mix, product growth, customer growth, number or type of customer relationships, customer satisfaction, cross-selling goals, associate satisfaction, market share, branding); and

(n) any other goals established by the Committee.

Qualifying Performance Criteria may be expressed in terms of (i) attaining a specified absolute level of the criteria, or (ii) a percentage increase or decrease in the criteria compared to a pre-established target, previous years' results, or a designated market index or comparison group, all as determined by the Committee. Qualifying Performance Criteria also may be expressed in the form of a "multiplier" that may be a number or percentage that is to be multiplied by the amount otherwise payable under an Award in order to calculate the total amount payable under an Award. The value of such multiplier will be determined by satisfaction of performance goals related to the Qualifying Performance Criteria. The Qualifying Performance Criteria may be measured on an absolute basis or relative to an established target, to previous year or other comparable period or periods' results, to a designated comparison group or groups, or to one or more designated external or internal indices or benchmarks, and may be applied either to the Corporation as a whole or to a business unit or subsidiary, in each case as determined by the Committee. Any specific metrics listed within the categories described above are intended to be illustrative and are not intended to be construed as limitations on the more general metrics. Qualifying Performance Criteria may be different for different Participants, as determined in the discretion of the Committee. The Committee may include or exclude Extraordinary Events or any other events or occurrences in establishing the performance goal based on the Qualifying Performance Criteria and may use any Extraordinary Event in determining whether the performance goal has been achieved.

**2.37** **"RESTRICTED STOCK"** means an Award granted to a Participant pursuant to Article 7 herein.

**2.38** **"RESTRICTED STOCK UNIT" OR "RSU"** means an Award granted to a Participant pursuant to Article 8 herein and which is settled (i) by the delivery of one (1) Share for each RSU, (ii) in cash in an amount equal to the Fair Market Value of one (1) Share for each RSU, or (iii) in a combination of cash and Shares, as determined by the Committee. The Award of an RSU represents the promise of the Corporation to deliver Shares, cash, or a combination thereof, as applicable, at the end of the Period of Restriction (or such later date as determined by the Committee) in accordance with and subject to the terms and conditions of the applicable Award Agreement, and is not intended to constitute a transfer of property within the meaning of Code Section 83(b).

**2.39** **"RETIREMENT"** with respect to an Award shall have the meaning set forth in the Participant's Award Agreement, unless it is otherwise defined in any other agreement between the Corporation and a Participant.

**2.40** **"SHARES"** means the shares of common stock of the Corporation.

**2.41** **"STOCK APPRECIATION RIGHT" OR "SAR"** means an Award, granted alone or in connection with a related Option, designated as a SAR, pursuant to Article 9 herein.

**2.42** **"SUBSIDIARY or "SUBSIDIARIES"** means any corporation or other entity whose financial statements are consolidated with the Corporation, or any corporation or other entity that would otherwise satisfy the definition of "service recipient" under Code Section 409A. With respect to Incentive Stock Options, the term Subsidiary or Subsidiaries shall include only those entities that qualify under Code Section 424(f) as a "subsidiary corporation" of the Corporation.

## Article 3. Administration

**3.1** **AUTHORITY OF THE COMMITTEE.** The Plan shall be administered by the Committee, except as limited by law or by the Charter or Bylaws of the Corporation. In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Committee shall have full power to:

(a) select the Participants who shall participate in the Plan;

(b) determine the sizes and types of Awards;

(c) determine the terms and conditions of Awards (which need not be consistent among Participants) in a manner consistent with the Plan, including, without limitation, (i) the exercise or purchase price of Shares pursuant to any Award, (ii) the Fair Market Value of Shares or other property where applicable, (iii) the method of payment for Shares purchased pursuant to any Award, (iv) the method for satisfaction of any tax withholding obligation arising in connection with an Award, including the withholding or delivery of Shares, (v) the timing, terms and conditions of the exercisability or vesting of any Award or any Shares acquired pursuant thereto, including how such terms relate to a Change in Control, (vi) the time of the expiration of any Award, (vii) the effect of a Participant's termination of service on any of the foregoing, and (viii) all other terms, conditions, and restrictions applicable to any Award or Shares acquired pursuant thereto consistent with the terms of the Plan;

(d) delegate authority to the Corporation's Chief Executive Officer and to the Chief Human Resources Officer to grant Awards under the Plan to any Participant other than (i) an executive who is subject to Section 16 of the Exchange Act, (ii) anyone who is an Executive Leadership Team Member of the Corporation, or (iii) a Director.

(e) construe and interpret the Plan and any agreement or instrument entered into under the Plan as they apply to Participants;

(f) establish, amend, or waive rules and regulations for the Plan's administration as they apply to Participants;

(g) require, whether or not provided for in the pertinent Award Agreement, of any Participant, the making of any representations or agreements that the Committee may deem necessary or advisable in order to comply with, or qualify for advantageous treatment under, applicable securities, tax, or other laws; and

(h) (subject to the provisions of Article 18 herein) amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan.

The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan. As permitted by law, the committee may delegate its authority as identified herein.

**3.2 DECISIONS BINDING.** All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive, and binding on all persons, including the Corporation, its shareholders, Employees, Participants, and their estates and beneficiaries.

## Article 4. Shares Subject to The Plan and Maximum Awards

**4.1 NUMBER OF SHARES AVAILABLE FOR GRANTS AND MAXIMUM AWARDS.** When first approved by shareholders, the Prior Plan reserved for issuance a maximum aggregate number of Shares equal to the sum of (i) 25 million (25,000,000) Shares plus (ii) the number of Shares authorized but not issued or subject to awards under the previous plan. Subject to adjustment as provided in this Article 4 herein, the maximum aggregate number of Shares hereby reserved for issuance to Participants under the Plan shall be no more than the sum of (i) thirty million (30,000,000), plus (ii) the number of Shares that are authorized, but not issued or subject to outstanding Awards under the Prior Plan as of the Effective Date. As of December 31, 2020, there were approximately 4.9 million (4,900,000) shares that were authorized, but not issued or subject to outstanding Awards under the Prior Plan. The Shares issued under the Plan may be authorized and unissued Shares or Shares purchased on the open market.

The following rules shall apply to grants of Awards under the Plan:

(a) The maximum aggregate number of Shares which may be subject to (1) one or more Option Awards pursuant to Article 6, (2) one or more SAR Awards (whether settled in cash, Shares, or a combination thereof) pursuant to Article 9, or (3) any combination of Option Awards or SAR Awards to a Participant shall be ten million (10,000,000) Shares over any five (5) year period.

(b) The maximum aggregate cash Award or cash equivalent value of an Award of Shares at the date of grant that may be paid with respect to any specified Performance Cycle to a Participant pursuant to any Long-Term Performance Award pursuant to Article 11 shall be twelve million dollars ($12,000,000).

(c) The maximum aggregate cash equivalent value at the date of grant of (1) Awards of Restricted Stock pursuant to Article 7, (2) Awards of RSUs pursuant to Article 8 (whether settled in cash, Shares, or a combination thereof, whether vesting of the RSUs is time-based, performance-based, or a combination thereof), (3) Awards of Deferred Stock Units under Article 10, or (4) any combination thereof that may be awarded to a Participant for any calendar year shall be twelve million dollars ($12,000,000).

(d) Notwithstanding the foregoing, the maximum aggregate cash equivalent value at the date of grant of Awards granted to Nonemployee Directors during the term of this Plan shall be $10,000,000.

The limitations set forth above shall apply only with respect to Awards granted under this Plan, and limitations on awards granted under any other incentive plan maintained by the Corporation shall be governed solely by the terms of such other plan.

**4.2 REDUCTION OF SHARES AND LAPSED AWARDS.** The maximum number of Shares available for issuance under the Plan shall be reduced by the full number of Shares covered by Option Awards and SAR Awards granted under the Plan. This reduction shall include the full number of Shares covered by any Option or SAR, regardless of whether (1) any Shares are tendered in payment of any Option or SAR, (2) any such Option, SAR, or other Award covering Shares under the Plan ultimately is settled in cash or by delivery of

Shares (either by share netting, an attestation process, or actual delivery), (3) Shares were used to satisfy the purchase price of an Award or to satisfy any tax withholdings, or (4) Shares were repurchased by the Company with Option or SAR proceeds. The maximum number of Shares available for issuance under the Plan shall be reduced by one (1) Share for every Share covered by all other Awards granted under the Plan. If, however, any Award granted under this Plan terminates, expires, is forfeited because any performance or time-based vesting requirements were not satisfied, or lapses for any reason, any Shares subject to such Award shall again be available for a grant of an Award under the Plan. For the avoidance of doubt, Awards payable and settled solely in cash shall not reduce the number of Shares available for Awards under the Plan.

**4.3 ADJUSTMENTS IN AUTHORIZED SHARES.** In the event that any dividend (other than normal cash dividends) or other distribution (whether in the form of cash, Shares, other securities or other property), stock split or a combination or consolidation of the outstanding Shares is declared with respect to the Shares, the authorized number of Shares that may be delivered under the Plan and that may be subject to outstanding Awards set forth in Article 4.1 shall be increased or decreased proportionately, and the Shares then subject to each Award shall be increased or decreased proportionately without any change in the aggregate purchase price or exercise price thereof.

In the event that Shares shall be changed into or exchanged for a different number or class of shares of stock or securities of the Corporation or of another corporation, whether through recapitalization, reorganization, reclassification, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Corporation, issuance of warrants or other rights to purchase Shares or other securities of the Corporation, or any other similar corporate transaction or event affects the Shares such than an equitable adjustment would be necessary to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the authorized number of Shares that may be delivered under the Plan and that may be subject to outstanding Awards set forth in Article 4.1 shall be adjusted proportionately, and an equitable adjustment shall be made to each Share subject to an Award such that no dilution or enlargement of the benefits or potential benefits occurs. Each such Share then subject to each Award shall be adjusted to the number and class of shares into which each outstanding Share shall be so exchanged such that no dilution or enlargement of the benefits occurs, all without change in the aggregate purchase price for the Shares then subject to each Award.

Action by the Committee pursuant to this Article 4.3 may include adjustment to any or all of: (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards or be delivered under the Plan; (ii) the number and type of Shares (other securities or other property) subject to outstanding Awards; (iii) the purchase price or exercise price of a Share under any outstanding Award or the measure to be used to determine the amount of the benefit payable on an Award; and (iv) any other adjustments the Committee determines to be equitable. Any adjustment of Options or SARs, however, shall be made in a manner to avoid being considered a modification within the meaning of Code Section 424(h)(3) and Code Section 409A.

Awards may be granted, in the discretion of the Committee, in substitution for similar awards held by individuals who become Employees, Nonemployee Directors, or Consultants as a result of (i) a merger, consolidation, or acquisition by the Corporation of another entity or (ii) the acquisition by the Corporation of substantially all of the assets of another entity. Unless otherwise required by applicable law or regulation, Shares granted through the assumption of or in substitution for outstanding awards granted by a company that is merged or consolidated with, or acquired by, the Corporation shall not be subject to the Share limitations of Article 4.1.

## Article 5. Eligibility and Participation

**5.1 ELIGIBILITY.** Persons eligible to participate in this Plan include any Employee, Nonemployee Director, and Consultant, including any Employee who is a member of the Board.

**5.2 ACTUAL PARTICIPATION.** Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees, Nonemployee Directors, and Consultants, those to whom Awards shall be granted and shall determine the nature and amount of each Award.

## Article 6. Stock Options

**6.1 GRANT OF OPTIONS.** Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee.

No Option shall be granted to any Employee, Nonemployee Director, or Consultant if, upon the granting of such Option, the number of Shares then subject to all Options to purchase held by the Employee, Nonemployee Director, or Consultant, as the case may be, plus the Shares then owned by such Employee, Nonemployee Director, or Consultant would constitute more than ten (10%) of the total combined voting power of all classes of stock of the Corporation. For the purpose of the preceding sentence, an Employee, Nonemployee Director, or Consultant shall be deemed to own all Shares which are attributable to him or her under Code Section 424(d), including, without limiting the generality of the foregoing, shares owned by his or her brothers, sisters, spouse, ancestors, and lineal descendants.

The Committee may not grant ISOs under the Plan to any Employee which would permit the aggregate Fair Market Value (determined on the date of grant) of Shares with respect to which ISOs (under this and any other plan of the Corporation) are exercisable for the first time by such Employee during any calendar year to exceed one hundred thousand dollars ($100,000). Any excess shall be deemed a NQSO. No ISO shall be granted to a Nonemployee Director or Consultant.

If Shares acquired upon exercise of an Incentive Stock Option are disposed of by a Participant prior to the expiration of either two (2) years from the date of grant of such Incentive Stock Option or one year from the transfer of Shares to such Participant pursuant to the exercise of such Incentive Stock Option, or in any other disqualifying disposition within the meaning of Code Section 422, such Participant shall notify the Corporation in writing of the date and terms of such disposition and shall cooperate with the Corporation with respect to any tax withholding required or resulting from such disqualifying dispositions. A disqualifying disposition by a Participant shall not affect the status of any other Incentive Stock Option granted under the Plan as an Incentive Stock Option.

**6.2 AWARD AGREEMENT.** Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the date of grant, vesting restrictions, if any, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO or an NQSO. Notwithstanding the foregoing, an Option shall have a minimum one (1) year vesting period and shall become fully vested no earlier than the date that is three (3) years after the date of grant of such Option, except as otherwise may be provided in the Award Agreement for (a) Retirement, (b) involuntary terminations of employment without Cause, (c) death, or (d) Disability. Notwithstanding the foregoing, the Committee may provide for the grant of Options with a time-based Period of Restriction shorter than mandated to the extent that the Shares underlying such Award and all other Awards granted under this Plan total no more than 5% of all Shares available for grants (subject to adjustment) under Article 4 of this Plan.

**6.3 OPTION PRICE.** The Option Price for each grant of an Option under this Plan shall be determined by the Committee but shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted; provided, however, that for Options granted through the assumption of or in substitution for outstanding awards granted by a company that is merged or consolidated with, or acquired by, the Company, the Option Price shall be determined by the Committee in its sole discretion and, if applicable, consistent with Code Section 424(a).

**6.4 DURATION OF OPTIONS.** Each Option granted to an Employee, Nonemployee Director, or Consultant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable on or later than the tenth ($10^{th}$) anniversary date of its grant.

**6.5 EXERCISE OF OPTIONS.**

(a) General. Except as otherwise provided in this Plan, Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance determine, which need not be the same for each grant or for each Participant. Options granted under this Article 6 shall be exercised by the delivery to the Corporation of written or other notice acceptable to the Corporation setting forth the number of Shares with respect to which the

Option is to be exercised. The Committee also may provide, in an Award Agreement or otherwise, that if a Participant has not exercised an Option the day before the Option would expire, and the Fair Market Value of the Shares underlying such Option exceeds the Option Price, such Option shall be automatically exercised immediately before it would otherwise expire.

(b) Method of Exercise. The Option Price upon exercise of any Option shall be payable to the Corporation in full either: (a) in cash or its equivalent; (b) by tendering previously acquired Shares, including by attestation, having an aggregate Fair Market Value equal to the total Option Price; (c) by authorizing the Corporation to withhold from the total number of Shares as to which the Option is being exercised the number of Shares having a Fair Market Value on the date of exercise equal to the total Option Price; (d) by a combination of (a), (b), and (c); (e) subject to applicable securities laws and restrictions, through a broker-facilitated cashless exercise procedure acceptable to the Committee, or (f) by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law.

**6.6 EXERCISE UPON TERMINATION OF EMPLOYMENT.** Except as otherwise provided in this Plan or as otherwise provided in the Award Agreement or by the Committee, in the event that the employment of a Participant is terminated for any reason other than death, Disability, or Retirement, the rights under each then outstanding unvested Option granted to the Participant pursuant to the Plan shall be forfeited and any vested Option shall terminate upon the earlier of (1) the expiration of such Option, or (2) sixty (60) days after the Participant's termination of employment, unless such termination of employment was for Cause.

In the event that the employment of a Participant is terminated by reason of Retirement, each then outstanding Option of such Participant shall continue to be exercisable at such times and be subject to such restrictions and conditions, including expiration, as set forth in the applicable Award Agreement. Notwithstanding any other provision in the Plan to the contrary, in the event of the Retirement of a Participant, each then outstanding vested ISO not exercised within three (3) months of termination of employment shall automatically convert to an NQSO.

In the event that the employment of a Participant is terminated by reason of death or Disability, all such Participant's then outstanding Options shall become exercisable in full, and the Participant or (in the case of a Participant's death) the executor or administrator of such Participant's estate or a person or persons who have acquired the Options directly from such Participant by bequest, inheritance, or by reason of written designation as a beneficiary on a form proscribed by the Corporation, shall have until the earlier of (i) the expiration dates of such Options or (ii) thirteen (13) months after the Participant's date of death or Disability, to exercise such Options. Notwithstanding any other provision in the Plan to the contrary, in the event of the Disability of a Participant, each then outstanding vested ISO not exercised within twelve (12) months of termination of employment shall automatically convert to an NQSO.

Notwithstanding any provision of the Plan to the contrary, if a Participant's employment is terminated for Cause, the rights under each then outstanding Option granted to the Participant pursuant to the Plan shall immediately terminate, regardless of whether the Participant otherwise would have qualified for Disability or Retirement.

In addition to the foregoing, the Committee may include such provisions in the Award Agreement entered into with each Participant as it deems advisable (which may be more restrictive than described above), which provisions need not be uniform among all Options issued pursuant to this Article 6, and which may reflect distinctions based on the reasons for termination of employment.

**6.7 EXERCISE UPON TERMINATION OF DIRECTORSHIP OR CONSULTANCY.** Except as otherwise provided in this Plan, if a Participant's status as a Nonemployee Director or Consultant ceases for any reason other than Retirement or death, any outstanding NQSO granted to such Participant under the Plan shall terminate thirteen (13) months after the termination of such Participant's status as a Nonemployee Director or Consultant, as the case may be; provided, however, that no Option shall be exercisable after its expiration date.

If a Participant's status as a Nonemployee Director or Consultant ceases by reason of Retirement, then all such Participant's outstanding Options shall become exercisable in full, and such Participant may exercise such Options until their expiration date.

If a Participant's status as a Nonemployee Director or Consultant ceases by reason of death, or a Participant who was a Nonemployee Director or Consultant dies after Retirement, all such Participant's then outstanding Options shall become exercisable in full, and the executor or administrator of such Participant's estate or a person or persons who have acquired the Options directly from such Participant by bequest, inheritance, or by reason of written designation as a beneficiary on a form proscribed by the Corporation, shall have until the expiration dates of such Options or thirteen (13) months after the Participant's date of death, whichever first occurs, to exercise such Options.

**6.8 RESTRICTIONS ON SHARE TRANSFERABILITY.** In addition to the foregoing, the Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

**6.9 DIVIDENDS AND OTHER DISTRIBUTIONS.** Participants shall not be entitled to dividends or dividend equivalents with respect to an Option.

**6.10 NON-TRANSFERABILITY OF OPTIONS.** No Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a Participant, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant.

## Article 7. Restricted Stock

**7.1 GRANT OF RESTRICTED STOCK.** Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to Participants in such amounts as the Committee shall determine.

**7.2 RESTRICTED STOCK AGREEMENT.** Each Restricted Stock grant shall be evidenced by a Restricted Stock Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock granted, and such other provisions as the Committee shall determine.

**7.3 OTHER RESTRICTIONS.** The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, restrictions based upon the achievement of specific performance objectives (Corporation-wide, business unit, and/or individual), Qualifying Performance Criteria, a Performance Cycle, time-based restrictions, and/or restrictions under applicable federal or state securities laws. Notwithstanding the foregoing, the Period of Restriction under any Restricted Stock Agreement shall have a minimum one (1) year period of restriction and may not fully lapse until the date that is three (3) years after the date of grant of such Restricted Stock, except as otherwise may be provided in the Award Agreement for (a) Retirement, (b) involuntary terminations of employment without Cause, (c) death, or (d) Disability. Notwithstanding the foregoing, the Committee may provide for the grant of Restricted Stock with a time-based Period of Restriction shorter than mandated to the extent that the Shares underlying such Award and all other Awards granted under this Plan total no more than 5% of all Shares available for grants (subject to adjustment) under Article 4 of this Plan.

The Corporation shall either retain the certificates representing Shares of Restricted Stock in the Corporation's possession or shall hold the Shares of Restricted Stock electronically with its transfer agent in the name of applicable Participants and for the benefit of applicable Participants until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.

Except as otherwise provided in this Article 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after the last day of the applicable Period of Restriction.

**7.4 VOTING RIGHTS.** During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares.

**7.5 DIVIDENDS AND OTHER DISTRIBUTIONS.** During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may, at the discretion of the Committee, be credited with regular cash dividends paid with respect to the underlying Shares while they are so held. Such dividends shall not be paid currently and instead shall either be accrued as contingent cash obligations or be converted into additional Shares of Restricted Stock subject to the same vesting conditions as the original grant and upon such terms as the Committee establishes. For the avoidance of doubt, such dividend equivalents shall not be paid unless and until the Shares underlying such Awards vest.

**7.6 NONTRANSFERABILITY.** During any Period(s) of Restriction, the Participant shall have no right to transfer any rights with respect to its Award of Shares of Restricted Stock.

## Article 8. Restricted Stock Units

**8.1 GRANT OF RSUs.** Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant RSUs to Participants in such amounts as the Committee shall determine.

**8.2 AWARD AGREEMENT.** Each RSU shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of RSUs granted, the form of payment of the RSU, and such other provisions as the Committee shall determine.

**8.3 OTHER RESTRICTIONS.** The Committee shall impose such other conditions and/or restrictions on any RSUs granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each RSU, restrictions based upon the achievement of specific performance objectives (Corporation-wide, business unit, and/or individual), Qualifying Performance Criteria, a Performance Cycle, time-based restrictions, and/or restrictions under applicable federal or state securities laws. Notwithstanding the foregoing, the Period of Restriction under any Restricted Stock Unit Award Agreement shall have a minimum one (1) year period of restriction and may not fully lapse until the date that is three (3) years after the date of grant of such RSU, except as otherwise may be provided in the Award Agreement for (a) Retirement, (b) involuntary terminations of employment without Cause, (c) death, or (d) Disability. Notwithstanding the foregoing, the Committee may provide for the grant of RSUs with a time-based Period of Restriction shorter than mandated to the extent that the Shares underlying such Award and all other Awards granted under this Plan total no more than 5% of all Shares available for grants (subject to adjustment) under Article 4 of this Plan.

**8.4 VOTING RIGHTS.** Prior to the distribution of Shares (if any) under an RSU, Participants holding RSUs may not exercise any voting rights with respect to such RSUs.

**8.5 DIVIDENDS AND OTHER DISTRIBUTIONS.** During the Period of Restriction, unless otherwise determined by the Committee in its discretion, Participants holding RSUs shall not be entitled to any dividends or dividend equivalents with respect to such RSUs. Notwithstanding the foregoing, if dividend equivalents are awarded with respect to any RSUs, such dividend equivalents may not be paid currently and instead shall either be accrued as contingent cash obligations or be converted into RSUs subject to the same performance-based conditions as the original grant and upon such other terms as the Committee establishes. For the avoidance of doubt, such dividend equivalents shall not be paid unless and until the Shares underlying such Awards vest.

**8.6. NONTRANSFERABILITY.** During any Period(s) of Restriction, the Participant shall have no right to transfer any rights with respect to his or her Award of RSUs.

## Article 9. Stock Appreciation Rights

**9.1 GRANT OF SARs.** Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant SARs to Participants in such amounts as the Committee shall determine. A SAR shall represent a right to receive a payment in cash, Shares, or a combination thereof, equal to the excess of the Fair Market Value of a specified number of Shares on the date the SAR is exercised over an amount (the "SAR exercise price") which shall be no less than the Fair Market Value on the date the SAR was granted (or the Option Price for SARs granted in tandem with an Option), as set forth in the applicable Award Agreement.

**9.2 AWARD AGREEMENT.** Each SAR grant shall be evidenced by an Award Agreement that shall specify the SAR exercise price, the duration of the SAR, the number of Shares to which the SAR pertains, whether the SAR is granted in tandem with the grant of an Option or is freestanding, the form of payment of the SAR upon exercise, and such other provisions as the Committee shall determine. SARs granted under this Article

9 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve and which shall be set forth in the applicable Award Agreement, which need not be the same for each grant or for each Participant. Notwithstanding the foregoing, a SAR shall have a minimum of one (1) year vesting period and shall not fully vest until the date that is three (3) years after the date of grant of such SAR, except as otherwise may be provided in the Award Agreement for (a) Retirement, (b) involuntary terminations of employment without Cause, (c) death, or (d) Disability. Notwithstanding the foregoing, the Committee may provide for the grant of SARs with a time-based Period of Restriction shorter than mandated to the extent that the Shares underlying such Award and all other Awards granted under this Plan total no more than 5% of all Shares available for grants (subject to adjustment) under Article 4 of this Plan.

**9.3 DURATION OF SAR.** Each SAR granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no SAR shall be exercisable on or later than the tenth (10$^{th}$) anniversary date of its grant.

**9.4 EXERCISE.** SARs shall be exercised by the delivery to the Corporation of written or other notice of exercise acceptable to the Corporation, setting forth the number of Shares with respect to which the SAR is to be exercised. The date of exercise of the SAR shall be the date on which the Corporation shall have received notice from the Participant of the exercise of such SAR. SARs granted in tandem with the grant of an Option may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. SARs granted in tandem with the grant of an Option may be exercised only with respect to the shares for which its related Option is then exercisable.

With respect to SARs granted in tandem with an ISO, (a) such SAR will expire no later than the expiration of the underlying ISO, (b) the value of the payout with respect to such SAR may be for no more than 100% of the difference between the Option Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time such SAR is exercised, and (c) such SAR may be exercised only when the Fair Market Value of the Shares subject to the underlying ISO exceeds the Option Price of the ISO.

SARs granted independently from the grant of an Option may be exercised upon the terms and conditions contained in the applicable Award Agreement. In the event the SAR shall be payable in Shares, a certificate for the Shares acquired upon exercise of an SAR shall be issued in the name of the Participant, or the Corporation shall transfer the Shares electronically from its transfer agent to the Participant, as soon as practicable following receipt of notice of exercise. No fractional Shares will be issuable upon exercise of the SAR and, unless provided in the applicable Award Agreement or otherwise determined by the Committee, the Participant will receive cash in lieu of fractional Shares.

**9.5 EXERCISE UPON TERMINATION OF EMPLOYMENT OR SERVICE.** Each Participant's Award Agreement shall set forth the extent to which the Participant shall have the right to exercise a SAR following termination of the Participant's employment or service with the Corporation. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into the Participants, need not be uniform among all SARs issued pursuant to this Article 9, and may reflect distinctions based on the reasons for termination of employment or service.

**9.6 DIVIDENDS AND OTHER DISTRIBUTIONS:** Participants shall not be entitled to dividends or dividends equivalent with respect to SARs.

**9.7 NON-TRANSFERABILITY.** Unless otherwise determined by the Committee in its discretion, no SAR granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, SARs granted in tandem with an ISO granted to a Participant under the Plan shall be exercisable during the Participant's lifetime only by such Participant.

## Article 10. Deferred Stock Units and Other Incentive Awards

**10.1 GRANT OF DEFERRED STOCK UNITS.** Subject to the terms and provisions of the Plan, the Committee may authorize the grant or sale of Deferred Stock Units to Participants in such amounts the Committee shall determine. Each such grant or sale shall constitute the agreement by the Corporation to deliver Shares to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the Deferral Period as the Committee may specify. Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Fair Market Value of the Shares at the date of grant.

**10.2 AWARD AGREEMENT.** Each grant or sale of Deferred Stock Units shall be evidenced by an Award Agreement, which shall specify the form of payment of the Award and contain such terms and provisions, consistent with this Plan, as the Committee may approve.

**10.3 DEFERRAL PERIOD.** Each such grant or sale shall be subject, except (if the Committee shall so determine) in the event of a Change in Control or other similar transaction or event, to a Deferral Period of not less than one (1) year, as determined by the Committee at the date of grant.

**10.4 VOTING RIGHTS.** During the Deferral Period, the Participant shall have no rights of ownership in the Shares of Deferred Stock Units and shall have no right to vote them.

**10.5 DIVIDENDS.** During the Deferral Period (or Period of Restriction for any other incentive Award described in Section 10.7), the Committee may, at or after the date of grant, authorize payment of dividend equivalents on any Shares underlying Deferred Stock Units or other incentive Awards described in Section 10.7. If dividend equivalents are awarded with respect to any Deferred Stock Units or other incentive Awards, such dividend equivalents shall not be paid currently and instead shall either be accrued as contingent cash obligations or be converted into Shares of performance-based Deferred Stock Units or other incentive Awards subject to the same performance-based conditions as the original grant and upon such other terms as the Committee establishes. For the avoidance of doubt, such dividend equivalents shall not be paid unless and until the Shares underlying such Awards vest.

**10.6 NON-TRANSFERABILITY.** During the Deferral Period, no Shares underlying Deferred Stock Units may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

**10.7 OTHER INCENTIVE AWARDS.** The Committee may from time to time grant other incentive Awards, including Shares and other Awards under the Plan that are valued in whole or in part by reference to, or are otherwise based upon the Fair Market Value of Shares and are payable in cash, Shares, or a combination of cash and Shares. The Committee, in its sole discretion, shall determine the terms and conditions of such Awards, which shall be consistent with the terms and purposes of the Plan. Accordingly, the Period of Restriction under any such other incentive Award Agreement shall have a minimum one (1) year period of restriction and may not fully lapse until the date that is three (3) years after the date of grant of such Award, except as otherwise may be provided in the Award Agreement for (a) Retirement, (b) involuntary terminations of employment without Cause, (c) death, or (d) Disability. Notwithstanding the foregoing, the Committee may provide for the grant of other incentive Awards with a time-based Period of Restriction shorter than mandated to the extent that the Shares underlying such Award and all other Awards granted under this Plan total no more than 5% of all Shares available for grants (subject to adjustment) under Article 4 of this Plan. If any dividend equivalents are granted with respect to other incentive Awards, they will be paid in the manner described under Section 10.5 of this Plan.

## Article 11. Long-Term Performance Awards

**11.1 LONG-TERM PERFORMANCE AWARDS.** Subject to the terms and provisions of the Plan, a Participant shall have the opportunity to receive an Award of cash, Shares, or a combination thereof, in such amounts and upon such terms and at such times as determined by the Committee in its sole discretion.

**11.2 TERMS OF LONG-TERM PERFORMANCE AWARDS.** The Committee shall set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number of Shares and/or value of Long-Term Performance Awards that will be paid to the Participant. The Committee shall establish the Performance Cycle for each Long-Term Performance Award (which shall be no less then one year) and shall impose such other conditions and/or restrictions on any Long-Term Performance Awards as it may deem advisable including, without limitation, restrictions based upon the achievement of specific performance objectives (Corporation-wide, business unit, and/or individual), Qualifying Performance Criteria, time-based restrictions, and/or restrictions under applicable federal or state securities laws.

**11.3 EARNING OF LONG-TERM PERFORMANCE AWARDS.** Subject to the terms of this Plan and Article 11, after the applicable Performance Cycle has ended, the Participant shall be entitled to receive a payment of the number of Shares and/or cash earned by the Participant over the applicable Performance Cycle. Notwithstanding the satisfaction of the performance objectives, except in the case of a Change in Control, the Committee has the discretion to reduce or eliminate a Long-Term Performance Award that would otherwise be paid to any Participant based on the Committee's evaluation of Extraordinary Events or other factors.

**11.4 FORM AND TIMING OF PAYMENT OF LONG-TERM PERFORMANCE AWARDS.** Payment of Long-Term Performance Awards shall be made as soon as practical following the close of the applicable Performance Cycle in a manner designated by the Committee, in its sole discretion. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay Long-Term Performance Awards in the form of cash or in Shares (or in a combination thereof) which have an aggregate Fair Market Value equal to the value of the Long-Term Performance Awards at the close of the applicable Performance Cycle. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee.

**11.5 REQUIREMENT OF EMPLOYMENT.** Except as otherwise provided in this Plan and as specified in Article 17, a Participant must remain in the employment of the Corporation until the payment of a Long-Term Performance Award in order to be entitled to payment; provided, however, that the Committee may, in its sole discretion, provide for a partial or full payment in the event the Participant is not so employed.

**11.6 DIVIDEND EQUIVALENTS.** For any Performance Cycle, the Committee may authorize payment of dividend equivalents on any Shares underlying Performance Awards. Such dividend equivalents may not be paid currently and instead shall either be accrued as contingent cash obligations or be converted into Shares subject to the same performance-based conditions as the original grant of Performance Awards and upon such other terms as the Committee establishes. For the avoidance of doubt, such dividend equivalents shall not be paid unless and until the Awards vest. Notwithstanding anything herein to the contrary, no dividend equivalents may be paid on any Shares underlying Performance Awards that failed to vest or that have been forfeited by the Participant.

**11.7 NON-TRANSFERABILITY.** A Long-Term Performance Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

## Article 12. Establishment and Certification of Awards

**12.1 ESTABLISHMENT OF QUALIFYING PERFORMANCE CRITERIA.** At such time deemed appropriate by the reasonable estimation of the Committee, the Committee shall, in its sole discretion, for each such Performance Cycle, determine and establish in writing one or more performance goals based on one or more Qualifying Performance Criteria applicable to the Performance Cycle for each Participant. The Committee may establish any number of differing Performance Cycles, performance goals, Qualifying Performance Criteria, and Awards for Participants running concurrently, in whole or in part.

**12.2 CERTIFICATION OF ACHIEVEMENT OF QUALIFYING PERFORMANCE CRITERIA AND AMOUNT OF AWARDS.** After the end of each Performance Cycle, or such earlier date if the Qualifying Performance Criteria are achieved, the Committee shall certify in writing, prior to the payment of any Award to a Participant, that the performance goal based on the Qualifying Performance Criteria for the Performance Cycle and all other material terms of the Plan were satisfied. This certification will include certification of the multiplier to be applied to the amount otherwise payable under an Award to determine the number of Shares or amount of cash to be paid to a Participant under an Award.

**12.3 MAXIMUM AWARD TO PARTICIPANTS.** The maximum aggregate number of Shares that may be subject to an Award and the maximum amount of compensation (whether represented by Shares, cash, or a combination thereof) that may be payable to a Participant shall be governed by Article 4 of this Plan.

**12.4 TAX AND SECURITY LAWS.** In the event that applicable tax and securities laws change to permit the Committee discretion to alter any terms of the Plan without obtaining shareholder approval of such changes, the Committee shall have the sole discretion to make such changes without obtaining shareholder approval.

## Article 13. Beneficiary Designation

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Corporation, and will be effective only when filed by the Participant in writing with the Corporation during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's brokerage account established for the Participant under this Plan. If the Participant designated a beneficiary for the brokerage account, benefits will be distributed to such beneficiary. Otherwise, benefits will be distributed in accordance with the beneficiary procedures under the brokerage account.

## Article 14. Deferrals

**14.1 PARTICIPANT-INITIATED DEFERRALS.** Unless otherwise provided by the Committee, a Participant may elect to defer payment of the Participant's Award under the Plan if deferral of an Award under the Plan is permitted pursuant to the terms of the Executive Deferred Compensation Plan or the Director Deferred Compensation Plan, as applicable, and the deferral complies with the terms of the Executive Deferred Compensation Plan and Director Deferred Compensation Plan, as applicable, and is completed under a procedure that is intended to comply with Code Section 409A and any guidance thereunder.

**14.2 COMMITTEE-INITIATED DEFERRALS.** Notwithstanding any provision of the Plan to the contrary, any payment due under this Plan to an "Executive Officer" under the Dodd-Frank Act shall not be made until such period specified under the Dodd-Frank Act, if applicable. If during this deferral period, (1) the Corporation experiences a financial loss or (2) the Committee learns of inappropriate risk-taking activities by the Participant, the Committee will reduce the amount of the payment otherwise due to the Participant, in accordance with the procedures set forth in the Dodd-Frank Act. In addition, except in the situation of a Change in Control, the Committee may defer payment of an Award for such period as the Committee may determine. Any such deferrals of payment under this paragraph shall be made in compliance with the Executive Deferred Compensation Plan or the Director Deferred Compensation Plan, as applicable, all applicable federal and state banking regulations, including the Dodd Frank Act, and in a manner that is intended to comply with Code Section 409A and any guidance thereunder.

## Article 15. Discretion to Reduce Awards and Delay Payment

Except as specifically provided in this Plan or an Award Agreement, the Committee has no discretion to reduce or eliminate an Award settled in Shares that would otherwise be paid to any Participant. Notwithstanding any provision of this Plan to the contrary, except in the event of a Change in Control, the Committee has the discretion to reduce or eliminate an Award settled in cash that would otherwise be paid to any Participant based on the Committee's evaluation of Extraordinary Events or other factors described in Article 20. Also notwithstanding any provision of this Plan to the contrary, the Committee, in its sole discretion, may delay making payment to a Participant of Shares or cash with respect to an Award, if the Committee reasonably believes that the making of the payment violates federal securities laws. In such circumstances, the payment will be made at the earliest date at which the Committee believes that the making of the payment will not cause the securities law violation. Additionally, if the Committee reasonably believes that the exercise of an Option would violate any applicable laws, government regulations, requirements of any securities exchange on which the Corporation's Shares are traded, or any insider trading policy of the Corporation, the Committee, in its sole discretion, may prohibit any Participant from exercising an Option for such period of time that the Committee considers necessary to avoid such violation.

## Article 16. Effect of Change in Control

Except as otherwise provided in the Plan, any Award Agreement granted hereunder, or any employment agreement between the Corporation and a Participant, upon a Change in Control all outstanding Awards which are subject to a Period of Restriction or are not fully vested shall become fully exercisable and all restrictions thereon shall terminate if:

(a) within 12 months after a Change in Control of the Corporation occurs, the Participant's service has been terminated by the Corporation (provided that such termination is for a reason other than for Cause); or

(b) (1) the Corporation previously terminated the Participant's service without Cause during the year before the Change in Control was consummated but after a third party or the Corporation had taken steps reasonably calculated to effect a Change in Control, and (2) it is reasonably demonstrated by the Participant that such termination of service was in connection with or in anticipation of a Change in Control.

Notwithstanding the foregoing, the Committee may determine and provide through an Award Agreement, or other means, the treatment of partially completed Performance Cycles (if any) for any Awards outstanding upon a Change in Control. Further, the Committee, as constituted before such Change in Control, is authorized, and has sole discretion, as to any Award, either at the time such Award is granted hereunder or any time thereafter, to take any one or more of the following actions: (i) provide for the cancellation of any Option or SAR for an amount of cash equal to the difference between the exercise price and the then Fair Market Value of the Shares covered thereby had such Option or SAR been currently exercisable, but only upon prior approval of the Corporation's shareholders of such action; (ii) make such adjustment to any such Award then outstanding as the Committee deems appropriate to reflect such Change in Control; or (iii) cause any such Award then outstanding to be assumed, by the acquiring or surviving corporation, after such Change in Control.

## Article 17. Rights of Employees

**17.1 EMPLOYMENT.** Nothing in the Plan shall interfere with or limit in any way the right of the Corporation to terminate any Participant's employment at any time, with or without Cause, nor confer upon any Participant any right to continue in the employ of the Corporation.

**17.2 PARTICIPATION.** No Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

## Article 18. Amendment, Modification, Extension, Renewal, and Termination

Subject to the requirements of Code Section 409A, Code Section 424, and the Plan, the Committee may modify, extend, or renew outstanding Awards, or accept the surrender of outstanding Awards (to the extent not previously exercised and to the extent such surrender does not require shareholder approval as described below) granted under the Plan and authorize the granting of new Awards under the Plan in substitution of such Awards, and the modified, extended, renewed, or substituted Awards may have any provisions that are authorized by the Plan. The Board or Committee may at any time and from time to time, alter, amend, suspend, or terminate the Plan in whole or in part. Notwithstanding any provision to the contrary, however, the Committee shall not have the authority to, without shareholder approval, (1) change the limits set forth in Article 4.1, (2) change the minimum Option Price, (3) change eligible Participants to receive Awards, (4) reprice or alter the Option Price of any Option or exercise price of any SAR, previously awarded to any Participant, whether through amendment, exchange, cancellation and replacement grant, taking any action that would be treated as a repricing under the rules and regulations of the principal securities exchange on which the Shares are traded, or any other means, (5) buy out or cancel an existing Option or SAR (or accept the surrender thereof) in exchange for an amount of cash or Shares when the Fair Market Value of the Shares covered by the Option or SAR is less than the Option Price or exercise price of the SAR, or (6) permit the purchase of Shares subject to any unvested Option or SAR or waive the vesting requirement of any unvested Award except as a result of (a) a Change in Control, (b) the death of a Participant, or (c) a Participant's separation from service with the Corporation as defined in accordance with Code Section 409A) due to Retirement or involuntary termination without Cause. Notwithstanding any provision of the Plan to the contrary, if the Committee determines that any Award may or does not comply with Code Section 409A, the Corporation may amend the Plan and the affected Award Agreement, or take any other action, without the Participant's consent, that the Committee believes necessary or appropriate to (1) exempt the Plan and any Award from the application of Code Section 409A, or (2) comply with the requirements of Code Section 409A.

## Article 19. Withholding

**19.1 TAX WITHHOLDING.** The Corporation shall have the power and the right to deduct or withhold, or require a Participant to remit to the Corporation, an amount sufficient to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

**19.2 SHARE WITHHOLDING.** With respect to withholding required upon the exercise of Options, upon the lapse of restrictions on Restricted Stock, RSUs, SARs, or Deferred Stock Units, or upon any other taxable event arising as a result of Awards granted hereunder, Participants may elect to satisfy the tax withholding requirement, in whole or in part, by (i) having the Corporation withhold Shares having a Fair Market Value on the date the tax is to be determined in an amount that does not exceed the maximum individual statutory tax rate in a given jurisdiction, or such other amount that does not trigger adverse accounting treatment under ASC 718 or any successor thereto, as determined by the Committee, or (ii) the delivery of shares to the Corporation (including attestation) having a Fair Market Value equal to the amount of the tax withholding obligations related to the transaction. All such elections shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate. Delivery or withholding of fractional Shares shall not be permitted.

## Article 20. Forfeiture

Except on or after a Change in Control or as otherwise provided in the applicable Award Agreement, and notwithstanding any other provisions in the Plan, in the event of:

(1) a serious breach of conduct by a Participant or former Participant (including, without limitation, any conduct prejudicial to or in conflict with the Corporation or any securities laws violations including any violations under the Sarbanes-Oxley Act of 2002), or

(2) any activity of a Participant or former Participant in which the Participant or former Participant solicits or takes away customers or potential customers with whom the Participant or former Participant had contact with or responsibility for during the Participant's or former Participant's employment with the Corporation (individually and collectively referred to as "Misconduct"),

the Committee shall (a) terminate any outstanding Award granted to the Participant, in whole or in part, whether or not vested, and (b) if such Misconduct occurs within three (3) years of the exercise or payment of an Award, require the Participant or former Participant to repay the Corporation any gain realized or payment received upon the exercise or payment of such Award (with such gain or repayment valued as of the date of exercise or payment), without regard to when such Misconduct is actually discovered by the Corporation. Such termination or repayment obligation shall be effective as of the date specified by the Committee. Any repayment obligation may be satisfied in Shares or cash or a combination thereof (based upon the Fair Market Value of the Shares on the day prior to the repayment) and the Committee may provide for an offset of any future payments owed by the Corporation to such person if necessary to satisfy the repayment obligation. The determination of whether any Participant or former Participant has engaged in a serious breach of conduct or any prohibited solicitation shall be determined by the Committee in good faith and in its sole discretion.

Further, notwithstanding any provision of the Plan to the contrary, if the Corporation is required to restate any of its financial statements because of a material financial reporting violation, the Corporation shall recover the amount in excess of the Award payable under the Corporation's restated financial statements, or such other amount required under the Dodd-Frank Act or any other applicable law or policy. The Corporation shall recover this amount from any current or former Participant who received a payment under this Plan during the three-year period preceding the date on which the restatement is required, or from any other individual specified in the Dodd-Frank Act. In addition, if the Committee determines that a Participant (1) took unnecessary or excessive risk, (2) manipulated earnings, or (3) engaged in any misconduct described in the Huntington Bancshares Incorporated Recoupment Policy (the "Recoupment Policy"), the Committee shall terminate the Participant's participation in this Plan and require repayment of any amount previously paid under this Plan in accordance with the terms of the Recoupment Policy, any other applicable policy of the Corporation, and any other applicable laws and regulations.

## Article 21. Indemnification

Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Corporation against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Corporation's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Corporation an opportunity at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Corporation's Charter or Bylaws, as a matter of law, or otherwise, or any power that the Corporation may have to indemnify them or hold them harmless.

## Article 22. Successors

All obligations of the Corporation under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Corporation, whether the existence of such successor is the result of a direct or indirect purchase of all or substantially all of the business and/or assets of the Corporation, or a merger, consolidation, or otherwise.

## Article 23. Unfunded Plan

The Plan shall be unfunded and the Corporation shall not be required to segregate any assets that may at any time be represented by Awards under the Plan. Any liability of the Company to any person with respect to any Awards under the Plan shall be based solely upon any contractual obligations that may be effected pursuant to the Plan. Except as provided herein, no such obligation of the Corporation shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Corporation.

## Article 24. Notification Under Code Section 83(B)

If the Participant, in connection with the exercise of any Option, or the grant of Shares from an Award of SARs, or Restricted Stock, desires to make the election permitted under Code Section 83(b) to include in such Participant's gross income in the year of transfer the amounts specified in Code Section 83(b), then such Participant shall notify the Corporation of the desired election within ten (10) days before the filing of the notice of the election with the Internal Revenue Service in addition to any filing and notification required under regulations issued under Code Section 83(b). The Committee may, in connection with the grant of an Award or at any time thereafter before such an election being made, prohibit a Participant from making the election described above.

## Article 25. Other Plans

Nothing in this Plan shall be construed as limiting the authority of the Committee, the Board of Directors, the Corporation or any Subsidiary to establish any other compensation plan, or as in any way limiting its or their authority to pay bonuses or supplemental compensation to any persons employed by the Company or a Subsidiary, whether or not such person is a Participant in this Plan and regardless of how the amount of such compensation or bonus is determined.

## Article 26. Legal Construction

**26.1 GENDER AND NUMBER.** Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

**26.2 SEVERABILITY.** In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included, but only if the intent of the Plan can be implemented without such severed provision.

**26.3 REQUIREMENTS OF LAW.** The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

**26.4 GOVERNING LAW.** In order to benefit Participants by establishing a uniform application of law with respect to the administration of the Plan, the Plan and all agreements hereunder shall be interpreted in accordance with Ohio law, except to the extent superseded by federal law and without regard to any choice of law provisions. Any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Plan, shall be brought in any court of the State of Ohio and of the United States for the Southern District of Ohio. The Corporation, each Participant, and any related parties irrevocably and unconditionally consent to the exclusive jurisdiction of such courts in any such litigation related to this Plan and any agreements hereunder, such parties irrevocably and unconditionally waive any objection that venue is improper or that such litigation has been brought in an inconvenient forum.

**26.5 CODE SECTION 409A.** Anything under the Plan or an Award Agreement to the contrary notwithstanding, to the extent applicable, it is intended that Awards under the Plan be administered, interpreted, and construed in a manner necessary to comply with Code Section 409A or, to the extent administratively practicable, an exception to Code Section 409A. An Award that provides for a "deferral of compensation" subject to Code Section 409A shall comply with the provisions of Code Section 409A, and the Plan and all applicable Awards shall be construed and applied in a manner consistent with this intent. In furtherance thereof, any amount constituting a "deferral of compensation" under Treasury Regulation Section 1.409A-1(b) that is payable to a Participant upon a Retirement or other termination of service will be payable only if such event qualifies as a separation from service of the Participant (within the meaning of Treasury Regulation Section 1.409A-1(h)). Further, any amount constituting a "deferral of compensation" under Treasury Regulation Section 1.409A-1(b) that is payable to a Participant upon the Participant's separation from service (other than due to the Participant's death), occurring while the Participant shall be a "specified employee" (within the meaning of Treasury Regulation Section 1.409A-1(i) and the Corporation's Executive Deferred Compensation Plan (or any successor thereto)) of the Company or Subsidiary, shall not be paid until the earlier of (a) the date that is six months following such separation from service or (b) the date of the Participant's death following such separation from service. The grant of Options and SARs shall be granted under terms and conditions consistent with Treasury Regulation Section 1.409A-1(b)(5) such that any such Award does not constitute a "deferral of compensation" under Code Section 409A. It is further intended that distribution events under an Award qualify as permissible distribution events for purposes of Code Section 409A or an applicable exception, and this Plan and Award Agreements shall be interpreted accordingly. Neither the Corporation nor any Participant may accelerate or delay payment, settlement, or exercise of any Award except to the extent permitted under Code Section 409A or an applicable exception.

**26.6 NO LIABILITY WITH RESPECT TO ADVERSE TAX TREATMENT.** Notwithstanding any provision of this Plan to the contrary, in no event shall the Corporation or any Subsidiary be liable to a Participant on account of an Award's failure to (i) qualify for favorable U.S., foreign, state, local, or other tax or withholding treatment or (ii) avoid adverse tax or withholding treatment under U.S., foreign, state, local, or other law, including, without limitation, Code Section 409A.



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# Awards and Recognitions

- One of America's Most Responsible Companies 2020 by Newsweek.
- Ranked highest in Customer Satisfaction with Mobile Banking Apps among Regional Banks, 2 years in a row, by J.D. Power.
- One of the Best Employers for Women 2020 (third consecutive year) by Forbes.
- One of America's Best Employers for Diversity 2020 (third consecutive year) by Forbes.
- Great Place to Work Certified September 2019 – September 2020
- One of the Best Places to Work for Disability Inclusion with a 100 percent score on the Disability Equality Index (DEI) – 2020, 2019, 2018, and 2017.
- One of the Best Places to Work for LGBTQ Equality 2020, 2019, 2018, 2017, 2016, 2015, and 2014 by the Human Rights Campaign Foundation.
- Recognized on the Diversity Best Practices Inclusion Index, by Diversity Best Practices
- #1 Nationally for SBA 7(a) Loan Origination by Volume (3rd year in a row).*
- #1 for SBA 7(a) Loan Origination by Volume within its footprint (12th year in a row).*
- Earned 2020 ATD Best Award by the Association of Talent Development



* Largest by number of 7(a) loans for SBA fiscal years 2018-2020; Source U.S. Small Business Administration.

